PRELIMINARY COPY
                               WOLOHAN LUMBER CO.

                                                              October __, 2003


Dear Shareholder:


         You are cordially invited to attend a Special Meeting of Shareholders of Wolohan Lumber Co. to be held at 11:00 a.m., local time, on November 5, 2003, at the offices of the Company, 1740 Midland Road, Saginaw, Michigan.



         As described in the enclosed Proxy Statement, at the Special Meeting, you will be asked to approve the Merger of Wolohan Acquisition Co. with and into Wolohan Lumber Co. as the surviving corporation. In the Merger, shares of our common stock issued and outstanding immediately prior to the Merger owned by public shareholders will be converted into the right to receive $25.75 per share, in cash, without interest. Shares beneficially owned by certain current shareholders and members of management, including James L. Wolohan, the Company's President and Chief Executive Officer, John A. Sieggreen, its President and Chief Operating Officer, and Edward J. Dean, its Vice President and Chief Financial Officer (the "Continuing Shareholders"), who own approximately 51.3% of Wolohan common stock, will remain as outstanding shares of the surviving corporation.


         A Special Committee comprised of independent members of our Board of Directors, consisting of Lee A. Shobe and Charles R. Weeks, was formed to consider the proposal. The Special Committee unanimously recommended to our Board of Directors that the Merger be approved.


         In connection with its evaluation of the Merger, the Special Committee engaged McDonald Investments Inc. to act as its financial advisor. McDonald Investments has rendered its written opinion that, as of August 13, 2003, based upon and subject to the assumptions, limitations and qualifications included in its opinion, the consideration of $25.75 per share to be received in the Merger is fair from a financial point of view to our, unaffiliated public shareholders who are not Continuing Shareholders. McDonald Investments' written opinion dated August 13, 2003, is attached as Appendix B to the accompanying Proxy Statement.



         The Board of Directors believes that the terms of the Merger are procedurally and substantively fair to, and in the best interests of, our unaffiliated public shareholders and recommends that the shareholders approve the Merger. Since John Sieggreen and I have a personal interest in recommending the Merger to you, we abstained from voting at the Board meeting at which this recommendation was made.


         Details of the Merger and other important information are described in the accompanying Notice of Special Meeting and Proxy Statement. You are urged to read these important documents carefully before casting your vote.

         Whether or not you plan to attend the Special Meeting, we urge you to complete, sign, date and promptly return the enclosed proxy card.

         We thank you for your prompt attention to this matter and appreciate your support.

                                           Very truly yours,

                                           /s/  James L. Wolohan
                                           President and Chief Executive Officer

         PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. PLEASE DO NOT SEND IN ANY CERTIFICATES FOR YOUR COMMON STOCK AT THIS TIME. IF THE MERGER IS APPROVED, SHAREHOLDERS WILL RECEIVE A LETTER OF TRANSMITTAL AND RELATED INSTRUCTIONS.

PRELIMINARY COPY




                               WOLOHAN LUMBER CO.
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON NOVEMBER 5, 2003



To the Shareholders of
WOLOHAN LUMBER CO.:


         NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of WOLOHAN LUMBER CO. (the "Company") will be held on November 5, 2003 at 11:00 a.m., local time, at the offices of the Company, 1740 Midland Road, Saginaw, Michigan, for the following purposes:



         1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of August 13, 2003 (the "Merger Agreement"), pursuant to which Wolohan Acquisition Co., a Michigan corporation, would be merged with and into the Company (the "Merger"). The Company would be the surviving corporation in the Merger. As a result of the Merger, each outstanding share of common stock of the Company, other than shares owned by certain current shareholders and members of management, will be converted into the right to receive $25.75 in cash, without interest, all as more fully described in the accompanying Proxy Statement.


         2. To transact such other business as may properly be brought before the Special Meeting or any adjournments thereof.


         Only shareholders of record as of the close of business on September 15, 2003 will be entitled to notice of the Special Meeting and to vote at the Special Meeting and any adjournments of the meeting.


         The Board of Directors acting upon the unanimous recommendation of the Special Committee of the Board, has approved the Merger Agreement and the Merger and recommends that you vote FOR approval of the Merger Agreement.

                                    By Order of the Board of Directors,

                                    /s/  George I. Gibson, Jr.
                                    Secretary


October ___, 2003


EACH SHAREHOLDER IS URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF A SHAREHOLDER DECIDES TO ATTEND THE SPECIAL MEETING, THE SHAREHOLDERS MAY, IF SO DESIRED, REVOKE THE PROXY AND VOTE THE SHARES IN PERSON.

PRELIMINARY COPY





                               WOLOHAN LUMBER CO.
                                 PROXY STATEMENT
                                       FOR
                         SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON NOVEMBER 5, 2003


GENERAL


         This Proxy Statement is being furnished to holders of Wolohan Lumber Co. (the "Company") common stock in connection with the solicitation of proxies by our Board of Directors for use at the Special Meeting of Shareholders, and at any adjournments of the meeting, to be held at the offices of the Company, 1740 Midland Road, Saginaw, Michigan, on November 5, 2003 beginning at 11:00 a.m., local time. The Special Meeting has been called to consider and vote upon a proposal to approve and adopt the Merger Agreement, dated as of August 13, 2003, between the Company and Wolohan Acquisition Co. ("Wolohan Acquisition"), pursuant to which Wolohan Acquisition will be merged with and into the Company. A copy of the Merger Agreement is attached to this Proxy Statement as Appendix A.



         Only shareholders of record on September 15, 2003 are entitled to receive notice of and vote at the meeting. On that record date, there were 2,042,688 shares of common stock of the Company outstanding.



         Each share of our common stock will be entitled to one vote. The Merger must be approved by a vote of a majority of the outstanding shares of common stock. Of those shares, approximately 51.3% were beneficially owned by certain current shareholders and members of management who will continue as shareholders after the Merger, including James L. Wolohan, the Company's President and Chief Executive Officer, John A. Sieggreen, its Executive Vice President and Chief Operating Officer, and Edward J. Dean, its Vice President and Chief Financial Officer who have indicated they will vote for the Merger, but are not obligated to do so. If such shareholders vote as indicated, the Merger Agreement will be approved and adopted. A quorum for the meeting requires that holders of a majority of the outstanding shares of common stock must be present in person or by proxy.


         The Board of Directors recommends that you vote "FOR" approval of the Merger Agreement and the Merger.


         Proxies will be voted in the manner you specify in the proxy card. You must sign your proxy. If you return your proxy but do not specify how it should be voted, your shares will be voted for the Merger. If your stock is held by a broker or other custodian in "street name", your shares will not be voted unless you provide specific instructions to the broker or custodian. Proxies submitted by brokers or custodians who have not received voting instructions will be counted for the purposes of determining a quorum, but will not be voted for or against the Merger. You are urged to complete and return your proxy or, if your shares are held in street name, to provide voting instructions in accordance with the materials you receive from your broker or other custodian.

         This Proxy Statement and the accompanying form of proxy are first being mailed to shareholders on or about October __, 2003.


         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT DOES NOT CONSTITUTE A SOLICITATION OF A PROXY IN ANY JURISDICTION FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE A PROXY SOLICITATION IN SUCH JURISDICTION. THE INFORMATION IN THIS PROXY STATEMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS PROXY STATEMENT.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This Proxy Statement contains or incorporates by reference certain forward-looking statements and information relating to us that are based on the beliefs of management as well as assumptions made by and information currently available to us. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts, including statements regarding the completion of the Merger. When used in this document, the words "anticipate," "believe," "estimate," "expect," "plan," "intend," "project," "predict," "may", and "should" and similar expressions, are intended to identify forward-looking statements. Such statements reflect our current view with respect to future events, including the completion of the Merger, and are subject to numerous risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements including, among others, fluctuations in customer demand and spending, expectations of future volumes and prices for our products, prevailing economic conditions affecting the retail lumber and building materials markets and seasonality of operating results and other factors, including risk factors, referred to from time to time in filings made with the Securities and Exchange Commission. The Company undertakes no obligation to update or clarify forward-looking statements, whether as a result of new information, future events or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Proxy Statement as anticipated, believed, estimated, expected, planned or intended.

                                TABLE OF CONTENTS


                                                                                                                PAGE
GENERAL...........................................................................................................1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.........................................................2
QUESTIONS AND ANSWERS.............................................................................................5
SUMMARY..........................................................................................................10
THE SPECIAL MEETING
         Time, Place and Date; Proxy Solicitation................................................................15
         Matters to be Considered................................................................................15
         Required Vote...........................................................................................15
         Voting and Revocation of Proxies........................................................................16
         Record Date; Stock Entitled to Vote; Quorum; Voting at the Special Meeting..............................16
         Effective Time..........................................................................................17
         Appraisal Rights........................................................................................17
SPECIAL FACTORS
         Background of the Merger................................................................................17
         Reasons for the Special Committee's Determination.......................................................25
         Recommendations of the Special Committee and the Board of Directors.....................................29
         Purposes of the Merger and Plans or Proposals...........................................................29
         Opinion of McDonald Investments.........................................................................30
         Management's Projections................................................................................40
THE MERGER AGREEMENT
         The Merger..............................................................................................42
         Conversion of Common Stock..............................................................................42
         Stock Options and Performance Shares....................................................................43
         Representations and Warranties..........................................................................43
         Covenants...............................................................................................44
         Directors' and Officers' Indemnification................................................................45
         Conditions to the Merger................................................................................45
         Termination.............................................................................................45
         Effect of Termination...................................................................................46
         Amendment...............................................................................................47
         Fees and Expenses.......................................................................................47
         Regulatory Approvals....................................................................................47
         Merger Financing........................................................................................47
         Appraisal Rights........................................................................................48
MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER...........................................................48
GENERAL INFORMATION REGARDING WOLOHAN LUMBER CO.
AND WOLOHAN ACQUISITION CO.......................................................................................50
         Subsequent Events; Shareholder Litigation...............................................................50
         Price Range of Shares; Dividends and Stock Repurchases..................................................54
         Interests of Certain Persons in the Merger..............................................................55
         Stock Ownership.........................................................................................57
         Executive Officers and Directors........................................................................58
         Officer Agreements......................................................................................

INDEPENDENT AUDITORS.............................................................................................60
SHAREHOLDER PROPOSALS............................................................................................60
WHERE YOU CAN FIND MORE INFORMATION..............................................................................60
AVAILABLE INFORMATION............................................................................................61
MISCELLANEOUS....................................................................................................62

Appendix A        Agreement and Plan of Merger
Appendix B        Opinion of McDonald Investments Inc.
Appendix C        Names of Continuing Shareholders
Appendix D        Annual Report on Form 10-K for the Fiscal Year Ended
                  December 31, 2002
Appendix E        Quarterly Report on Form 10-Q for the Period Ended
                  June 30, 2003

                              QUESTIONS AND ANSWERS


         The following questions and answers are intended to address briefly some commonly asked questions regarding the Merger.


WHAT WILL HAPPEN IN THE MERGER?

         If completed, the Merger will result in our shareholders, other than the Continuing Shareholders:

              - receiving $25.75 in cash per share for their stock, without interest,

              -   no longer holding any equity interest in Wolohan Lumber, and

              - no longer participating in any earnings or losses of Wolohan Lumber.

         For more information concerning the terms and provisions of the Merger and the Merger Agreement, see "The Merger Agreement".

WHAT AM I BEING ASKED TO VOTE UPON?


         Our Board of Directors is asking you to vote to adopt and approve a Merger Agreement and Merger which provides that Wolohan Acquisition will merge into us, and we will be the surviving corporation. Pursuant to the Merger, each share of our common stock issued and outstanding immediately prior to the Merger will be converted into the right to receive $25.75 in cash, without interest, other than shares beneficially owned by certain current shareholders and members of management and whose shares of our common stock will continue to represent shares of common stock in the surviving corporation (the "Continuing Shareholders").


WHAT WILL I RECEIVE IN THE MERGER?

         You will be entitled to receive $25.75 in cash, without interest, for each share of common stock owned by you.


WHO ARE THE CONTINUING SHAREHOLDERS?

         The names of the Continuing Shareholders are listed on Appendix C to this Proxy Statement. They principally include the Wolohan Family Trust and members of the Wolohan family.


WHY ARE THE CONTINUING SHAREHOLDERS ACQUIRING WOLOHAN LUMBER?

         Those Continuing Shareholders who are executive officers of Wolohan Lumber believe that Wolohan Lumber suffers from:

              - lack of liquidity due to low trading volume in our common stock,

              - lack of interest by the financial community in our common stock,

              - our relatively small size in relation to our principal competitors,

              -   increased costs of remaining a public company.



         See "Special Factors -- Background of the Merger."

HOW WAS THE AMOUNT OF THE MERGER CONSIDERATION DETERMINED?


         The $25.75 per share merger consideration was determined as a result of negotiations between the Special Committee and certain Continuing Shareholders who are executive officers of Wolohan Lumber. For further information concerning the negotiation of the merger consideration, see "Special Factors -- Background of the Merger."


WHY IS THE BOARD OF DIRECTORS RECOMMENDING THAT I VOTE FOR THE MERGER?


         In the opinion of the Board of Directors, based upon the unanimous recommendation of the Special Committee of the Board, the terms and provisions of the Merger Agreement and the Merger are fair to and in the best interests of our unaffiliated public shareholders, who are all shareholders other than the Continuing Shareholders. The Board has approved the Merger Agreement and the Merger and declared it procedurally and substantively fair to and in the best interests of our unaffiliated public shareholders. At that Board meeting, James L. Wolohan and John A. Sieggreen attended the board meeting for quorum purposes only and abstained from voting with respect to the Merger and the Merger Agreement.


         The price of $25.75 is a 30.7% premium over the closing price for the shares on May 15, 2003, the day before we publicly announced the merger proposal, and a 9.6% premium over the closing price for the shares on August 12, 2003, the day before we announced the execution of the Merger Agreement.

         See "Special Factors -- Recommendations of the Special Committee and the Board of Directors."

HOW WILL THE MERGER BE FINANCED?

         The Company and Wolohan Acquisition intend to finance the merger from funds borrowed from a bank under credit facilities and from available cash.

         See "The Merger Agreement -- Merger Financing."

WHAT STEPS DID THE BOARD OF DIRECTORS TAKE TO DETERMINE THAT THE PRICE PER SHARE I WILL RECEIVE IN THE PROPOSED MERGER IS FAIR?


         The Board of Directors formed a Special Committee consisting of two directors who had no conflicts of interest with respect to the Merger to evaluate and negotiate the terms of the Merger Agreement. The Special Committee selected and retained legal and financial advisors to assist it in the evaluation and negotiation of the Merger Agreement and the Merger, and received a written fairness opinion from its financial advisor. The Special Committee took into consideration the opinion of its financial advisor, that as of the date of the Merger Agreement, and based on and subject to the assumptions, limitations and qualifications contained in that opinion, the merger consideration each unaffiliated public shareholder will have the right to receive is fair, from a financial point of view, to that shareholder.


         See "Special Factors -- Background of the Merger."

WHAT ARE THE ADVANTAGES AND DISADVANTAGES TO ME OF THE MERGER?

         You will receive an immediate cash payment for your shares of our common stock that represents a premium over market prices in recent periods. This payment will be taxable to you to the extent it exceeds the tax basis of your shares. You will have the opportunity to reinvest your net of tax merger proceeds in other investments.

         You will not have the opportunity to participate in our future earnings or growth. Conversely, you will not have to bear the risk of a possible decrease in our stock value, whether as a result of operating or market factors.

WHAT VOTE IS REQUIRED TO APPROVE THE MERGER AGREEMENT?

         The holders of a majority of all outstanding shares of our common stock must vote to approve the Merger Agreement. The Continuing Shareholders beneficially own approximately 51.3% of the common stock eligible to vote at the Special Meeting and each of them have indicated that they intend to vote their common stock in favor of the adoption of the Merger Agreement although they are not obligated to do so. If the Continuing Shareholders vote as each of them have indicated, the Merger Agreement will be approved and adopted.

         See "The Special Meeting -- Required Vote."

WHAT DO I NEED TO DO NOW?

         Please mark your vote on, sign, date and mail your proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the Special Meeting.

WHO CAN VOTE ON THE MERGER?


         If you are a shareholder of record as of the close of business on September 15, 2003, you will be entitled to notice of, and to vote at, the Special Meeting to adopt and approve the Merger Agreement and the Merger.


         See "The Special Meeting -- Record Date; Stock Entitled to Vote; Quorum; Voting at the Special Meeting."

WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

         Your receipt of the merger consideration will be a taxable transaction for federal income tax purposes. See "Federal Income Tax Consequences."

ARE THERE APPRAISAL RIGHTS?

         No. Under Michigan law shareholders do not have the right to dissent from the Merger and obtain appraisal rights.

         See "The Merger Agreement -- Appraisal Rights."

SHOULD I SEND MY STOCK CERTIFICATES NOW?

         No. If the Merger is completed, we will send you a transmittal form and written instructions for exchanging your share certificates.

IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

         Your broker will vote your shares ONLY IF you instruct your broker on how to vote. You should follow the directions provided by your broker regarding how to vote your shares.

MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

         Yes, your vote can be changed at any time before the proxy is voted at the Special Meeting. This can be done in one of two ways. First, just send in a written revocation or another signed proxy card with a later date to George I. Gibson, Jr., Secretary of the Company, 1740 Midland Road, Saginaw, Michigan 48603, before the Special Meeting. Or, second, you may, as long as you, and not your broker, are a record holder of our common stock, attend the Special Meeting and vote in person.

         See "The Special Meeting -- Voting and Revocation of Proxies."

IF THE MERGER IS COMPLETED, WHEN CAN I EXPECT TO RECEIVE THE MERGER CONSIDERATION FOR MY SHARES?

We will send payment of the merger consideration to you as promptly as practicable following the completion of the Merger and our receipt of your stock certificates and other required documents.

WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

         We are working toward completing the Merger as quickly as possible. If the Merger Agreement is approved by the shareholders and the other conditions to the Merger are satisfied, we expect to complete the Merger as soon as practicable after the Special Meeting.

         See "The Special Meeting -- Effective Time."


WHAT HAPPENS TO THE RIGHTS OUTSTANDING WHICH ARE ATTACHED TO EACH SHARE OF COMMON STOCK AND REPRESENT THE RIGHT TO PURCHASE ONE SHARE OF COMMON STOCK UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE RIGHTS AGREEMENT?



         Prior to the completion of the Merger, the Board of Directors will redeem the Rights at a redemption price of $.01 per Right.



WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETING?

         We do not expect that any other matters will be voted upon at the Special Meeting.


         See "Miscellaneous."

                                     SUMMARY


         The following summary, together with the previous Question and Answer section, provides an overview of all material information discussed in this Proxy Statement and presented in the attached Appendixes. You are urged to review this entire Proxy Statement carefully, including the Appendixes.


OVERVIEW

         We are furnishing this Proxy Statement to allow our shareholders to consider and vote on a proposal to approve and adopt the Merger Agreement and Merger. The Merger Agreement provides that Wolohan Acquisition will be merged with and into us and our public shareholders will receive $25.75 per share for each share of our common stock that they own at the effective time of the Merger.

         During the time the Merger Agreement was negotiated and at the time the Merger Agreement was executed, James L. Wolohan was the President and Chief Executive Officer and a member of the Board of Directors of Wolohan Lumber and John A. Sieggreen was our Executive Vice President, Chief Operating Officer and a member of our Board of Directors. Mr. Sieggreen is also the sole shareholder and director of Wolohan Acquisition.


         Our Board of Directors formed the Special Committee composed of two independent directors to consider the offer made by the Continuing Shareholders. The Special Committee negotiated the terms of the Merger Agreement on behalf of the Board and us. In connection with the execution of the Merger Agreement, both the Board and the Special Committee determined that the Merger and the Merger Agreement are procedurally and substantively fair to and in the best interests of our unaffiliated public shareholders.


PARTIES TO THE MERGER

Wolohan Lumber Co.
1740 Midland Road
Saginaw, Michigan  48603
(989) 793-4532


         Wolohan Lumber is a Michigan corporation engaged in the retail sale of a full line of lumber and building materials and related products used primarily for new home construction and large home-improvement projects. It operates a chain of 25 building supply stores located in Illinois, Indiana, Kentucky, Michigan and Ohio.


Wolohan Acquisition Co.
1740 Midland Road
Saginaw, Michigan  48603
(989) 793-4532

         Wolohan Acquisition is a Michigan corporation organized specifically for the Merger and has not carried on any activities to date other than those incident to its formation and the negotiation and execution of the Merger Agreement.


THE MERGER

EFFECT OF THE MERGER (SEE "SPECIAL FACTORS -- PURPOSES OF THE MERGER AND PLANS AND PROPOSALS")

         Pursuant to the Merger Agreement, Wolohan Acquisition will be merged directly into us and we will be the surviving corporation. Each share of our common stock, other than shares owned by the Continuing Shareholders, will be automatically converted into the right to receive an amount in cash equal to $25.75 per share.

COMPANY STOCK OPTIONS AND PERFORMANCE SHARES (SEE "THE MERGER AGREEMENT -- STOCK OPTIONS AND PERFORMANCE SHARES")


         At the effective time of the Merger, all stock options held by persons other than the Continuing Shareholders, will automatically be converted into the right to receive an amount in cash equal to the merger consideration, less the applicable exercise price for each share of common stock subject to such stock options. At the effective time of the Merger, all stock options held by the Continuing Shareholders will be assumed by us as the surviving corporation and will remain outstanding.



         At the effective time of the Merger, all performance shares under the Long-Term Incentive Plan held by persons other than the Continuing Shareholders will be entitled to receive an amount in cash equal to the product of the number of performance shares and the merger consideration. At the effective time of the Merger, all performance shares held by Continuing Shareholders will be assumed by us as the surviving corporation and remain outstanding.


CONDITIONS TO THE MERGER (SEE "THE MERGER AGREEMENT -- CONDITIONS TO THE
MERGER")

         We and Wolohan Acquisition will not complete the Merger unless several conditions are satisfied or waived by us and Wolohan Acquisition. These include:

         The Merger Agreement and the Merger shall have been approved by the requisite vote of the holders of our common stock.

         No final restraining order or permanent injunction or other final order issued by any court of competent legal jurisdiction or other legal prohibition preventing the consummation of the Merger shall be in effect.

         All governmental and other consents and approvals necessary to consummate the Merger shall have been obtained.


         Our Board of Directors shall have taken all action required to redeem the Rights outstanding under the Rights Agreement dated February 16, 2000.

         The merger consideration shall have been delivered to the paying agent.

         There shall not be pending any litigation pertaining to the Merger.

TERMINATION OF THE MERGER AGREEMENT (SEE "THE MERGER AGREEMENT -- TERMINATION")

         The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after shareholder approval is obtained:

         by mutual written consent of Wolohan Acquisition and the Special Committee; or

         by Wolohan Acquisition or the Special Committee: (i) if the effective time of the Merger shall not have occurred on or before December 31, 2003; or
(ii) if there shall be any law that makes consummation of the Merger illegal or prohibited, or if any court of competent jurisdiction in the United States shall have issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decree, ruling, or other action shall have become final and non-appealable; or

         by the Special Committee: (i) if there is a superior proposal (as defined under "The Merger Agreement - Covenants") and if with respect thereto the Special Committee or our Board of Directors determines in good faith that the failure to take such action to terminate the Merger Agreement would be inconsistent with its fiduciary duties to our shareholders.

         by Wolohan Acquisition: if the Board of Directors shall have withdrawn or modified, in a manner that is materially adverse to Wolohan Acquisition, its approval or recommendation of the Merger Agreement and the Merger or shall have recommended another merger, consolidation or business combination involving, or acquisition of, the Company or our assets or a tender offer for common stock, or shall have resolved to do any of the foregoing.

OPINION OF FINANCIAL ADVISOR (SEE "SPECIAL FACTORS -- OPINION OF MCDONALD INVESTMENTS")


         The Special Committee retained McDonald Investments Inc. as its financial advisor to render an opinion as to the fairness of the merger consideration each unaffiliated public shareholder will have the right to receive in the proposed Merger. McDonald Investments delivered its written opinion to the Special Committee that, as of the date of the opinion, and based on and subject to the assumptions, limitations, and qualifications contained in that opinion, the merger consideration each of our unaffiliated public shareholders will have the right to receive in the proposed merger is fair.



         A copy of McDonald Investments' written opinion is attached to this Proxy Statement as Appendix B. We urge you to read McDonald Investments' opinion in its entirety.


MERGER FINANCING (SEE "THE MERGER AGREEMENT -- MERGER FINANCING")

         The total amount of cash required to consummate the transactions contemplated by the Merger Agreement, including payment of related fees and expenses, will be paid from funds borrowed from a bank under credit facilities and from available cash.

SELECTED HISTORICAL FINANCIAL DATA

         The following selected financial data is only a summary and should be read with our financial statements and the notes to those statements included in our Form 10-K for the year ended December 31, 2002 and Form 10-Q for the quarter ended June 30, 2003, which are attached to this Proxy Statement as Appendixes D and E, respectively. The statement of operations data for the years ended December 31, 2001 and December 31, 2002 and the balance sheet data at December 31, 2001 and December 31, 2002 are derived from our financial statements which have been audited by our independent auditors. The statement of operations data for the six months ended June 30, 2002 and 2003 and the balance sheet data at June 30, 2003 and 2002 are derived from our unaudited financial statements.

            (000'S OMITTED)
                                                 SIX MONTHS ENDED                       TWELVE MONTHS ENDED
                                                    (UNAUDITED)                               (AUDITED)
                                            -----------------------------          -------------------------------
                                             June 30,            June 30,          December 31,       December 31,
                                               2003                2002                2002               2001
                                            ---------           ---------           ---------          ---------
INCOME STATEMENT DATA
Net sales                                   $  81,638           $  94,560           $ 197,638          $ 239,895
Gross profit                                   19,690              21,410              46,840             58,312
Other operating income                          1,070               1,228               2,430              3,041
Selling, general and
  administrative expenses                      18,952              20,452              40,057             47,096
Depreciation and amortization                   1,892               2,442               4,594              6,166
Store closing costs                               (67)                 (7)                511              3,440
Income from operations                            (17)               (249)              4,108              4,651
Income before income tax                        1,481                  26               5,174              7,256
Net income                                        977                  17               3,400              4,772
Net income per share, basic                 $    0.47           $    0.01           $    1.63          $    1.61
Net income per share, assuming
  dilution                                  $    0.43           $    0.01           $    1.49          $    1.53
Weighted average number of
  shares outstanding                            2,070               2,077               2,080              2,971

OTHER DATA:
Ratio of earnings to fixed charges                 72                   1                  61                 18

BALANCE SHEET DATA
Working capital                             $  30,162           $  23,039           $  28,688          $  20,526
Total assets                                   85,367              86,570              83,780             85,356
Long-term debt less current
  installments                                    151                 256                 203                307
Shareholders' equity                           65,088              62,357              65,098             61,697
Book value per share                        $   31.86           $   29.72           $   31.40          $   30.44
Tangible book value (shareholders'
  equity -- intangible assets)                 62,265              59,384              62,225             58,624
Tangible book value per share               $   30.48           $   28.31           $   30.02          $   28.92

                               THE SPECIAL MEETING


TIME, PLACE AND DATE, PROXY SOLICITATION



         The Special Meeting will be held on November 5, 2003 at 11:00 a.m., local time, at the offices of the Company, 1740 Midland Road, Saginaw, Michigan. We will bear the cost of soliciting proxies from shareholders. In addition to soliciting proxies by mail, our officers and directors and employees, without receiving additional compensation, may solicit proxies by telephone, facsimile or in person. In addition the Company has engaged MacKenzie Partners, Inc. at a cost of $3,500 plus out of pocket expenses as proxy solicitor and advisor to solicit proxies primarily from brokerage firms. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares held of record by such persons, and we will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them.


MATTERS TO BE CONSIDERED


         The purpose of the Special Meeting is to vote upon a proposal to approve and adopt the Merger Agreement and the Merger. If the Merger Agreement is approved by our shareholders and the other conditions to the Merger are satisfied or waived, Wolohan Acquisition will merge with and into us and all shares currently held by our unaffiliated public shareholders will be converted into the right to receive $25.75 in cash, without interest. Shares of our common stock held by the Continuing Shareholders will continue to represent shares in the surviving corporation.


         The Merger Agreement is attached to this Proxy Statement as Appendix A.

REQUIRED VOTE

         The affirmative vote of at least a majority of the outstanding shares entitled to vote thereon is required to approve and adopt the Merger Agreement and the Merger.


         The Continuing Shareholders are beneficial owners of approximately 51.3% of the outstanding shares of our common stock, all of which are eligible to vote at the Special Meeting. The Continuing Shareholders have indicated that they intend to vote their shares in favor of the adoption of the Merger Agreement, although they are not obligated to do so. Accordingly, the Continuing Shareholders have sufficient voting power to cause the approval and adoption of the Merger Agreement and the Merger without the affirmative vote of any of the unaffiliated public shareholders.


VOTING AND REVOCATION OF PROXIES

Shares that are entitled to vote and are represented by a proxy properly signed and received at or prior to the Special Meeting, unless subsequently properly revoked, will be voted in accordance with the instructions indicated thereon. If a proxy is signed and returned without indicating any voting instructions, shares represented by the proxy will be voted for the proposal to approve and adopt the Merger Agreement and the Merger. The Board is not currently aware of any business to be acted upon at the Special Meeting other than as described in this Proxy Statement.

         Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the shares represented by the proxy are voted at the Special Meeting by:

         attending and voting in person at the Special Meeting,

         giving notice of revocation of the proxy at the Special Meeting, or delivering to our corporate secretary George I. Gibson, Jr., at 1740 Midland Road, Saginaw, Michigan 48603, a written notice of revocation or a duly executed proxy relating to the same shares and matters to be considered at the Special Meeting, bearing a date later than the proxy previously executed.






RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM; VOTING AT THE SPECIAL MEETING


         Only holders of shares of common stock on the record date, September 15, 2003, will be entitled to receive notice of and to vote at the Special Meeting. At the close of business on the record date, there were outstanding and entitled to vote 2,042,688 shares of common stock. Each holder of record of common stock on the record date will be entitled to one vote for each share held on all matters to be voted upon at the Special Meeting. The presence, in person or by proxy, at the Special Meeting of the holders of at least a majority of the shares entitled to vote is necessary to constitute a quorum for the transaction of business.


         Abstentions will be counted as present for the purpose of determining whether a quorum is present but will not be counted as votes cast in favor of the Merger proposal. Abstentions, therefore, will have the same effect as a vote against the Merger proposal.

         Brokerage firms who hold shares in "street name" for customers will not have the authority to vote those shares with respect to the Merger if such firms have not received voting instructions from a beneficial owner. The failure of a broker to vote shares in the absence of instructions (a "broker non-vote") will be counted as present for the purpose of determining whether a quorum is present but will not be counted as votes cast in favor of the Merger proposal. Broker non-votes, therefore, will have the same effect as a vote against the Merger.

EFFECTIVE TIME

         The Merger will be effective following shareholder approval of the Merger Agreement when a certificate of merger is filed with the State of Michigan. If the Merger is approved by the shareholders at the Special Meeting, we expect to complete the Merger as soon as practicable after the Special Meeting, subject to the satisfaction or waiver of the other terms and conditions included in the Merger Agreement. See "The Merger -- Conditions."

APPRAISAL RIGHTS

         Under the Michigan Business Corporation Act shareholders do not have the right to dissent from the Merger and obtain appraisal rights.

                                 SPECIAL FACTORS

BACKGROUND OF THE MERGER

         We have long been concerned about the lack of liquidity in our common stock. A very thin trading market has prevailed for a considerable time. The average trading volume per day for the period January 2, 2003 to August 13, 2003 was 926 shares. On days when the stock has traded, very often the daily volume has been considerably below 1,000 shares per day. Indeed there have been many days over the past several years when our common stock did not trade at all. It is not uncommon for trades of merely 100 shares to move the price of the common stock inordinately in either direction.

         Contributing to this lack of liquidity has been the lack of interest by the financial community in our common stock. No equity analysts follow the Company and publish research reports thereon. There is no significant sponsorship from the investment community. Consequently, trading prices for our common stock are not reflective of a broad-based assessment of value by the investment community. Further exacerbating the liquidity situation is the large percentage ownership of the Company by members of the Wolohan family. Given the lack of liquidity for our common stock, the public market has not been a source of capital for the Company and the common stock has not been an attractive security to use for acquisitions.

         The lack of liquidity in our common stock has also been a concern to our shareholders, some of whom, from time to time, have encouraged us to try to improve our liquidity situation. To that end, we engaged in two self-tender offers to purchase shares of our common stock, in December of 2000 and September of 2001. Under those two offers, we acquired 1,189,113 shares under the 2000 offer at $12.00 per share and 1,258,295 shares under the 2001 offer at $15.00 per share. The self-tenders provided an opportunity for shareholders to sell shares in amounts and at prices that they would not likely have obtained were they to have relied on the public trading market alone. Pursuant to those offers, institutional ownership of shares of our common stock has declined from over 1.4 million shares prior to the December 2000 tender offer to less than 150,000 shares as of August 13, 2003.


         The absence of liquidity in our common stock has been of all the more concern because of the cyclical nature of our business, the industry in which we operate and the relatively small size of the Company in relation to its principal competitors. Over the last several years, intense competitive pressures in the industry have forced numerous of our competitors out of business, several of them by declaring bankruptcy. These conditions were a major factor in our decision to engage in a significant restructuring, downsizing and a reduction in force.

         Many uncertainties associated with current and future industry and market conditions remain.


         As a result of the above, it is apparent that we are unable to realize the principal benefits of being a public company, and that the costs of remaining a public company such as those associated with compliance with the reporting requirements and public filing requirements are no longer merited. Furthermore the increased costs of being a public company as a result of the adoption of the Sarbanes-Oxley Act of 2002 have contributed to the decision to go private at this time as opposed to any other time in the Company's public operating history.



         Certain members of the Wolohan family, along with certain members of management (the "Continuing Shareholders", see attached Appendix C) who own in the aggregate approximately 1,048,151 shares, or 51.3%, of the issued and outstanding shares have determined that an offer to acquire the shares of common stock in the hands of the unaffiliated public shareholders would be advisable and beneficial.



         The Continuing Shareholders would be able to acquire the entire remaining equity interest in the Company which they do not now own. The Company would avoid the time and expense of maintaining a public listing of the common stock and the Continuing Shareholders may be able to deal more flexibly with the Company's assets in responding to difficult and changing industry conditions.



         On May 16, 2003, the Continuing Shareholders presented an offer to the Board of Directors offering to acquire the remaining shares of our common stock held by the unaffiliated public shareholders (approximately 994,537 shares) at a price of $21.75 per share in cash.


         Thereupon, the Board of Directors established a Special Committee of independent non-employee directors, to review the offer, to appoint an investment banking firm to assist the Special Committee in evaluating the fairness of the offer, to engage legal counsel to the Special Committee, to negotiate with the Continuing Shareholders and to make its recommendation to the Board of Directors. The Board established the compensation of the Special Committee members at $1,000 per meeting ($500 if a telephonic meeting) and $1,500 per meeting for the Chairman ($750 if a telephonic meeting).

          The Special Committee appointed on May 16, 2003 initially consisted of Charles R. Weeks, Lee A. Shobe and Hugo E. Braun, Jr. The Committee met on May 16, immediately following the Board of Directors meeting at which it was appointed. Mr. Weeks was appointed Chairman of the Committee and Mr. Braun was appointed Secretary. At this meeting, the Committee discussed the offer from the Continuing Shareholders and the role of the Committee, as well as the retention of independent counsel and an independent financial advisor. The Committee discussed possible candidates for these roles and agreed to hire counsel first so as to have advice of counsel available in connection with the retention of a financial advisor.

          The Committee next met by conference telephone call on May 20, 2003. Mr. Braun reported that he had interviewed Justin G. Klimko of the firm of Butzel Long, Detroit, Michigan, regarding the possibility of Butzel Long serving as counsel to the Committee and had discussed the details of engaging Butzel Long. After discussion, the Committee determined to retain Butzel Long as the Committee's counsel. Butzel Long had no previous affiliation with and had not provided services to the Company, its management or any other member of the Continuing Shareholder group. Mr. Klimko and Christopher M. Moore acted as the principal legal advisors to the Committee on behalf of Butzel Long. At the May 20 meeting, the Committee also agreed to meet in person on June 3, 2003 to interview four designated advisory firms as candidates to serve as the Committee's financial advisor.


         The Committee next met on June 3, 2003. Counsel attended the meeting. At the beginning of the meeting, Mr. Braun raised the issue of his continued participation on the Committee. Mr. Braun explained that he performed legal services for certain Wolohan family members who were included in the Continuing Shareholder group and not members of the Management Group. Although the services he performed were unrelated to the offer made by the Continuing Shareholders or the transaction proposed by them, Mr. Braun expressed a desire to avoid any appearance of conflict. The Committee discussed the matter and agreed with Mr. Braun that his recusal would be appropriate under the circumstances. Mr. Braun then recused himself from membership on the Committee and did not participate further in the Committee's activities.


          The Committee then met with and separately interviewed representatives from four financial advisory firms. Based on the interviews, the Committee members expressed a preference to engage McDonald Investments Inc. ("McDonald Investments") to act as independent financial advisor to the Committee. McDonald Investments had not previously provided services to the Company, its management or any other member of the Continuing Shareholder group.

          The Committee's preference for McDonald Investments was based on the following:

          o McDonald Investments' expertise and experience in valuation matters for public companies, including its experience in going private transactions.

          o McDonald Investments' understanding of issues related to the proposed transaction as demonstrated in its interview with the Committee. McDonald Investments expressed an understanding and appreciation of the role of the Company's reduction in size in recent years through store closings, and its liquidation of related properties and assets, as an important element in analyzing the business and value of the Company.

          o The Committee members' level of comfort with the McDonald Investments personnel who made the presentation (Charles F. Clarke, Jr., Kevin J. Mayer and Mark Yasinsky), who indicated that they would be the principal personnel assigned to perform advisory services rendered to the Committee.

          o The fact that McDonald Investments had not previously provided services to the Company, its management or any other member of the Continuing Shareholder group and was not otherwise affiliated with the Company, its management or the Continuing Shareholders or their affiliates.

          These factors led the Committee to choose McDonald Investments over the three other firms interviewed. Two of the other three firms interviewed had relatively less experience than McDonald Investments with fairness opinions in going private transactions. The third firm had comparable experience and favorably impressed the Committee members, and was considered a strong candidate. The Committee considered both that firm and McDonald Investments to be highly qualified and selected McDonald Investments based on the second and third factors listed above.


          Thereafter the Committee engaged in negotiations through its counsel with McDonald Investments over the terms of McDonald Investments' engagement. The Committee met by conference telephone call on June 5, 2003 to discuss the proposed terms of engagement. The Committee determined that if satisfactory terms of engagement could be reached, it would engage McDonald Investments. The meeting of June 5 was recessed to allow counsel to engage in further discussion on behalf of the

Committee regarding the terms of engagement. After re-convening, the Committee voted unanimously to engage McDonald Investments and directed counsel to negotiate the language of an engagement letter. The engagement letter with McDonald Investments was subsequently negotiated and dated June 9, 2003. It was executed by Mr. Shobe on behalf of the Committee in Mr. Weeks' absence on June 11, 2003.


         McDonald Investments was retained by the Committee as its separate financial advisor to act solely on behalf of the unaffiliated public shareholders of the Company. The McDonald Investments' engagement letter provided that McDonald Investments would assist the Committee in evaluating the fairness to the Company's unaffiliated public shareholders, from a financial standpoint, of the consideration offered in the proposed transaction and would assist the Committee in negotiating the financial aspects of the transaction, assisting in the evaluation of any alternate transaction which might be presented during the course of the Committee's activities and advising and assisting the Committee in evaluating the various structures and forms of any transaction. McDonald Investments also undertook to conduct a study to enable it to render an opinion to the Committee and the Board of Directors of the Company as to the fairness, from a financial point of view, of the consideration to be received by the unaffiliated public shareholders in connection with any transaction that the Board determined to consider.


          Following its engagement, McDonald Investments engaged in an extensive due diligence investigation of the Company. This included reviewing publicly available information about the Company, its industry and its competitors; meeting with members of management to discuss the Company's assets, business, finances and operations; and reviewing nonpublic information regarding the Company, including financial projections provided by management, a summary of which is included elsewhere in this Proxy Statement.


          On June 26, 2003, the Committee met with representatives of McDonald Investments and Butzel Long in a meeting held by conference telephone call. At that meeting, McDonald Investments discussed the status of its investigation to date and informed the Committee that it had been provided with all information it had sought from the Company's management except individual store information. Although McDonald Investments engagement letter contained confidentiality provisions, Company management had requested additional confidentiality provisions prior to releasing store information, because of the sensitivity of that information to the Company's competitive position. Mr. Klimko informed the Committee that he had rejected certain additional confidentiality language proposed by the Company's counsel, but had suggested alternate language that would retain the Committee's discretion to disclose information. The Committee agreed with the modified language. Following the June 26 meeting, the Company's counsel also agreed to the language. Thereafter, Company management provided McDonald Investments with the individual store information it had sought.

          On July 14, 2003, the Committee met in person, together with representatives of McDonald Investments and Butzel Long. At that meeting, McDonald Investments made an oral presentation to the Committee members regarding the results of its analysis of the Continuing Shareholders' offer of $21.75 per share. McDonald Investments informed the Committee that in its judgment the offer price was inadequate and it would not be able to deliver an opinion that the offer price was fair to the minority shareholders from a financial standpoint. McDonald Investments also distributed materials showing certain results of its evaluation to date. McDonald Investments' representatives cautioned the Committee members that its analysis had not been completed, and that the materials were prepared solely as a presentation aide and to assist the Committee in determining a negotiating strategy, and therefore tended to reflect best-case scenarios. For this reason, McDonald Investments collected the materials at the end of the meeting.


          McDonald Investments' analysis discussed at the July 14 meeting included a market value analysis, a liquidation analysis, a premium paid analysis, a comparable company analysis, a precedent transaction analysis, a discounted cash flow analysis and a leveraged buyout analysis. The composite valuation range indicated by aggregating all methodologies suggested a range of fairness for the Company of between $23.00 and $27.00 per share. McDonald Investments indicated that some of these analyses were not particularly instructive, particularly the market value analysis (because of the historically thin trading market for the Company's shares and the significant role of Company tender offers and market repurchases in recent years) and the comparable companies analysis (because of the lack of comparable companies for which financial information is publicly available and the dominance of Lowe's and Home Depot in the Company's industry).


          In response to this presentation, the Committee members requested that McDonald Investments do additional work on its liquidation analysis and revise certain of the assumptions contained in that analysis. Mr. Shobe stated his belief that the historical performance of the Company in closing stores and liquidating related assets had been better than the assumptions contained in the liquidation analysis. He requested that the proceeds assumed for liquidating real properties be compared to the state equalized value assigned to properties for real estate taxation. McDonald Investments indicated that it would review the history of the Company's property liquidations, compare the proceeds received to the state equalized value amounts for the properties already liquidated and then compare those results to the assumptions contained in the liquidation analysis.


          At the July 14 meeting counsel informed the Committee that it had received and reviewed a draft of the Agreement and Plan of Merger from Verne C. Hampton, II of Dickinson Wright, PLLC, counsel to the Company and the Continuing Shareholders. Mr. Klimko informed the Committee that he had requested certain changes to the form of Merger Agreement, most of which had been accepted, but that two issues remained open: whether any transaction would require approval of a majority of the minority shareholders, and whether the agreement would contain a "no-shop" provision preventing the Company from seeking another transaction. The Committee agreed that inclusion of majority of the minority approval was relatively more important to it, and that it would accept a no-shop provision so long as it included a "fiduciary out" allowing the directors to consider unsolicited offers in connection with the discharge of their fiduciary duties.


          At the July 14 meeting, the Committee also discussed with its advisors the advisability of performing a market check. The Committee determined not to conduct such a check at that time. The Committee believed that it should first contact the Continuing Shareholders to inform them that it would not be in position to recommend the offer price of $21.75 per share and to see if the Continuing Shareholders would negotiate for an increased price. The Committee believed that a market check would be of limited value because the Continuing Shareholders controlled a majority of the Company's stock and had announced their intention not to sell their shares to any other person if the proposed transaction was not consummated. The Committee determined to consider a market check only after it determined whether further negotiations with the Continuing Shareholders could be fruitful. The Committee then instructed Mr. Klimko to contact Mr. Hampton to inform him of the Committee's unwillingness to recommend a transaction at the offer price of $21.75 per share and to inquire whether the Continuing Shareholders would agree to negotiate a higher price. Mr. Klimko left the room to call Mr. Hampton. When he returned he indicated that Mr. Hampton had agreed to a meeting, which was then scheduled for July 21, 2003.


          The Committee met with its advisors by conference telephone call on July 18, 2003. During that meeting, McDonald Investments indicated that it had performed the additional analysis requested by the Committee regarding real property values and their impact on its liquidation analyses. McDonald Investments indicated that this additional analysis had yielded a higher potential liquidation value of up to $28.00 per share. McDonald Investments also indicated that liquidation analysis necessarily involves numerous assumptions and variables, many of which could prove untrue, but that as a result of its additional work it now felt that an appropriate range of fairness for negotiating purposes was between $24.00 and $28.00 per share.



         The Committee and its advisors met with representatives of the Continuing Shareholders on July 21, 2003 as scheduled. In attendance on behalf of the Continuing Shareholders were James L. Wolohan, President, Chief Executive Officer and Director of the Company, John A. Sieggreen, Executive Vice President, Chief Operating Officer and Director of the Company, Stephen V. Murphy of S.V. Murphy & Co., Inc., the Continuing Shareholders' financial advisor, and Mr. Hampton. At this meeting, the Committee indicated that it would not recommend the offer price of $21.75 per share, and representatives of the Continuing Shareholders agreed to discuss a higher price. Additional discussion centered on the Committee's request that any transaction be conditioned on approval of a majority of the shares not owned by the Continuing Shareholders and their affiliates. The representatives of the Continuing Shareholders stated they were not prepared to agree to such a provision but indicated they would study the matter further and discuss at a subsequent meeting.


          After further discussion, the representatives of the Continuing Shareholders offered to increase the offer price to $24.50 per share, but with no majority of the minority approval provision. In response, the Committee indicated that under those conditions an offer price of $26.50 per share would be acceptable to the Committee. The negotiation session ended without agreement as to price, but the parties agreed to meet again on July 30 to continue negotiations.


         The parties met again to continue negotiations on July 30, 2003. The participants in the meeting were the same as in the July 21 meeting. The representatives of the Continuing Shareholders objected to making the transaction contingent on approval of a majority of the minority shareholders stating that, after analysis, due to the concentration of the Company's shares, such a provision would put disproportionate voting power in the hands of a small number of unaffiliated public shareholders and could potentially deprive the remaining unaffiliated shareholders of the benefit of a transaction that the Committee, after substantial consideration and extensive negotiation, had determined to be fair. During this negotiating session, Mr. Thomas G. McNeill of Dickinson Wright, PLLC, was connected by telephone. Mr. McNeill reported on the status of the lawsuit brought by certain minority shareholders of the Company (see "General Information Regarding Wolohan Lumber and Wolohan Acquisition -- Subsequent Events; Shareholder Litigation"), in which he was defending the Committee and the Board of Directors. Mr. McNeill reported that substantial progress had been made in settlement discussions and that, subject to confirmatory discovery by plaintiffs' counsel and a review of the terms of any transaction by plaintiffs' financial expert, he believed that there was a good possibility that the action could be settled if a transaction was negotiated. The Continuing Shareholders' representatives thereafter suggested that in light of the advanced progress of settlement discussions, which indicated oversight by outside minority shareholders, the Committee should be more comfortable accepting a transaction without a majority of the minority provision.

         The negotiations returned to the subject of the offer price, and the representatives of the Continuing Shareholders increased the price they would be willing to offer to $25.00 per share, still without a majority of the minority provision. The Committee responded by requesting a price above $26.00 per share for any transaction that lacked a majority of the minority provision. The Continuing Shareholders' representatives indicated that they believed that their price of $25.00 was fair, and that they would not increase the price beyond $25.00. The Committee indicated that it would not recommend a transaction at that price. In light of the deadlock over the price, both sides agreed to adjourn negotiations.

         The full Board of Directors of the Company met in Saginaw, Michigan at its regular quarterly meeting on July 31 and August 1, 2003. During this period, Mr. Weeks had additional discussions with Mr. Wolohan. On July 31 Mr. Weeks indicated to Mr. Wolohan that the Committee would not recommend a transaction at a price of $25.00 per share and that the Continuing Shareholders should increase their offer if they desired to complete a transaction. On August 1, Mr. Wolohan contacted Mr. Weeks and indicated a willingness to increase the offer price to $25.50 per share, provided that the transaction would not include a majority of the minority provision. Mr. Weeks told Mr. Wolohan that he did not believe that $25.50 was enough to convince the Committee to recommend the offer but that he would convey the revised offer to the Committee. Mr. Weeks contacted Mr. Klimko by telephone in the evening of August 1 to inform him of these events and to ask him to contact Mr. Shobe (who was traveling) and McDonald Investments' representatives to attempt to arrange a meeting of the Committee and its advisors on August 4. Mr. Klimko spoke with McDonald Investments on August 1 and with Mr. Shobe on August 3.


         On August 4, 2003, the Committee and its advisors again met by conference telephone call. Mr. Weeks reiterated his discussions with Mr. Wolohan. Mr. Weeks and Mr. Shobe both expressed a preference for an offer price above $26.00 per share, but Mr. Weeks indicated that while he believed that he could get the offer price increased to $25.75 per share, he wasn't certain if he could get the price increased to $26.00 per share. Mr. Shobe indicated that if Mr. Weeks could negotiate the offer price to $25.75 per share, Mr. Shobe would support acceptance of such a price. The Committee tentatively agreed that, subject to receiving an opinion from McDonald Investments as to the fairness of the price, it would support $25.75, but that Mr. Weeks should press for $26.00 per share. Mr. Weeks indicated that he would report back to the Committee after he had spoken to Mr. Wolohan again.

         Mr. Weeks subsequently contacted Mr. Wolohan by phone on August 4 and told him that the Committee would not recommend an offer price of $25.50 per share. He requested a price of $26.00 per share. Mr. Wolohan indicated that the Continuing Shareholders would not agree to that price. He offered to increase the price to $25.60 per share. After further discussions and negotiations, Mr. Wolohan and Mr. Weeks agreed to a price of $25.75 per share.

         Mr. Weeks contacted Mr. Klimko thereafter on August 4 to inform him of the results of these discussions. Mr. Weeks stated that he felt that $25.75 per share was the highest price that the Continuing Shareholders were willing to pay. Mr. Klimko contacted McDonald Investments and Mr. Shobe to relay this information. Mr. Shobe confirmed his support for a price of $25.75, subject to McDonald Investments' opinion as to the fairness of the price to the minority shareholders. A meeting was scheduled for August 13, 2003 at which McDonald Investments would present its report and opinion as to the fairness to the minority shareholders of the price from a financial standpoint.


          On August 11 and 12, 2003, McDonald Investments delivered to the Committee members and counsel its report regarding the fairness of the $25.75 offer price and a draft of its opinion regarding fairness.


          The Special Committee and its advisors met by conference telephone call on August 13, 2003. At this meeting, McDonald Investments made a presentation on the fairness of the proposed offer price of $25.75 per share and reviewed its draft opinion that such price is fair to the minority shareholders from a financial standpoint. The basis for McDonald Investments' conclusions and the methodologies employed by it are described elsewhere in this Proxy Statement. See "Special Factors -- Opinion of McDonald Investments."



         Also at the August 13 meeting, counsel reviewed with the Committee the terms and conditions of the proposed Agreement and Plan of Merger by which the proposed transaction would be effected and reviewed with the Committee the Memorandum of Understanding and related documents that had been proposed in connection with possible settlement of the pending litigation. Counsel informed the Committee that McDonald Investments' presentation materials had been delivered to plaintiffs' counsel and reviewed by plaintiffs' financial expert, and that prior to submission of any settlement to the court, plaintiffs would depose Mr. Wolohan, Mr. Weeks and Mr. Clarke of McDonald Investments.



         After receiving McDonald Investments' presentation, reviewing the Agreement and Plan of Merger and receiving counsel's report, and following further questions and discussion, the Committee on August 13:

     o Approved the offer price of $25.75 per share to be paid to shareholders other than the Continuing Shareholders as fair to and in the best interests of those shareholders;

     o Approved the form of Agreement and Plan of Merger, subject to such additional changes as counsel deemed advisable, upon consultation with the Chairman of the Committee, as fair to and in the best interests of the minority shareholders;

     o Voted to recommend to the Board of Directors of the Company that it approve the proposed transaction whereby the Continuing Shareholders would acquire the Company's shares not owned by them for a price of $25.75 per share in cash;

     o Authorized the Committee's counsel to execute and deliver the Memorandum of Understanding and related documents on behalf of the members of the Committee, conditioned upon the execution and delivery by counsel for plaintiffs and counsel for the Company of the Memorandum of Understanding;

          The Committee requested that McDonald Investments deliver an executed copy of its opinion letter. McDonald Investments subsequently faxed an executed copy of its opinion to the Committee's counsel on August 13, and Mr. Klimko delivered a copy to Mr. Weeks. During the afternoon of August 13, Mr. Klimko and Mr. Weeks negotiated the final changes to the Agreement and Plan of Merger with representatives of the Continuing Shareholders and their counsel.

REASONS FOR THE SPECIAL COMMITTEE'S DETERMINATION

     In concluding that the Merger is fair to the public shareholders and recommending adoption of the Agreement and Plan of Merger to the Company's Board of Directors, the Committee considered various factors, including the following:

     o   The following facts relating to the composition and activities of the
         Committee:

              - The Committee is composed solely of independent directors who are not officers or employees of the Company and will not be shareholders, directors, officers or employees of the Company following the Merger. The Committee members have no financial interest in the Merger that is different from the interests of the unaffiliated public shareholders, other than the receipt of Board and Committee fees;

              - The Committee was given unlimited authority, among other things, to evaluate, negotiate and recommend the terms of any proposed transaction, and to refuse to recommend a transaction that it did not believe to be fair;

              - The Committee engaged its own separate independent legal counsel and financial advisor in evaluating, negotiating and recommending the terms of the Agreement and Plan of Merger. The Committee's advisors had no previous affiliation or involvement with the Company, its management or the Continuing Shareholders and were under the exclusive direction of the Committee;

              - The Committee, together with its advisors, conducted multiple active negotiating sessions and discussions with representatives of the Continuing Shareholders. These led to an increase in the price offered from $21.75 per share of common stock to $25.75 per share;

     o The Committee members' familiarity with the Company's business, financial results and prospects and their knowledge of the Company's industry, which they have developed through their years of service as members of the Company's Board of Directors, and their general business knowledge and experience;

     o McDonald Investments' presentation at the August 13, 2003 Committee meeting regarding the fairness of the price, and its opinion, subject to the considerations and limitations set forth in the opinion, that the price is fair, from a financial standpoint, to the unaffiliated public shareholders. See "Special Factors -- Opinion of McDonald Investments" and the copy of McDonald Investments' opinion attached as Appendix B to this Proxy Statement;

     o The relationship between the $25.75 price per share to be paid in the Merger and the recent market prices of the Company's common stock. As reported by McDonald Investments, the $25.75 per share to be paid in the Merger represents (i) a 30.7% premium over the closing sale price for the shares of common stock on the Nasdaq Stock Market on May 15, 2003, the last trading day before the Continuing Shareholders first announced their proposal to acquire the outstanding shares not owned by them, (ii) a 28.8% premium over the closing sale price per share for the one week prior to the initial announcement and (iii) a 27.9% premium over the closing price for the four weeks prior to the initial announcement. These premiums compared to the median premiums in 42 going private transactions analyzed by McDonald Investments of 24.8%, 23.3% and 34.0%, respectively. In addition, the merger consideration of $25.75 per share is higher than the reported closing sales price of the shares at any time within the previous two years;



     o The fact that the price to be paid in the Merger is within the range of share prices implied by McDonald Investments' comparable company analysis; is higher than the range of implied equity values per share of the Company's shares resulting from McDonald Investments' discounted cash flow analysis and within the range of implied equity values per share resulting from McDonald Investments' sensitivity analysis conducted as part of its discounted cash flow analysis; is within the range of implied enterprise values per share resulting from McDonald Investments' comparable merger and acquisition analysis; is higher than the range of implied leverage acquisition prices per share resulting from McDonald Investments' leveraged buyout analysis; and is within the range of indicated equity values per share resulting from McDonald Investments' liquidation analysis. See "Special Factors -- Opinion of McDonald Investments";



     o The fact that the Company is involved in a competitive industry in which its major competitors, Lowe's and Home Depot, are much larger than the Company and have substantially greater resources. The Committee noted that the Company's revenues and number of locations have contracted significantly in recent years as part of management's strategic repositioning of the Company and considered it unlikely that the Company would grow through new store locations or market share gains vis-a-vis its major competitors. The Committee also noted that Lowe's and Home Depot have entered into many of the Company's markets;



     o The Committee's belief that management's projections, showing reversal of the decline in sales revenues and slight growth in sales in future years, would be difficult to achieve in the Company's competitive position;



     o The limited benefit to the Company's shareholders resulting from the Company being publicly held. Holdings of the Company's shares are concentrated in members of the Wolohan family. The common stock has experienced very thin trading volume, particularly when the effects of Company repurchases and self tenders are considered. On many days the Company's shares do not trade and relatively small trades can have a significant impact on the trading price. There is no significant institutional sponsorship of the Company's shares and no coverage by institutional research analysts. As a result, shareholders do not enjoy meaningful liquidity in their holdings and are unable to sell significant numbers of shares without a negative effect on the trading price, and the Company's shares are not viable currency for acquisitions. The Company also is not in a position to raise additional financing through the public capital markets;


     o The expenses to the Company of the reporting and compliance requirements of a public company, and the increased costs likely to be faced by the Company for reporting and compliance issues following adoption of the Sarbanes-Oxley Act of 2002 and related rules and regulations, which are likely to further negatively affect the trading price of the Company's shares;


     o The Committee's belief, following extensive negotiations with the Continuing Shareholders, that $25.75 per share was the highest price that the Continuing Shareholders would agree to pay. The Committee's belief was based on the duration and tenor of negotiations, statements made by the representatives of the Continuing Shareholders during the negotiations and the general experience and judgment of the Committee and its advisors;


     o The Committee's belief that in the absence of a transaction, the shareholders' ability to realize value in excess of $25.75 per share would be doubtful and would be accompanied by significant risks. The Committee's belief was based on the strength and resources of the Company's competitors, the state of the economy, trends in the Company's industry and the Company's relative size;


     o The Committee's belief that it was unlikely that any other buyer would be willing to pay a price for the Company equal to or greater than $25.75 per share in cash. This belief was based on the Company's competitive position and prospects; the stated intention of the Continuing Shareholders, who control a majority of the outstanding shares, not to sell their shares to any other party if the proposed transaction was not consummated; and the fact that although the proposed transaction was first announced three months prior to the Committee's recommendation of the Merger, no other bidders had expressed an interest in acquiring the Company;


     o The fact that the merger consideration will be paid entirely in cash, which eliminates any issues related to valuing the merger consideration;


     o The fact that the Company may consider unsolicited alternative acquisition proposals that are superior to the merger, to the extent required in connection with the directors' discharge of their fiduciary duty. See "The Merger Agreement - Covenants";


     o The absence of any break-up fee payable to the Continuing Shareholders in the event the transaction is not consummated;

     o The Committee's ability to remove or change through negotiations certain provisions, conditions and contingencies in the Agreement and Plan of Merger, including removal of a financing condition; revisions to representations, warranties, covenants and closing conditions; extension of the time during which the merger consideration will remain the entire merger consideration be delivered to the Paying Agent as a condition to closing. See "The Merger Agreement - Amendment."



     Although the Committee negotiated for inclusion of a majority of the minority provision, the Committee determined that, based on the foregoing factors and the Continuing Shareholders' unwillingness to negotiate a transaction including such a provision, it would recommend the transaction to provide the minority shareholders the opportunity to receive the merger price of $25.75 per share. The Committee determined, based on the foregoing factors, that the Merger is procedurally fair to the unaffiliated public shareholders despite the fact that the terms of the Agreement and Plan of Merger do not require the approval of at least a majority of the unaffiliated shareholders.


     The Committee also considered a variety of risks and other potential detriments concerning the Merger, including the following:


     o Following the Merger, shareholders (other than the Continuing Shareholders) will cease to participate in any future earnings growth of the Company or benefit from any increase in the value of the Company;



     o Michigan law does not provide appraisal rights to shareholders who vote against the Merger, and shareholders therefore will not have the right to dissent from the Merger and seek to obtain a different value as determined under statutory procedures;



     o Under the terms of the Agreement and Plan of Merger, the Company is unable to solicit or encourage other acquisition proposals;



     o A shareholder generally will be required to include in his or her taxable income the amount by which $25.75 exceeds the shareholder's basis in his or her shares of the Company's common stock. If the shares are a capital asset in the hands of the shareholder, resulting gain may be long-term or short-term capital gain, depending on the shareholder's holding period for the shares. See "Material Federal Income Tax Consequences of the Merger";



     o The Continuing Shareholders control sufficient shares to approve the Merger at the Special Meeting of Shareholders. As a result, the Merger will not require the approval of any public shareholders if all of the Continuing Shareholders vote in favor of the Merger;



     o The Continuing Shareholders, who include the Company's President and Chief Executive Officer and Executive Vice President and Chief Operating Officer, have conflicts of interest because of their continued employment and equity ownership in the Company following the Merger;



     o The Continuing Shareholders who are officers and directors of the Company will not be subject to liability under the new and previously existing Federal securities laws that govern the actions of officers and directors of public companies;



     o Disruption to the operations of the Company and the morale of its employees might result following announcement of the Merger, with adverse effects on the Company if, for any reason, the Merger was not completed.



     o The fact that the merger consideration of $25.75 per share is less than the book value of the Company of $31.86 per share as of June 30, 2003. The Committee understood that book value could only be realized by selling the assets for prices at or above the recorded book value. The Committee's belief that the merger consideration was fair to the unaffiliated public shareholder, although less than the book value per share, was based on the following:




         - The opinion of McDonald Investments that the merger consideration is fair to the unaffiliated public shareholders from a financial point of view.

         - The fact that attempting to sell the Company's assets for book value would involve considerable market risk and uncertainty and could result in prices below book value.

         - The fact that if the assets were sold, the proceeds to the Company would be reduced by (i) transaction costs and (ii) taxes payable by the Company to the extent that assets were sold at prices in excess of their adjusted tax basis.

         - The fact that any sale of assets would have to be conducted over a relatively long period to occur in an orderly fashion, which would defer the receipt and disbursing of proceeds.



         Based on these considerations, the Committee believed that the prospects of achieving book value would not be a superior alternative to the receipt by the unaffiliated public shareholders of the merger consideration.


The Committee concluded that the positive factors described above supporting the fairness of the Merger to the public stockholders outweighed the negative factors. In evaluating the various factors, the Committee generally felt that the premiums paid analysis (due to the historically thin trading market for the Company's shares) and the comparable Company analysis (due to the absence of comparable companies) were of relatively less importance than the other factors and analyses. However, because of the number and variety of factors considered, the Committee members did not find it practicable to quantify or otherwise assign specific relative weights to each of the factors and analyses considered by them in reaching their conclusion. The Committee's determination was made after considering all these factors together.

RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS


         On August 13, 2003, the Special Committee unanimously determined that the Merger and the Merger Agreement are fair to and in the best interests of our unaffiliated public shareholders and recommended that our Board and our shareholders adopt and approve the Merger Agreement and the Merger.



         On August 13, 2003, the Board of Directors on the unanimous recommendation of the Special Committee, adopted the Special Committee's conclusions and determined that the Merger and the Merger Agreement are procedurally and substantively fair to and in the best interests of our unaffiliated public shareholders and recommended that our shareholders adopt the Merger Agreement and approve the Merger. James L. Wolohan and John A. Sieggreen attended the Board meeting for quorum purposes, but abstained from voting with respect to the Merger and the Merger Agreement. The Board of Directors did not consider any other alternatives to the Merger.



         The Board further believes that the transaction is procedurally fair to the unaffiliated public shareholders despite not obtaining the approval of a majority of the minority unaffiliated public shareholders to the Merger Agreement. Due to the concentration of the Company's shares, such a voting provision would put disproportionate voting power in the hands of a small number of unaffiliated public shareholders and could potentially deprive the remaining unaffiliated public shareholders of the benefit of the merger consideration.


PURPOSES OF THE MERGER AND PLANS AND PROPOSALS

         If the Merger Agreement is approved by the holders of a majority of the shares, and the other conditions to the closing of the Merger are satisfied or waived, we and Wolohan Acquisition will complete the Merger at or as soon as practical after the Special Meeting:


         the unaffiliated public shareholders will cease to have any ownership interest in us or rights as holders of our common stock;

         the unaffiliated public shareholders will no longer benefit from any increases in our earnings or the payment of dividends on shares of our common stock, if any;

         the unaffiliated public shareholders will no longer bear the risk of any decreases in our value;

         the Continuing Shareholders aggregate interests in our business and its net earnings and net book value will increase from approximately 51.3% to 100%;

         the Continuing Shareholders will be the sole beneficiaries of any of our future earnings and profits and will have the ability to benefit from any strategic acquisitions, divestitures, or other corporate opportunities that may be pursued by us in the future;


         we will be privately held, there will be no public market for our common stock;


         there will not be another meeting of our unaffiliated public shareholders;

         the Continuing Shareholders will cause us to terminate the registration of the common stock under the Securities Exchange Act of 1934 as soon as the Merger is completed; and



         we will no longer be required to file reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934 once the registration of the common stock has been terminated. Such reports include quarterly reports on Form 10-Q, annual reports on Form 10-K; and proxy statements. In addition officers and directors of the Company will no longer be subject to the short swing trading provisions and stock ownership reporting provisions of such Act as well as the corporate governance provisions of the Sarbanes-Oxley Act of 2002. Our officers will benefit by no longer having to spend the time complying with the preparation of such reports and provisions.



         we expect to save approximately $150,000 per year as a result of being no longer subject to the federal securities laws and no longer publicly traded or listed on the Nasdaq Stock Market.


         Subsequent to the Merger, the Continuing Shareholders have stated to us that they have no present intentions, plans or proposals with regard to any of the following in regard to us:

         extraordinary transactions, such as a merger, reorganization or liquidation, involving us;

         purchase, sale or transfer of a material amount of our assets;

         material changes in our corporate structure or business;

         acquisitions by any person of our securities or the disposition of our securities; or

         material changes in our capitalization.

         Nevertheless, following completion of the Merger, the Continuing Shareholders in the ordinary course of business will continually review the Company and its assets, corporate structure, capitalization, operations, properties and personnel and will determine what changes, if any, may be desirable following the Merger to enhance the operations of the Company.

         Under the terms of the Merger Agreement, we will maintain our existing officers. The directors of the Company after the Merger will be James L. Wolohan and John A. Sieggreen.

OPINION OF MCDONALD INVESTMENTS

         On June 11, 2003, the Special Committee retained McDonald Investments to act as its financial advisor in connection with the proposed merger and in the event of a sale to deliver an opinion to the Company's Board of Directors as to the fairness, from a financial point of view, to the unaffiliated public shareholders of the consideration to be received in connection with a transaction (as defined in the Merger Agreement).



         The engagement letter between McDonald Investments and the Special Committee provides that, for its services, McDonald Investments is entitled to receive a fee of $275,000, of which $100,000 was payable upon its engagement and $175,000 was payable upon delivery of McDonald Investments' oral opinion. In addition, McDonald Investments is to be paid an incentive fee of $267,851 based on the excess of the merger consideration over $23.50 times the number of shares outstanding and the number of stock options and performance shares outstanding. McDonald Investments will be reimbursed for certain of its out-of pocket expenses, including legal fees, and be indemnified for certain losses, claims, damages and liabilities relating to or arising out of services provided by McDonald Investments.



         The following paragraphs summarize the financial and comparative analyses performed by McDonald Investments in connection with its opinion. The summary does not represent a complete description of the analyses performed by McDonald Investments.



         McDonald Investments was retained by the Special Committee on the basis of its experience, expertise and familiarity with a wide variety of retail and consumer businesses and its service as a financial advisor in connection with sale engagements involving a number of retailers. As part of its investment banking business, McDonald Investments is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. On August 13, 2003, McDonald Investments delivered to the Special Committee an oral opinion, confirmed by delivery of a written opinion dated August 13, 2003, to the effect that, as of that date, and based upon and subject to the assumptions, considerations and limitations set forth in its opinion, the consideration to be received in the Merger was fair, from a financial point of view, to the unaffiliated public shareholders.



         MCDONALD INVESTMENTS' OPINION IS DIRECTED TO THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, TO THE UNAFFILIATED PUBLIC SHAREHOLDERS OF THE MERGER CONSIDERATION AND DOES NOT ADDRESS THE COMPANY'S UNDERLYING BUSINESS DECISION TO ENTER INTO THE MERGER OR ANY OTHER TERMS OF THE MERGER AGREEMENT. THE OPINION WAS PROVIDED FOR THE INFORMATION AND ASSISTANCE OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS IN CONNECTION WITH ITS CONSIDERATION OF THE TRANSACTION

CONTEMPLATED BY THE AGREEMENT. THE OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY WOLOHAN SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT ANY MEETING OF SHAREHOLDERS HELD IN CONNECTION WITH THE MERGER.



         It should be noted that McDonald Investments' opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date thereof and does not address any matters subsequent to such date. In addition, the opinion is, in any event, limited to the fairness, as of such date, from a financial point of view, of the merger consideration to be received by the unaffiliated public shareholders pursuant to the Merger Agreement and does not address the Company's underlying business decision to effect the merger or any other terms of the Merger Agreement. McDonald Investments was not engaged to solicit indications of interest or to otherwise explore the viability of any alternative transaction to the Merger. It should be noted that although subsequent developments may affect McDonald Investments' opinion, it does not have any obligation to update, revise or reaffirm it. Although McDonald Investments assisted the Special Committee in negotiating the financial aspects of the proposed Merger, it did not determine or recommend the amount of consideration to be paid pursuant to the Merger Agreement.



         The full text of McDonald Investments' written opinion which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by McDonald Investments in connection with the opinion, is attached as Appendix B to this Proxy Statement and is incorporated herein by reference. Shareholders are urged to read the opinion in its entirety. The summary of McDonald Investments' opinion set forth in this Proxy Statement is qualified in its entirety by reference to the full text of the opinion.



         In connection with rendering its opinion, McDonald Investments reviewed, among other things: (i) the Merger Agreement, including the exhibits and schedules thereto; (ii) certain publicly available information concerning the Company, including its Annual Reports on Form 10-K for each of the years in the four year period ended December 31, 2002, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, its Proxy Statement for the fiscal year 2002 (Schedule 14A), and its Current Reports on Form 8-K dated April 17, 2003, May 16, 2003 and July 18, 2003; (iii) certain other internal information, primarily financial in nature, including projections and a liquidation analysis, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, the Company's common stock; (v) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities; and (vi) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry.



         In its review and analyses and in arriving at its opinion, McDonald Investments assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all financial and other information and data publicly available or furnished to, discussed with or otherwise reviewed by or for it. McDonald Investments further relied upon the assurances of management of the Company that they are not aware of any facts that would make any of such information inaccurate or misleading. McDonald Investments did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts, McDonald Investments was advised by the management of the Company and assumed that such forecasts and other information were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the management as to the future financial performance of the Company. McDonald Investments expressed no view with respect to such projections and other information or the assumptions on which they are based.


         McDonald Investments' opinion necessarily is based upon industry, market, general business and economic, financial and other conditions disclosed to it as they exist and can be evaluated on the date of the opinion, and McDonald Investments assumed no responsibility to update or revise its opinion based upon circumstances or events occurring after the date of the opinion.

         In evaluating the merger consideration, McDonald Investments performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses performed by McDonald Investments. The preparation of a fairness opinion and the related analyses are complex analytical processes involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion and the related analyses are not readily susceptible to summary description. Accordingly, McDonald Investments believes that its analyses must be considered as a whole and that selecting portions of its analyses and certain factors, without considering all analyses and all factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion. In addition, some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses of McDonald Investments, the tables must be read together with the full text of each summary.


         In its analyses, McDonald Investments considered industry, market, general business and economic, financial and other conditions and other matters existing as of the date of its analyses and opinion, many of which are beyond the control of McDonald Investments and the Company. No company, transaction or business considered in those analyses as a comparison is identical to the Company or the proposed Merger, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.


         McDonald Investments' opinion was among many factors considered by the Special Committee in its evaluation of the Merger and should not be viewed as determinative of the views of the Special Committee with respect to the merger consideration or the Merger.

         Historical Stock Trading Analysis. McDonald Investments reviewed the historical performance of the Company's common stock based on an historical analysis of closing prices and trading volumes for the six-month, twelve-month, and two-year periods prior to May 16, 2003, the date on which the proposed transaction was first publicly announced. McDonald Investments noted that the average closing price for the Company's common stock over these periods ranged from $18.68 to $20.44, with the lowest average closing price being the average for the two-year period and the highest average closing price being the average for the one-year period.



         The following chart summarizes these prices and volume of trading of the Company's common stock.


                               WOLOHAN LUMBER CO.

                           SUMMARY OF PRICE AND VOLUME

                                        AVERAGE                DAILY CLOSE
                         AVERAGE         DAILY             -------------------
                          CLOSE         VOLUME              HIGH          LOW
                       ----------      --------            ------       ------
Last 6 Months          $   20.01          664              $21.40       $18.53
Last 12 Months         $   20.44          440              $25.10       $18.26
Last 2 Years           $   18.68          734              $25.10       $ 9.65

         McDonald Investments also reviewed the distribution of the closing prices of Wolohan common stock for the prior six-months, one-year and two-year periods.

                                    TRADING                    TRADING
                                   VOLUME AT                   DAYS AT
                                OR BELOW $25.75            OR BELOW $25.75
PRIOR PERIOD:                    CONSIDERATION              CONSIDERATION
                                ---------------            ---------------
   Last 6 Months                    100.0%                      100.0%
   Last 12 Months                   100.0%                      100.0%
   Last 2 Years                     100.0%                      100.0%


         Premiums Paid Analysis. McDonald Investments conducted an analysis of the premiums paid in forty-two going-private transactions that were similar to the proposed transaction. Each of the transactions: (i) were announced and not canceled between January 1, 2000 and August 8, 2003; (ii) involved a U.S. target company; (iii) had an enterprise value between $25.0 and $100.0 million; and
(iv) had a publicly disclosed value.


         For each of the target companies, McDonald Investments examined the closing stock price one day, one week and four weeks prior to announcement of the transaction in order to calculate the median premium paid over the target's closing stock price at those points in time.

  PERIOD PRIOR TO                       MEDIAN
    ANNOUNCEMENT                        PREMIUM
------------------------------------------------
One Day                                  24.8%
One Week                                 23.3%
Four Weeks                               34.0%

         In addition, McDonald Investments calculated the premium that the $25.75 per share consideration contemplated by the Merger Agreement represented to the closing prices for Wolohan's common stock for the periods one day, one week and four weeks prior to the announcement date of May 16, 2003.

 PERIOD PRIOR TO                        IMPLIED
  ANNOUNCEMENT                          PREMIUM
------------------------------------------------
     One Day                              30.7%
     One Week                             28.8%
     Four Weeks                           27.9%


McDonald Investments noted that the premium represented by the merger consideration was lower than the median premium over the trading price for the target companies included in its analysis for the four weeks prior to the announcement, but was significantly higher than the premium implied by such companies' trading prices for the one week and one day periods prior to announcement.



         Comparable Public Company Analysis. McDonald Investments reviewed and compared the financial performance of the Company to the financial performance of two publicly traded, U.S. based building materials and/or home improvement companies. The comparable companies used by McDonald for purposes of this analysis were Building Materials Holding Corporation ("BMHC") and Wickes, Inc. ("Wickes"). McDonald Investments deemed these companies to be comparable to Wolohan because these companies have the same primary SIC code (5211 - lumber and building materials retail), a similar focus on the professional builder segment of the industry, and are of a similar relative size as the Company.



         McDonald Investments calculated the ratio of each comparable company's enterprise value to that company's sales, EBIT and EBITDA for its latest twelve months and each comparable company's market value to that company's Net Income, Net Book Value and Tangible Book Value. McDonald Investments then applied the median of each of those ratios to the Company's sales, EBIT, EBITDA, Net Income, Book Value and Tangible Book Value for the latest twelve months to calculate an implied enterprise value or market value for the Company. McDonald Investments discounted BMHC's multiples by 20% given the size (in terms of sales, number of stores, employees, etc.), growth prospects, geographic location, and market capitalization relative to the Company. McDonald Investments calculated a range of equity values per share on a non-controlled fully distributed basis and then applied a 30% control premium to this range. The control premium was based on the median premiums paid in similar going private transactions. These calculations resulted in the following implied equity value per share, as compared to the merger consideration of $25.75.

                                                                                            IMPLIED SHARE PRICE
                                                           MULTIPLE RANGE                WITH CONTROL PREMIUM [3]
                                                     --------------------------          -------------------------
                                                     LOW [1]           HIGH [2]          LOW [1]          HIGH [2]
                                                     -------           --------          -------          --------
Enterprise Value / Sales                               0.21x             0.22x            $33.22            $34.08
Enterprise Value / EBIT                                   NM             6.68x                NM             29.29
Enterprise Value / EBITDA                                 NM             4.50x                NM             33.43
Equity Value / Net Income                                 NM             6.37x                NM             15.18
Equity Value / Book Value                              0.34x             0.65x             12.11             23.00
Equity Value / Tangible Book Value                     0.38x             0.86x             12.88             29.43

NOTE:
--------------------------------------------------------------------------------
All Data as of 8/8/2003
[1] Based on Wickes
[2] Based on BMHC and discounted 20%.
[3] Reflects control premium of 30%


McDonald Investments noted that the merger consideration of $25.75 per share was above the mid-point of the $12.11 to $34.08 range of share prices implied by the comparable company analysis.



         No company utilized in the comparable public company analysis is identical to the Company. McDonald Investments made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company.



         Discounted Cash Flow Analysis. McDonald Investments analyzed various financial projections prepared by the management of the Company for the years 2003 through 2008 and performed a discounted cash flow analysis of the Company based on these projections. A discounted cash flow analysis is a methodology used to derive a valuation of a corporate entity by discounting to the present its future expected cash flows. The discounted cash flow analysis was conducted by estimating the Company's weighted average cost of capital at 16.0%. McDonald Investments estimated the Company's weighted average cost of capital by performing analyses consistent with the Capital Asset Pricing Model. In its analyses McDonald Investments applied the median unlevered beta of 1.22 for the comparable group and a median target debt to capital ratio of 10.0%. The comparable group consists of those companies specified in the Comparable Public Company Analysis and also includes Home Depot, Inc. and Lowe's Companies, Inc., as these two company's common stocks provide a better reflection of the volatility of the equity securities of industry participants given that their respective common shares are more widely held and trade more frequently than either BMHC or Wickes.



         Using 16.0% as the estimated of cost of capital, McDonald Investments calculated the present value of free cash flows for each of the years 2004 through 2008 and the present value of the terminal value of the Company (the calculated value of the Company at the end of the projection period). McDonald Investments calculated the terminal value in year 2008 two ways: the first was determined by applying a perpetuity growth rate of 1.0% to the projected 2008 net operating profit after tax and the second was by using an exit EBITDA multiple of 5.0x. By adding together the present values of free cash flows for each of 2004 through 2008 and the present value of the terminal value of the Company using the perpetuity growth rate of 1.0%. McDonald Investments calculated the equity value per share of the Company to be $20.80. Moreover, by adding together the present values of free cash flows for each of 2004 through 2008 and the present value of the terminal value of the Company using an exit multiple of 5.0x EBITDA, McDonald Investments calculated the equity value per share of the Company to be $24.92


         In addition, McDonald Investments conducted a sensitivity analysis as part of its Discounted Cash Flow Analysis. Using a range of estimated costs of capital (15.0% -- 17.0%), a range of perpetuity growth rates (0.0% -- 3.0%), and a range of EBITDA exit multiples (4.5x -- 5.5x), McDonald Investments determined the implied equity value per share to be $20.16 to $26.37, as compared to the merger consideration of $25.75.


         Comparable Merger & Acquisition Analysis. Using publicly available information, McDonald Investments reviewed transactions in the home improvement, building materials and lumber industries. Specifically, each of the selected transactions: (i) involved a U.S. public company; (ii) was announced since January 1, 1998; and (iii) had a publicly disclosed value. These transactions were chosen based on the Company's participation in the sale of lumber and building materials, the comparable size of the transactions and the recent period in which the transactions were completed.


          TARGET                                       ACQUIROR
Matco Ravary                                    BMR, Inc.
Wickes, Inc.                                    United Building Centers
National Home Centers, Inc.                     Dwain Neumann
Knipp Brothers (51%)                            Building Materials Holding Corp.
Anderson Lumber                                 Wolseley PLC
Cameron Ashley Building Products                Guardian Industries Corp.
American Building Co.                           Onex Corp.
Knipp Brothers (49%)                            Building Materials Holding Corp.
Morgan Products Ltd.                            Anderson Corp.
Adam Wholesalers                                Morgan Products Ltd.
Eagle Hardware & Garden                         Lowe's Cos. Inc.
Central Michigan Lumber Company                 Wolohan Lumber Co.


         For each of the transactions that it reviewed, McDonald Investments calculated the ratio of the enterprise value of the transaction to the target company's latest twelve-month sales, EBIT and EBITDA as well as the ratio of equity value to the target company's Book Value. McDonald Investments applied the median of these transaction multiples to the Company's sales, EBIT, EBITDA, and Book Value, to calculate an implied enterprise value for the Company. These calculations resulted in the following implied equity values, as compared to the merger consideration of $25.75.

                                                                               IMPLIED EQUITY
                                                  MULTIPLE RANGE               VALUE PER SHARE
                                               --------------------          -------------------
Enterprise Value / Sales                       0.15x          0.24x          $20.89       $27.20
Enterprise Value / EBIT                        6.40x          8.78x           21.95        26.81
Enterprise Value / EBITDA                      5.00x          7.00x           27.59        35.08
Equity Value / Book Value                      0.80x          0.95x           21.77        26.12

         Leveraged Buyout Analysis. McDonald Investments performed a leveraged acquisition analysis in order to ascertain the price at which an acquisition of the Company would be attractive to a potential financial buyer. McDonald Investments performed the leveraged acquisition analysis using the Company's projections. McDonald Investments assumed the following in their analyses: (i) a capital structure comprised of a $30 million credit facility, (ii) an equity investment that would achieve a rate of return of approximately 25% to 35% and
(iii) a 4.5 x to 5.5x projected EBITDA exit multiple. Based on these assumptions, the range of implied leveraged acquisition price per common share of the Company was $22.50 to $24.75. McDonald Investments noted that the merger consideration of $25.75 per share is higher than the range implied by this analysis.



         Liquidation Analysis. McDonald Investments also prepared a liquidation analysis designed to arrive at a range of value that might be available to the shareholders of the Company assuming: (1) a sale of the Company's assets on an orderly basis, (2) the payment of outstanding liabilities and other claims that have a priority position over the shareholders of the Company including expenses associated with the liquidation, and (3) the distribution of net proceeds to the shareholders of the Company.



         McDonald Investments' liquidation analysis was based on the Company's June 30, 2003 balance sheet, prepared by management. McDonald Investments then adjusted the book value of certain assets to reflect estimated values realizable in a liquidation proceeding and certain liabilities were eliminated to reflect estimated payments to creditors by the Company in a liquidation scenario. In making these adjustments, McDonald Investments primarily relied upon management's estimates, without independent verification, using both a high- and low-case scenario. Specifically, McDonald Investments adjusted the recovery percentage on Accounts Receivable to 90% from the high end of management's estimate of 78%. McDonald Investments made this adjustment based on the Special Committee's estimate of the historical recovery rates that the management team was able to realize for Accounts Receivable in previous store closings. Additionally, McDonald Investments adjusted the recovery percentage on the Company's real estate to better reflect the value of these assets. Specifically, McDonald Investments valued the Company's Building and Properties as well as its Properties Held for Sale using a multiple of Purchase Price/Tax Value of 1.1x. Tax Value is defined as State Equalized Value (SEV) divided by the appropriate state's SEV factor. This multiple was based on an analysis of real estate that the Company had sold historically. Based on this methodology, McDonald Investments valued Property and Buildings at $20.9 million, which compares to managements valuation range of $12.7 million to $13.4 million and a book value of $12.7 million. McDonald Investments valued Properties Held for Sale at $18.6 million, which compares to management's valuation range of $8.0 million to $14.2 million and a book value $11.4 million. Based on these assumptions, the indicated equity value per share ranges from $16.74 to $26.77, as compared to the merger consideration of $25.75.



         The Company had a book value per share of $31.86 as of June 30, 2003, which exceeds the range of liquidation values derived by McDonald Investments. However, McDonald Investments believes that there are considerable risks and timing considerations that would make it difficult to attain the recorded book value per share in an orderly liquidation process. The risks include strained supplier and customer relationships, and the costs associated with a potentially lengthy liquidation process. Moreover, the length of time required to liquidate the Company in an orderly fashion would result in deferred receipt and disbursement of proceeds to shareholders, and thereby reduce the present value of the recovery of these assets and further decrease the likelihood of attaining the recorded book value for these assets.

         Moreover, McDonald Investments' liquidation analysis was done on a basis, which fully accounts for the dilutive value of in-the-money stock options and performance shares. In addition, McDonald Investments' liquidation analysis places zero value on intangible assets such as goodwill, which would be included in the book value per share on the Company's June 30, 2003 balance sheet. As of June 30, 2003, the Company had intangible assets of approximately $2.8 million.



         Conclusion. The summary set forth above describes the principal elements of the overview given by McDonald Investments to the Special Committee on August 13, 2003. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, the opinion is not readily susceptible to summary description. Each of the analyses conducted by McDonald Investments was carried out in order to provide a different perspective on the Merger and add to the total mix of information available. McDonald Investments did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, McDonald Investments considered the results of the analyses in light of each other and ultimately reached its opinion based upon the results of all analyses taken as a whole. McDonald Investments did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, support its determination. Accordingly, notwithstanding the separate factors summarized above, McDonald Investments believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, McDonald Investments made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by McDonald Investments are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by the analyses.


         Miscellaneous. In the ordinary course of business, McDonald Investments may actively trade the securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities.


MANAGEMENT'S PROJECTIONS


         We do not as a matter of course make public projections as to future sales, earnings or other financial information. We did, however, prepare various projections that were provided to the Special Committee and McDonald Investments in connection with their analysis and evaluation of our financial position. The projections set forth below are included in this Proxy Statement because such information was provided to McDonald Investments and the Special Committee. The Company does not intend to update or otherwise revise the financial projections to reflect circumstances existing after the date on which the projections were prepared or to reflect the occurrence of unanticipated events.


         The following projections represent a summary of the financial projections we gave to the Special Committee and McDonald Investments for use in evaluating the Merger. When compiling these projections, we estimated future Company performance relative to several key operating variables which affect retail lumber and building materials suppliers. Such variables include but are not limited to sales growth, gross margin percentage, operating expense ratios, inventory turnover, and the average time needed to collect accounts receivable. In addition, we reviewed the prospects for sale or lease of the various real estate properties held for sale and developed specific assumptions for each property regarding the timing and value of any potential sale or lease transaction. These projections, as well as the estimates and assumptions underlying the projections, are subject to significant economic, industry, and competitive uncertainties and contingencies. Many of these potential uncertainties are beyond our control. Accordingly, there can be no assurance that these projected results would be realized or that actual results would not be significantly higher or lower than those projected.

         In addition, the projections were prepared by us not with a view to public disclosure or compliance with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts. The projections are based upon a variety of assumptions relating to our business which, although considered reasonable by us, may not be realized, and are not subject to our control. Shareholders should not place undue reliance on these projections. See "Cautionary Statement Regarding FORWARD-LOOKING STATEMENTS."

PROJECTED BALANCE SHEETS 2003-2008



                                                 PROJ.        PROJ.        PROJ.        PROJ.        PROJ.        PROJ.
                                                 2003         2004         2005         2006         2007         2008
                                               --------     --------     --------     --------     --------     --------
ASSETS:
         Current Assets                        $ 54,236     $ 61,154     $ 67,203     $ 73,718     $ 78,382     $ 83,063
         Net Property, Plant & Equipment         27,003       23,290       20,679       18,409       18,175       17,984
         Goodwill                                 2,773        2,773        2,773        2,773        2,773        2,773
         Other Assets                             2,449        2,449        2,449        2,449        2,449        2,449
                                               --------     --------     --------     --------     --------     --------

                  TOTAL ASSETS                 $ 86,461     $ 89,666     $ 93,104     $ 97,349     $101,779     $106,269
                                               ========     ========     ========     ========     ========     ========


LIABILITIES AND SHAREOWNERS' EQUITY:
         Current Liabilities                   $ 17,666     $ 17,175     $ 16,844     $ 16,706     $ 16,727     $ 16,761
         Long Term Debt, net of current
           portion                                  -            -            -            -            -            -
                                               --------     --------     --------     --------     --------     --------


                  Total Liabilities              17,666       17,175       16,844       16,706       16,727       16,761

                  Total Shareowners' Equity      68,795       72,491       76,260       80,643       85,052       89,508
                                               --------     --------     --------     --------     --------     --------
                  TOTAL LIABILITIES AND
                  SHAREOWNERS' EQUITY          $ 86,461     $ 89,666     $ 93,104     $ 97,349     $101,779     $106,269
                                               ========     ========     ========     ========     ========     ========




PROJECTED INCOME STATEMENTS 2003-2008


                                                PROJ.        PROJ.        PROJ.        PROJ.        PROJ.        PROJ.
                                                2003         2004         2005         2006         2007         2008
                                              --------     --------     --------     --------     --------     --------
Net Sales                                     $183,138     $173,981     $170,501     $170,501     $173,912     $177,390

Gross Profit                                    42,671       40,886       40,238       40,238       41,217       42,041

Other Income                                     4,225        3,393        2,802        2,990        2,854        2,953

Operating Expenses:
Selling, General & Administrative Expense       37,677       35,793       35,087       34,575       35,257       35,953
Depreciation and Amortization                    3,618        2,886        2,242        2,013        2,134        2,291
                                              --------     --------     --------     --------     --------     --------

Total Operating Expenses                        41,295       38,679       37,329       36,588       37,391       38,244
                                              --------     --------     --------     --------     --------     --------

Income Before Tax                                5,601        5,600        5,711        6,640        6,680        6,750

Income Taxes                                     1,905        1,904        1,942        2,258        2,271        2,295
                                              --------     --------     --------     --------     --------     --------
Net Income                                    $  3,696     $  3,696     $  3,769     $  4,382     $  4,409     $  4,455
                                              ========     ========     ========     ========     ========     ========

                              THE MERGER AGREEMENT


         This section of the Proxy Statement describes material aspects of the Merger, including material provisions of the Merger Agreement. A copy of the Merger Agreement is attached to this Proxy Statement as Appendix A and which is incorporated by reference. You are urged to read the entire Merger Agreement carefully.


THE MERGER

         The Merger Agreement provides that, upon the terms and subject to the conditions in the Merger Agreement, and in accordance with Michigan law, Wolohan Acquisition will be merged with and into Wolohan Lumber. As a result of the Merger, Wolohan Acquisition's corporate existence will cease and we will continue as the surviving corporation in accordance with Michigan law. The Merger will become effective at the time a certificate of merger is filed with the State of Michigan. The Merger is expected to occur as soon as practicable after all conditions to the Merger have been satisfied or waived.

         Our Board of Directors, based upon the recommendation of the Special Committee (with Messrs. Wolohan and Sieggreen abstaining), has approved, and deems it fair to and in the best interests of our public shareholders to consummate the Merger of Wolohan Acquisition with and into us. Upon consummation of the Merger, each issued and outstanding share of our common stock other than shares beneficially owned by the Continuing Shareholders, will be cancelled and converted automatically into the right to receive $25.75 per share.

         The Merger Agreement provides that our officers immediately prior to the effective time of the Merger will be the officers of the surviving corporation. The directors of the surviving corporation will be James L. Wolohan and John A. Sieggreen. Our articles of incorporation as in effect immediately prior to the effective time of the Merger, will be the articles of incorporation of the surviving corporation after the Merger. Our bylaws, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the surviving corporation after the Merger.

CONVERSION OF COMMON STOCK

         Once the Merger is completed, the following will occur to those shares held by the public shareholders:


         each share of our common stock, issued and outstanding immediately prior to the effective time of the merger, will, automatically, be converted into the right to receive an amount in cash equal to $25.75 per share payable to you without interest;

         all shares of our common stock, when converted, will no longer be outstanding and will automatically be cancelled and retired;

         each share of Wolohan Acquisition common stock will be automatically cancelled;

         each holder of a certificate formally representing shares of our common stock will cease to have any rights, except the right to receive the merger consideration;

         after the Merger is completed, we will send you a transmittal form and written instructions for exchanging your share certificates for the merger consideration. Do not send share certificates now;

         our transfer agent acting as paying agent will pay the merger consideration to our public shareholders.

STOCK OPTIONS AND PERFORMANCE SHARES


         At the effective time of the Merger each outstanding stock option to purchase shares under our stock option plans, whether vested or unvested, owned by persons other than any of the Continuing Shareholders will automatically be converted into the right to receive an amount (subject to applicable withholding taxes) equal to the merger consideration in cash, less the applicable exercise price, for each share of common stock subject to such options. At the effective time of the Merger, each outstanding option to purchase shares under our stock option plans whether vested or unvested, owned by any of the Continuing Shareholders will be assumed by the surviving corporation. Each such option so assumed shall continue to have, and be subject to, the same terms and conditions set forth in our stock option plan and the applicable stock option agreement immediately prior to the effective time of the Merger.



         At the effective time of the Merger, each holder of performance shares under our Long-Term Incentive Plan, whether vested or unvested, except performance shares held by any of the Continuing Shareholders will be entitled to receive a payment in cash (subject to any applicable withholding taxes) for all shares of our common stock allocated to his or her account in an amount equal to the product of (i) the number of performance shares, and (ii) the merger consideration. Each performance share held by a Continuing Shareholder at the effective time of the Merger, by virtue of the Merger and without any action on our part or the holder thereof, shall continue to represent a performance share in the surviving corporation and continue to have the same rights and privileges as prior to the effective time of the Merger.


REPRESENTATIONS AND WARRANTIES

         The Merger Agreement contains our representations and warranties relating to: existence, good standing, corporate authority, authorization, validity and effect of agreements, capitalization, proxy statement, brokers, state takeover statutes, and required vote of our shareholders.

         The Merger Agreement also contains Wolohan Acquisition's representations and warranties relating to: existence, good standing and corporate authority, capitalization, authorization, validity and effect of agreements, no violation, interim operations, brokers, and solvency.

         The representations and warranties of the parties in the Merger Agreement will expire upon completion of the Merger.

COVENANTS


         In the Merger Agreement, we agreed that until the effective time of the Merger, we and our subsidiaries will carry on our respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact our current business organization, keep available the services of our current officers and employees and preserve our relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with us, in each case consistent with past practice, to the end that ongoing business relationships will be unimpaired to the fullest extent possible at the effective time of the Merger.



         We also agreed in the Merger Agreement that until the effective time of the Merger, neither we nor any of our officers, directors, agents and representatives will initiate, solicit or knowingly encourage, any inquiries or the making or implementation of any proposal or offer to acquire us pursuant to a merger, acquisition, consolidation or similar transaction, or any purchase of all or in excess of 20% of our assets or equity securities or engage in any negotiations concerning, or provide any confidential information or data to, afford access to our properties, books or records or have any discussions with, any person relating to the foregoing.



                  Provided, however, nothing shall prohibit us upon approval of the Special Committee, from (i) prior to the effective time of the Merger, furnishing information to, or entering into discussions or negotiations with, any person that makes an unsolicited bona fide proposal, only if (i) such proposal was not initially solicited, encouraged or knowingly facilitated by us;
(ii) prior to furnishing information to, or entering into discussions or negotiations with, such person, we provide written notice thereof to Wolohan Acquisition; and (iii) the Special Committee determines that such proposal is, or is likely to lead to a proposal that is, more favorable from a financial point of view to our shareholders as compared to the Merger (such proposal meeting the requirements of (i), (ii) and (iii) being a "superior proposal").

DIRECTORS' AND OFFICERS' INDEMNIFICATION


         In the Merger Agreement, we agreed that all rights to indemnification existing in favor of our present or former directors and officers as provided under Michigan law and in our articles of incorporation or bylaws as in effect on the date of the Merger Agreement with respect to matters occurring up to and including the effective time of the Merger shall survive the Merger. In the event any person entitled to indemnification becomes involved in any claim, action, proceeding or investigation after the Merger, we shall periodically advance to such person his or her reasonable legal and other reasonably incurred expenses, subject to such person providing an undertaking to reimburse all amounts so advanced if it is determined that such person is not entitled to indemnification.


CONDITIONS TO THE MERGER

         Under the Merger Agreement, the respective obligation of each party to effect the Merger is subject to the satisfaction or waiver, on or prior to the effective time of the Merger, of the following conditions:


         The Merger Agreement and the Merger shall have been approved by the requisite vote of the holders of our common stock;



         No final restraining order or permanent injunction or other final order issued by any court of competent legal jurisdiction or other legal prohibition preventing the consummation of the Merger shall be in effect;



         All governmental and other consents and approvals necessary to consummate the Merger shall have been obtained;



         Our Board of Directors shall have taken all action required to redeem the Rights outstanding under the Rights Agreement dated February 16, 2000;



         The merger consideration shall have been delivered to the paying agent;


         There shall not be pending any litigation pertaining to the Merger.


         The parties currently do not intend to waive any of the foregoing conditions. A resolicitation of a shareholder vote would only occur if the Merger Agreement was amended to decrease the merger consideration or an event occurs which adversely affects the rights of, or the income tax consequences, to the shareholders.


TERMINATION

         The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after shareholder approval is obtained:

         by mutual written consent of Wolohan Acquisition and the Special Committee; or

         by Wolohan Acquisition or the Special Committee:

                  (i) if the effective time of the Merger shall not have occurred on or before December 31, 2003; or

                  (ii) if there shall be any law that makes consummation of the Merger illegal or prohibited, or if any court of competent jurisdiction in the United States shall have issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decree, ruling, or other action shall have become final and non-appealable; or

         by the Special Committee:

                  (i) if there is a superior proposal (as defined) and if with respect thereto the Special Committee or our Board of Directors determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to our shareholders; or

                  (ii) if Wolohan Acquisition shall have breached in any material respect any of its representations, warranties or covenants contained in the Merger Agreement; or

         by Wolohan Acquisition:

                  (i) if the Board of Directors shall have withdrawn or modified, in a manner that is materially adverse to Wolohan Acquisition, its approval or recommendation of the Merger Agreement and the Merger or shall have recommended another merger, consolidation or business combination involving, or acquisition of, the Company or our assets or a tender offer for common stock, or shall have resolved to do any of the foregoing.

EFFECT OF TERMINATION

         In the event of termination of the Merger Agreement and the abandonment of the Merger, all obligations of the parties shall terminate, except our obligations as to continued indemnification of our directors and officers, and there shall be no liability on our part or Wolohan Acquisition or their officers or directors, except for any breach of a party's obligations under the Merger Agreement.

AMENDMENT

         The Merger Agreement may be amended by action taken by the Board of Directors of each of the parties thereto and with the approval of the Special Committee at any time before or after adoption of the Merger Agreement by our shareholders, provided, however, that after shareholder approval, no amendment shall be made which decreases the merger consideration or which adversely affects the rights of, or the income tax consequences to, our shareholders without the approval of such shareholders.

FEES AND EXPENSES

         The following is an estimate of expenses incurred or to be incurred in connection with the Merger.


Printing and mailing Proxy Statement............................................      $   17,153
Legal fees Special Committee....................................................          76,000
Legal fees Company - General....................................................         195,000
Filing fees.....................................................................           2,140
Financial Advisor fees..........................................................         542,851
Special Committee fees and expenses.............................................          24,782
Financial Advisory Fees - Company...............................................         175,000
Litigation legal fees...........................................................         307,957
Proxy Solicitation Form fees....................................................           3,500

    Total.......................................................................      $1,344,383



REGULATORY APPROVALS

         We are not aware of any license or other regulatory permit that appears to be material to our business that might be adversely affected by the Merger, or of any approval or other action by any domestic (federal or state) or administrative or regulatory authority or agency that would be required prior to the Merger. Should any such approval or other action be required, it is our present intention to seek such approval or action.

         The Merger will not require a filing or approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

MERGER FINANCING


         The total amount of cash required to consummate the Merger is estimated to be approximately $27.8 million, which will be paid by us from our cash on hand and borrowings from Citizens Bank of Flint, Michigan.

         The borrowings will consist of two types of credit facilities, namely an unsecured line of credit not to exceed $15 million and an unsecured term loan not to exceed $7,500,000. The interest rate on the line of credit will be 90 basis points over the 30-day Libor rate at the time of borrowing and the interest rate on the term loan will be 115 basis points over the 30, 60, 90, 180 or 1 year Libor rate at the time of funding. The Continuing Shareholders expect to satisfy the repayment obligations of those borrowings with the surviving corporation's cash flow from operations. The line of credit will have monthly payments of interest with principal payable on demand while the term loan will provide for semi-annual payments of $750,000 plus interest over five years.



         The loan agreement evidencing the term loan contains various requirements and covenants regarding the Company's financial condition including maintaining a minimum tangible net worth, a maximum ratio of debt to tangible net worth, a minimum debt service coverage, working capital provisions and restrictions on capital expenditures.


APPRAISAL RIGHTS


         Holders of common stock are not entitled to dissenters rights of appraisal by reason of the Merger under the Michigan Business Corporation Act. No other rights may be available to the shareholders.



             MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         The following is a summary of material federal income tax consequences of the Merger to holders of common stock. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current final and temporary regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. The discussion applies only to shareholders who hold shares as capital assets within the meaning of Section 1221 of the Code, and may not apply to common stock received pursuant to compensation arrangements, common stock held as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment, or to certain types of shareholders, such as financial institutions, insurance companies, tax-exempt organizations and broker-dealers, who may be subject to special rules. In addition, this discussion applies only to shareholders who dispose of all of their shares of common stock for cash in the Merger and will not reacquire or continue to own stock in the Company either directly or constructively under the constructive ownership rules of Section 318 of the Code. This summary also does not address holders of performance shares, or shareholders who acquired their shares pursuant to the exercise of an employee stock option or otherwise as compensation. Finally, this discussion does not address the federal income tax consequences to any shareholder who, for federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust (as defined in the Code), nor does it consider the effect of any foreign, state, local or other tax laws.

         BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF COMMON STOCK IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE TAX EFFECTS TO SUCH SHAREHOLDER OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

         The receipt of cash for shares pursuant to the Merger will be a taxable sale or exchange transaction for federal income tax purposes, and may also be a taxable transaction under applicable foreign, state, local or other tax laws. For federal income tax purposes, the Merger will be treated as a redemption by us of the shares held by shareholders in exchange for cash, entitled to sale or exchange treatment pursuant to Section 302 of the Code. In general, for federal income tax purposes, a shareholder receiving cash consideration as a result of the Merger, will recognize capital gain or loss equal to the difference between the shareholder's adjusted tax basis in common stock and the amount of cash received therefor. The Continuing Shareholders who are not required to and do not otherwise surrender their shares in the Merger should not recognize any taxable event as a result of the Merger because their equity investment in the Company will continue after the Merger.

         Capital gain in excess of capital loss recognized by an individual investor upon a disposition of common stock that has been held for more than 12 months will generally be subject to a maximum tax rate of 15%. Capital gain, in the case of common stock that has been held for 12 months or less, will be subject to tax at ordinary income tax rates. There are also limitations on a shareholder's deductibility of capital losses.


         Payments in connection with the Merger may be subject to backup withholding, at a rate of 28%. Backup withholding does not apply if a shareholder is a corporation or comes within certain exempt categories and, when required, demonstrates this fact. Backup withholding also does not apply if the shareholder provides a correct taxpayer identification number or social security number to the paying agent, and otherwise complies with applicable requirements of the backup withholding rules of the Code. Our paying agent is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, telephone number (800) 368-5948. A shareholder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service ("IRS"). Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the shareholder's federal income tax liability, provided that the required information is furnished to the IRS. Each shareholder should consult with such shareholder's own tax advisor as to qualification or exemption from backup withholding and the procedure for obtaining an exemption. Shareholders may prevent backup withholding by completing a Substitute Form W-9 provided by the paying agent and submitting it to the paying agent.


                          GENERAL INFORMATION REGARDING
                     WOLOHAN LUMBER AND WOLOHAN ACQUISITION


         Wolohan Lumber is engaged in the retail sale of a full-line of lumber and building materials and related products, used primarily for new home construction and large home improvement projects. Wolohan Lumber operates a chain of 25 building supply stores located in Illinois, Indiana, Kentucky, Michigan and Ohio. Wolohan Lumber was organized as a Michigan corporation in 1964. Its principal executive offices are located at 1740 Midland Road, Saginaw, Michigan 48603 and its telephone number is (989) 793-4532.



         Wolohan Acquisition is a Michigan corporation organized on June 5, 2003 specifically for the Merger and has not carried on any activities to date other than those incident to its formation, the negotiation and execution of the Merger Agreement and the transactions contemplated by the Merger Agreement. John
A. Sieggreen, our Executive Vice President and Chief Operating Officer, who is also on our board of directors, is the sole shareholder and director of Wolohan Acquisition. The office address and telephone number of Wolohan Acquisition is the same as that for Wolohan Lumber.


SUBSEQUENT EVENTS; SHAREHOLDER LITIGATION


         After the May 16, 2003 announcement that the Continuing Shareholders had presented an offer to acquire the remaining shares of common stock held by the public at a price of $21.75 in cash, on May 21, 2003, an action (the "Shareholder Litigation") entitled William C. Fraser IRA Account and Samuel
Pill v. Wolohan Lumber Co., et al., (the "Plaintiffs") was commenced in the Saginaw, Michigan Circuit Court ("Court") against the Company, the five directors of the Company and two other executive officers of the Company (the "Defendants") seeking certification as a class action. The Plaintiffs, who are shareholders of the Company allege that the proposed transaction would result in unfair dealing and the merger consideration to be paid to the public shareholders is unfair and grossly inadequate. In addition, Plaintiffs alleged that Defendants were in possession of non-public, material information concerning the financial condition and prospects of the Company, especially the true value and expected increased future value of the Company and its assets, which they had not adequately disclosed to the public stockholders, and that they had breached their fiduciary duties by failing to disclose such information to the members of the purported class. The Company's management (principal members of which are the Defendants) believes that the actions of the Board in undertaking its evaluation process has resulted in significant enhancement of value for the benefit of all Company shareholders during which time the Company and its directors have only acted in good faith in accordance with all of their fiduciary duties and the exercise of their business judgment to the Company shareholders and accordingly, that the action is without merit.


         The complaint demands judgment as follows:

         (a) certifying the action as a class action and certifying plaintiffs as the representatives of the class;

         (b) ordering defendants to carry out their fiduciary duties to plaintiffs and the other members of the class, including those duties of care, loyalty, candor and fair dealing;

         (c) granting preliminary and permanent injunctive relief against the consummation of the Merger;

         (d) in the event the Merger is consummated, rescinding the Merger and/or awarding recissory damages to the class;

         (e) ordering defendants, jointly and severally, to account to plaintiffs and other members of the class for all damages suffered and to be suffered by them as the result of the acts and transactions alleged;


         (f) awarding plaintiffs the costs and disbursements of the action including allowances for plaintiffs' reasonable attorneys' and experts' fees; and


         (g) granting such other and further relief as the Court may deem just and proper.

         On June 10, 2003, the Defendants filed a motion to dismiss the Shareholder Litigation on the grounds that: (a) the claims were legally premature because the Special Committee of the Board of Directors had not had an opportunity to review, evaluate, analyze and respond to the Continuing Shareholders' offer of $21.75 per share and had not had an opportunity to negotiate with the Continuing Shareholders and that there was no agreed upon Merger for the Court to consider or enjoin; and (b) the Plaintiffs' purported claims, although denied by the Defendants, could be asserted only by the Company, and not any shareholder, and that the Plaintiffs had failed to comply with the legal prerequisites established by the Michigan Business Corporation Act for bringing a "derivative" action on behalf of the Company against its officers and directors.




         On August 13, 2003, the attorneys for the Plaintiffs and the attorneys for the Defendants reached an agreement in principle, embodied in a signed Memorandum of Understanding, to resolve the Shareholder Litigation (the "Settlement"). The Settlement was made expressly subject to additional procedures, including Court approval, to confirm the fairness of the Settlement to the Company and to the public shareholders (excluding the Continuing Shareholders).

         The following are the principal terms of the Settlement, all of which are conditioned upon Court approval:

         (a) The Merger will be consummated by purchasing all common stock held by all shareholders other than the Continuing Shareholders for $25.75 cash per share;



         (b) The Plaintiffs and the Defendants jointly will submit to the Court a proposed order providing for conditional certification of a class of Plaintiffs comprised of all public shareholders of the Company as of May 15, 2003 and all times thereafter through consummation of the Merger but excluding the Continuing Shareholders and any person, firm, trust, corporation or any entity affiliated with any of them (the "Plaintiff Class");


         (c) The Plaintiff Class will release all state and federal claims (including under the United States Securities laws), known and unknown, presently asserted or which could be asserted in the future, against any or all Defendants and any other person or entity in connection with the Merger, this Proxy Statement and any matters that were or could have been asserted in the Shareholder Litigation.


         (d) The Plaintiffs and the Defendants will present the Settlement to the Court for a two-step approval process (i) a hearing for preliminary approval of the Settlement, after which the Court would issue an order conditionally certifying the class, directing notice to the class of the terms of the Settlement which also explains the right of class members to voluntarily withdraw or be excluded from the Settlement and scheduling a hearing for consideration of final approval of the Settlement; and (ii) a second hearing for consideration of final approval of the Settlement during which an opportunity will be provided for objections to be made to the Settlement and after which, if it issues final approval of the Settlement, the Court would enter an order and final judgment dismissing with prejudice the Shareholder Litigation;



         (e) The Plaintiffs have reserved the right to withdraw from the Settlement if continuing investigation and discovery reveals facts that are inconsistent with the fairness of the Settlement to the class and the Company;



         (f) The Defendants have reserved the right to withdraw from the Settlement in the event that a certain number of shares owned by shareholders other than the Continuing Shareholders timely deliver valid requests to withdraw or be excluded from the class;



         (g) In connection with the Settlement, the attorneys for the Plaintiffs will apply to the Court for an award of attorneys' fees and expenses not to exceed in the aggregate $210,000, to be paid by the Company or its successor; and Defendants have agreed not to oppose this application; and



         (h) If the Settlement is not approved by the Court, or if the Plaintiffs or the Defendants exercise their right to withdraw from the Settlement (as described in subsections (e) and (f) above), or if the Merger is not consummated for any reason, the proposed Settlement, including the conditional certification of the class, shall be deemed null and void and the proposed Settlement, and/or termination thereof, shall not be deemed to prejudice the parties' respective rights and positions in the then continuing Shareholder Litigation.



         On September 19, 2003, in furtherance of the Settlement, attorneys for the Plaintiffs and the Defendants filed a motion and supporting papers, which referenced testimony from the depositions of the Chairman of the Special Committee, the Special Committee's financial advisor and the President and Chief Executive Officer of the Company and excerpts from a fairness opinion prepared by the Special Committee's financial advisor, requesting the Court to: (a) preliminarily approve the fairness of the Settlement; (b) conditionally certify the class solely for the purpose of effecting the Settlement; (c) approve the form of the notice to be sent to members of the class explaining the Settlement and the actions to be taken by shareholders with respect to the Settlement, including the right of any shareholder to timely withdraw or be excluded from the Settlement, and (d) set a hearing for consideration of final approval of the Settlement, at which time objections to the Settlement could be presented. The Court granted the motion and scheduled a hearing for final approval of the settlement to take place on October 27, 2003.

PRICE RANGE OF SHARES; DIVIDENDS; AND STOCK REPURCHASES

         Our common stock is traded on The Nasdaq Stock Market under the symbol "WLHN". The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share on The Nasdaq Stock Market. Such quotations reflect inter-dealer prices, without retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions.


                                    2001                                       2002                               2003
                     ----------------------------------        -----------------------------------    ------------------------------
                      MARKET RANGE       CASH DIVIDENDS         MARKET RANGE        CASH DIVIDENDS     MARKET RANGE   CASH DIVIDENDS
                     HIGH       LOW        DECLARED            HIGH         LOW        DECLARED        HIGH      LOW      DECLARED
                     ----       ---        --------            ----         ---        --------        ----      ---      --------
First Quarter        $12.00    $6.75          $.07           $25.00       $18.68          $.07        $20.92    18.41       $.07
Second Quarter        10.75     7.62           .07            25.65        19.85           .07         24.00    19.64        .07
Third Quarter         15.25     9.90           .07            22.22        18.75           .07         24.45*   22.76*       .07
Fourth Quarter        23.15    12.95           .07            21.48        18.25           .07
                                              ----                                        ----                              ----

    Year              23.15     6.75          $.28            25.65        18.25          $.28      (*through August 13)    $.21
                                              ====                                        ====                              ====



         Since January 1, 2000 we have repurchased the following number of shares in the fiscal quarters indicated and at the average purchase prices shown below:


                                                                         Range of Purchase       Average Purchase
                                               Number of Shares              Price Paid           Price Per Share
                                               ----------------              ----------           ---------------
2000
  First Quarter....................                 102,663               $11.13 -- $13.00              $12.31
  Second Quarter...................                 221,008                 9.75 --  11.00               10.64
  Third Quarter....................                 102,452                10.06 --  11.00               10.60
  Fourth Quarter...................               1,227,588                10.00 --  12.00               11.94

2001
  First Quarter....................                  47,111                10.00 --  11.56               10.32
  Second Quarter...................                  48,994                 9.72 --  11.38                9.73
  Third Quarter....................               1,258,295                    15.00                     15.00
  Fourth Quarter...................                  37,587                13.90 --  19.25               14.02

2002
  First Quarter....................                   8,600                    19.75                     19.75
  Second Quarter...................                    ----                    ----                       ----
  Third Quarter....................                  25,000                    19.75                     19.75
  Fourth Quarter...................                   2,766                19.75 --  20.63               20.07

2003
  First Quarter....................                       5                    19.00                     19.00
  Second Quarter...................                  50,000                    20.14                     20.14
  Third Quarter (through August 13)                    ----                    ----                       ----


         On November 9, 2000, we commenced a tender offer to purchase up to 1,500,000 shares of our common stock at a purchase price not greater than $12.00 nor less than $10.00 a share. At the termination of the tender offer on December 15, 2000, we purchased 1,189,113 shares at a price of $12.00 per share.

         On August 7, 2001, we commenced a tender offer to purchase up to 1,500,000 shares of our common stock at a purchase price of $15.00 a share. At the termination of the tender offer on September 21, 2001, we purchased 1,258,295 shares.

INTERESTS OF CERTAIN PERSONS IN THE MERGER


         In considering the Merger and the fairness of the consideration to be received in the Merger, you should be aware that certain of our officers including James L. Wolohan, President, Chief Executive Officer and Director, John A. Sieggreen, Executive Vice President, Chief Operating Officer and Director, Daniel P. Rogers, Senior Vice President - General Merchandise Manager and Edward J. Dean, Vice President and Chief Financial Officer have interests in the Merger, which are described below and which may present them with certain actual or potential conflicts of interest.



         As of August 13, 2003, the directors and executive officers as a group beneficially owned 1,379,960 shares of our common stock on a fully diluted basis, or 58% of such shares, which includes 276,500 shares issuable upon exercise of outstanding stock options and 32,677 outstanding performance shares. The Continuing Shareholders own approximately 51.3% of the outstanding shares of common stock and, if acting together, will be able to control all matters requiring approval of our shareholders, including the approval of the Merger. Our Board was aware of these actual and potential conflicts of interest and considered them along with the other matters described under "Special Factors -- Recommendations of the Special Committee and Board of Directors."


         After the Merger, the Continuing Shareholders will beneficially own 100% of the outstanding shares of our common stock.


         The members of the Special Committee have been and will be paid a fee for each meeting of the Committee. As of August 13, 2003, Mr. Shobe earned $8,500 and Mr. Weeks as Chairman of the Special Committee earned $12,750. Pursuant to the Merger Agreement, if the Merger is completed, our directors, (other than Messrs. Wolohan and Sieggreen) including members of the Special Committee, who hold stock options under the Stock Option Plan for Non-Employee Directors will receive the merger consideration less the exercise price for each share of common stock subject to such directors' stock options.


         Based on our records and on information provided to us by our directors and executive officers, neither the Company and, to the best of our knowledge, any of our directors or executive officers, have effected any transactions involving shares of our common stock during the 60 business days prior to the date of the Proxy Statement. Except as otherwise described herein, neither the Company nor, to the best of our knowledge, any of our directors or executive officers are a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Merger with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

         The stock options and performance shares held by those officers named below will survive the Merger and become obligations of the surviving corporation with the same terms and conditions as currently in existence.

Options Held by Executive Officers


                                                NUMBER OF                      AVERAGE PER SHARE
                                                  SHARES                          OPTION PRICE
                  NAME                         UNDER OPTION                       ------------
                  ----                         ------------
       James L. Wolohan                           65,000                            $ 10.77
       John A. Sieggreen                         105,000                              11.47
       Daniel P. Rogers                           75,000                              10.875
       Edward J. Dean                              7,500                              12.67



Performance Shares Held by Executive Officers

                                                       NUMBER OF
                  NAME                                   SHARES
                  ----                                 ---------
         James L. Wolohan                               17,380
         John A. Sieggreen                               7,500
         Daniel P. Rogers                                4,500
         Edward J. Dean                                  3,297

Options Exercised

         James L. Wolohan exercised the following stock options during the past two years:

           DATE OF EXERCISE                        NUMBER OF SHARES                         OPTION PRICE
           ----------------                        ----------------                         ------------
                2/22/02                                 20,000                                  $14.38
                2/22/02                                 25,000                                   13.125
                3/15/02                                 20,000                                   13.125
                1/15/03                                 15,000                                   13.125


STOCK OWNERSHIP

         The following table sets forth certain information, as of August 13, 2003, regarding the ownership of shares by each person known by us to be the beneficial owner of more than 5% of our common stock.


                                                                                               Number of    Percent
Name                                                                                          Shares (1)   of Class
----                                                                                          ----------   --------
Michael J. Wolohan and James L. Wolohan as Co-Trustees
Wolohan Family Trust............................................................              749,609(2)(3)    36.7

James L. Wolohan................................................................              166,866(3)        8.2
1740 Midland Road
Saginaw, Michigan 48603

Wolohan Family Foundation (4)...................................................              131,900           6.5
1705 Crosby Road
Wayzata, Minnesota 55391

Timothy W. and Georgine Wolohan.................................................              113,320           5.5
6 Pinehurst Lane
Cincinnati, Ohio 45208


(1) Beneficial ownership of shares, as determined in accordance with applicable Securities and Exchange Commission rules, includes shares as to which a person has or shares voting power and/or investment power.


(2) In addition, 7,260 shares are held by Michael J. Wolohan's spouse as Trustee and 1,931 shares are held by Michael J. Wolohan as Trustee.



(3) In addition, James L. Wolohan owns 166,866 shares and holds stock options to purchase 65,000 shares; and James L. Wolohan's spouse holds 242 shares in her own name and 5,263 shares as Trustee of two trusts.



(4) James L. Wolohan and Michael J. Wolohan are officers and directors of this Foundation.



         The following table sets forth, as of August 13, 2003, the number of shares of our common stock beneficially owned by each director, each executive officer and all directors and executive officers as a group.


                                                                             Number of       Percent
Name of Individual or Group                                                  Shares (1)      of Class
---------------------------                                               --------------     --------
Hugo E. Braun, Jr......................................................      16,470(2)          *
Edward J. Dean.........................................................      16,918(3)          *
Daniel P. Rogers.......................................................      75,000(3)          3.2
Lee A. Shobe...........................................................      10,500(2)          *
John A. Sieggreen......................................................     106,020(3)(4)       4.5
Charles R. Weeks.......................................................       9,000(2)          *
James L. Wolohan.......................................................   1,113,375(5)          47.7
                                                                          ---------
All Directors and Executive Officers as a Group (7 persons)............   1,347,283             57.7


--------------
*        Less than one percent


(1) The number of shares shown in the table does not include 5,505 shares owned by spouses and children where beneficial ownership is disclaimed and does not include any performance shares held in the Long-Term Incentive Plan.

(2) The number of shares shown in the table includes shares which the following directors have the right to acquire upon the exercise of stock options granted under the Stock Option Plan for Non-Employee
         Directors: Hugo E. Braun, Jr., Lee A. Shobe and Charles R. Weeks, 8,000 shares each.

(3) The number of shares shown in the table includes shares issuable upon the exercise of stock options for the following executive officers:
         Daniel P. Rogers -- 75,000 shares, John A. Sieggreen -- 105,000 shares and Edward J. Dean -- 7,500 shares.

(4) The number of shares shown includes 1,000 shares which Mr. Sieggreen holds as custodian for his son.

(5)      The number of shares shown in the table as beneficially owned by James
         L. Wolohan includes 166,866 shares which he owns in his own name, 65,000 shares issuable upon the exercise of stock options, 749,609 shares which he holds with Michael J. Wolohan as Co-Trustee of the Wolohan Family Trust and 131,900 shares owned by the Wolohan Family Foundation of which he is an officer and a director.

EXECUTIVE OFFICERS AND DIRECTORS

         The executive officers of Wolohan are as follows:


                                                                                          HAS SERVED IN
        NAME AND AGE                              POSITION                               POSITION SINCE
        ------------                              --------                               --------------
James L. Wolohan, 51                     Chairman of the Board,                                 1994
                                         President and                                          1986
                                         Chief Executive Officer                                1987

John A. Sieggreen, 40                    Executive Vice President                               1999
                                         and Chief Operating
                                         Officer

Daniel P. Rogers, 53                     Senior Vice President,                                 1999
                                         General Merchandise Manager

Edward J. Dean, 53                       Vice President and                                     2003
                                         Chief Financial Officer

George I. Gibson, Jr., 55                Corporate Secretary                                    2001



All of the officers of the Company named above have held various positions with the Company for more than five years.

         The directors of Wolohan are as follows:


        NAME AND AGE                              POSITION                                HAS SERVED AS
        ------------                              --------                               DIRECTOR SINCE
                                                                                         --------------
Hugo E. Braun, Jr., 71                   Consulting Partner, Braun Kendrick                   1984
                                         Finkbeiner, P.L.C., Attorneys-at-law
James L. Wolohan, 51                     Chairman of the Board, President and                 1986
                                         Chief Executive Officer of the
                                         Company
Charles R. Weeks, 69                     Formerly Chairman and Chief                          1996
                                         Executive Officer, Citizens Banking
                                         Corporation
Lee A. Shobe, 64                         Formerly President and Chief                         1996
                                         Executive Officer of Dow Brands, Inc.
John A. Sieggreen, 40                    Executive Vice President and Chief                   1999
                                         Operating Officer of the Company


-------------------

(1) Each of the directors had the same principal occupation during the past five years, except as follows: Prior to April 20, 1999 Mr. Weeks was Chairman of Citizens Banking Corporation; and from 1997 to 1999 Mr. Sieggreen served as Vice President of Operations of the Company.


         The business address of each executive officer and director is in care of the Company at 1740 Midland Road, Saginaw, Michigan 48603.


OFFICER AGREEMENTS.



         The Company has entered into agreements with James L. Wolohan, John A. Sieggreen and Daniel P. Rogers which provide that in the event of a change in control of the Company (as defined in the agreements), these persons would have specific rights and receive certain benefits if, within five years after the change in control, either employment was terminated by the Company without "cause" (as defined in the agreements) or the person was to terminate employment for "good reason" (as defined in the agreements). In these circumstances, the person would be entitled to receive (a) full base salary through the date of termination, including vacation, plus a severance payment in an amount equal to three times the person's base annual salary in effect at the date of termination, payable at the option of the person either in a lump sum or in installments, (b) a pro-rata payment of any bonus award earned by the person during the year of termination under the Company's Incentive Plan, (c) all legal fees and expenses incurred by the person to enforce the person's rights under the agreement, and (d) continuation of medical and life insurance coverage for a period of time. If any amounts which the person is entitled to receive are deemed "parachute payments" under the Internal Revenue Code, the person will be entitled to receive certain additional payments from the Company.

         The agreements provide that there shall be excluded from the definition of change in control any transaction in which the management of the Company by themselves or with other persons acquires a controlling portion of the Company's stock. Thus if the Merger is consummated, it shall not be deemed a change in control under the agreements.

                              INDEPENDENT AUDITORS

         The firm of Rehmann Robson serves as our independent auditors. The consolidated financial statements and the related financial statement schedules as of December 31, 2001 and 2002 and for each of the two fiscal years in the period ended December 31, 2002 included in this Proxy Statement have been audited by Rehmann Robson, as stated in their reports, which are included and incorporated by reference in this Proxy Statement. It is not expected that representatives of Rehmann Robson will be present at the Special Meeting.

                              SHAREHOLDER PROPOSALS


         If the Merger is consummated, we will no longer have public shareholders or public participation in any future meetings of our shareholders. However, if the Merger is not consummated, our public unaffiliated shareholders will continue to be entitled to attend and participate in our shareholders' meetings. Pursuant to Rule 14a-B under the Exchange Act promulgated by the SEC, any shareholder who wishes to present a proposal at the next Annual Meeting of Shareholders, in the event the Merger is not consummated, and who wishes to have the proposal included in our proxy statement for that meeting, must have delivered a copy of the proposal to us at 1740 Midland Road, Saginaw, Michigan 48603, Attention: Corporate Secretary, on or before November 28, 2003. Alternatively, if a shareholder does not wish to include a proposal for the 2004 Annual Meeting of Shareholders in the proxy statement, the shareholder may submit a proposal by February 1, 2004.


                       WHERE YOU CAN FIND MORE INFORMATION

INCORPORATION BY REFERENCE

         The SEC allows us to incorporate, by reference, information into this Proxy Statement, which means that we can disclose important information by referring you to another document filed separately with the SEC. The following documents previously filed by us with the SEC are incorporated by reference in this Proxy Statement and are deemed to be a part hereof:

         Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

         Quarterly Report on Form 10-Q for the period ended March 31, 2003;

         Quarterly Report on Form 10-Q for the period ended June 30, 2003;

         Current Reports on Form 8-K dated April 17, 2003, May 16, 2003, July 18, 2003 and August 13, 2003.

         Specifically, the information set forth in the following sections of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated by reference in this Proxy Statement and deemed to be a part hereof:

         Item 1: Description of Business;

         Item 2: Description of Properties;

         Item 6: Management's Discussions and Analysis of Financial Condition and Results of Operations; and

         Item 7: Financial Statements.

         Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Quarterly Report on Form 10-Q for the period ended June 30, 2003 are enclosed with this Proxy Statement. See Appendix D and Appendix E hereto. Any statement contained in a document incorporated by reference in this Proxy Statement shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Proxy Statement modifies or replaces the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Proxy Statement.

         We undertake to provide by first class mail, without charge to any person to whom a copy of this Proxy Statement has been delivered, a copy of any or all of the documents referred to above which have been incorporated by reference in this Proxy Statement, other than exhibits to the documents, unless the exhibits are specifically incorporated by reference therein. Requests for copies should be directed to George I. Gibson, Jr., Corporate Secretary, Wolohan Lumber Co., 1740 Midland Road, Saginaw, Michigan 48603.

                              AVAILABLE INFORMATION

ADDITIONAL INFORMATION


         We are subject to the informational filing requirements of the Exchange Act and, in accordance therewith, are required to file periodic reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. Information as of particular dates concerning our directors and officers, their remuneration, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us is required to be disclosed in proxy statements distributed to our shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection at the SEC's regional office located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained by mail, upon payment of the SEC's customary fees, by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. These materials filed by us with the Commission are also available at the website of the SEC at www.sec.gov.


         Because the Merger is a "going private" transaction, the Company and Wolohan Acquisition have filed with the SEC a Rule 13E-3 Transaction Statement on Schedule 13E-3 under the Exchange Act with respect to the Merger. This Proxy Statement does not contain all of the information set forth in the Schedule 13E-3 and the exhibits thereto. Copies of the Schedule 13E-3 and the exhibits thereto are available for inspection and copying at our principal executive offices during regular business hours by any of our interested shareholders, or a representative who has been so designated in writing, and may be inspected and copied, or obtained by mail, by written request directed to the Company.

         Our common stock is listed on the Nasdaq Stock Market (ticker symbol:
WLHN), and materials may also be inspected at:

                  The National Association of Securities Dealers, Inc. 1735 K Street, N.W.
                  Washington, D.C. 20006

         If the Merger is consummated, we will seek to cause the shares of common stock to be de-listed from trading on the Nasdaq Stock Market and to terminate the registration of our common stock under the Exchange Act, which will relieve us of any obligation to file reports and forms, such as an Annual Report on Form 10-K, with the SEC under the Exchange Act.

                                  MISCELLANEOUS

         It is not expected that any other matters are likely to be brought before the Special Meeting. However, if any other matters are presented, it is the intention of the person named in the proxy to vote the proxy in accordance with their best judgment.

                                      By Order of the Board of Directors,



                                      GEORGE I. GIBSON, JR.,
                                      Secretary

                                                                      APPENDIX A






















                          AGREEMENT AND PLAN OF MERGER
                                     BETWEEN
                             WOLOHAN ACQUISITION CO.
                                       AND
                               WOLOHAN LUMBER CO.






                          DATED AS OF AUGUST 13, 2003

                                      INDEX

                                                                                                       PAGE NO.
ARTICLE I - THE MERGER
         1.1      THE MERGER........................................................................      2
         1.2      THE CLOSING.......................................................................      2
         1.3      EFFECTIVE TIME....................................................................      2
         1.4      ARTICLES OF INCORPORATION, BY-LAWS, DIRECTORS AND OFFICERS OF
                  THE SURVIVING CORPORATION.........................................................      2

ARTICLE II -- EFFECT OF THE MERGER ON SECURITIES OF PURCHASER AND THE COMPANY
         2.1      PURCHASER COMMON STOCK............................................................      3
         2.2      COMPANY COMMON STOCK..............................................................      3
         2.3      EXCHANGE OF CERTIFICATES REPRESENTING COMPANY COMMON
                  STOCK.............................................................................      4
         2.4      ADJUSTMENT OF MERGER CONSIDERATION................................................      6

ARTICLE III -- REPRESENTATIONS AND WARRANTIES OF THE COMPANY
         3.1      EXISTENCE; GOOD STANDING; CORPORATE AUTHORITY.....................................      6
         3.2      AUTHORIZATION, VALIDITY AND EFFECT OF AGREEMENTS..................................      6
         3.3      CAPITALIZATION, ETC..............................................................       7
         3.4      NO VIOLATION......................................................................      7
         3.5      COMPANY PROXY STATEMENT...........................................................      8
         3.6      BROKERS...........................................................................      8
         3.7      OPINION OF FINANCIAL ADVISOR......................................................      8
         3.8      REQUIRED VOTE OF COMPANY STOCKHOLDERS.............................................      9

ARTICLE IV -- REPRESENTATIONS AND WARRANTIES OF PURCHASER
         4.1      EXISTENCE; GOOD STANDING; CORPORATE AUTHORITY.....................................      9
         4.2      CAPITALIZATION....................................................................      9
         4.3      AUTHORIZATION, VALIDITY AND EFFECT OF AGREEMENTS..................................      9
         4.4      NO VIOLATION......................................................................      9
         4.5      INTERIM OPERATIONS OF PURCHASER...................................................     10
         4.6      BROKERS...........................................................................     10
         4.7      SOLVENCY..........................................................................     10

ARTICLE V -- COVENANTS
         5.1      ALTERNATIVE PROPOSALS.............................................................     10
         5.2      INTERIM OPERATIONS................................................................     11
         5.3      COMPANY SHAREHOLDER APPROVAL; PROXY STATEMENT.....................................     11
         5.4      OTHER ACTION......................................................................     12
         5.5      PUBLICITY.........................................................................     12
         5.6      FURTHER ACTION....................................................................     12
         5.7      INDEMNIFICATION...................................................................     12

ARTICLE VI -- CONDITIONS
         6.1      CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER........................     13

ARTICLE VII -- TERMINATION
         7.1      TERMINATION.......................................................................     14
         7.2      EFFECT OF TERMINATION AND ABANDONMENT.............................................     14
         7.3      AMENDMENT.........................................................................     15
         7.4      EXTENSION WAIVER..................................................................     15

ARTICLE VIII -- ADDITIONAL AGREEMENTS; GENERAL PROVISIONS
         8.1      NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES.....................................     15
         8.2      NOTICES...........................................................................     15
         8.3      ASSIGNMENT; BINDING EFFECT........................................................     16
         8.4      ENTIRE AGREEMENT..................................................................     16
         8.5      GOVERNING LAW.....................................................................     17
         8.6      FEES AND EXPENSES.................................................................     17
         8.7      CERTAIN DEFINITIONS...............................................................     17
         8.8      HEADINGS..........................................................................     17
         8.9      INTERPRETATION....................................................................     17
         8.10     WAIVERS...........................................................................     17
         8.11     SEVERABILITY......................................................................     17
         8.12     ENFORCEMENT OF AGREEMENT..........................................................     17
         8.13     COUNTERPARTS......................................................................     18

                          AGREEMENT AND PLAN OF MERGER

         AGREEMENT AND PLAN OF MERGER (this "AGREEMENT"), dated as of August 13, 2003, between Wolohan Acquisition Co., a Michigan corporation ("PURCHASER"), and Wolohan Lumber Co., a Michigan corporation (the "COMPANY").

                                    RECITALS

         WHEREAS, certain members of the Wolohan Family along with certain members of management of the Company (the "CONTINUING SHAREHOLDERS") who are listed on Appendix A hereto and who own beneficially an aggregate of 1,048,151 shares of Common Stock of the Company ("COMPANY COMMON STOCK") constituting approximately 51.3% of the total outstanding shares of Company Common Stock, have proposed to the Company that Purchaser acquire all of the remaining issued and outstanding shares of Company Common Stock in the hands of the shareholders who are not included among the Continuing Shareholders (the "PUBLIC SHAREHOLDERS");

         WHEREAS, the Special Committee of independent directors of the board of directors of the Company (the "COMPANY BOARD") established to consider Purchaser's proposal (the "SPECIAL COMMITTEE") has unanimously determined that the Merger (as defined below) and other transactions contemplated herein are fair and in the best interests of the Public Shareholders and has unanimously approved this Agreement and unanimously recommended the adoption of this Agreement by the Company Board, and unanimously recommends approval of this Agreement by the shareholders of the Company; and

         WHEREAS, the Company Board (with James L. Wolohan and John A. Sieggreen abstaining), based in part on the recommendation of the Special Committee and the written opinion of McDonald Investments Inc., the financial advisor to the Special Committee ("FINANCIAL ADVISOR"), has determined that the Merger is fair and in the best interests of the Public Shareholders, has adopted this Agreement, and recommends the approval of this Agreement by the shareholders of the Company; and

         WHEREAS, at the Effective Time (as defined below), Purchaser shall merge with and into the Company (the "MERGER"), with the Company as the surviving corporation; and

         WHEREAS, the shareholder of the Purchaser has approved this Agreement and has authorized the execution and delivery of such other agreements and documents as are necessary to consummate the Merger; and

         WHEREAS, the shareholders of the Company shall consider and act upon resolutions to approve and adopt this Agreement and to authorize the execution and delivery of such other agreements and other documents as are necessary to consummate the Merger; and

         WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement.

         NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:



                                    ARTICLE I

1. THE MERGER.

         1.1 THE MERGER. At the Effective Time (as defined below), subject to the terms and conditions of this Agreement and the applicable provisions of the Michigan Business Corporation Act, as amended (the "MICHIGAN ACT"), Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "SURVIVING CORPORATION"). The Merger shall have the effects specified in the Michigan Act.

         1.2 THE CLOSING. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "CLOSING") shall take place at the offices of Dickinson Wright PLLC, 500 Woodward Avenue, Suite 4000, Detroit, Michigan 48226, at 10:00 a.m., local time, as soon as practicable following the satisfaction (or waiver if permissible) of the conditions set forth in ARTICLE VI. The date on which the Closing occurs is hereinafter referred to as the "CLOSING DATE."

         1.3 EFFECTIVE TIME. If all the conditions to the Merger set forth in
ARTICLE VI shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in ARTICLE VII, the parties hereto shall cause a certificate of merger meeting the requirements of the Michigan Act ("CERTIFICATE OF MERGER") to be properly executed and filed with the Department of Consumer and Industry Services of the State of Michigan on the Closing Date. The Merger shall become effective at the time of filing and endorsement of the Certificate of Merger with the State of Michigan or at such later time which the parties hereto shall have agreed upon and designated in such filing as the effective time of the Merger (the "EFFECTIVE TIME").

         1.4 ARTICLES OF INCORPORATION, BY-LAWS, DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION. Unless otherwise agreed by the Company and Purchaser prior to the Closing, at the Effective Time:

         (a) The articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation, until duly amended in accordance with applicable law and the terms thereof;

         (b) The by-laws of the Company as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation, until duly amended in accordance with applicable law and the terms thereof;

         (c) The officers of the Company immediately prior to the Effective Time shall continue to serve in their respective offices of the Surviving Corporation from and after the Effective Time, until their successors are duly appointed or elected in accordance with applicable law and the Surviving Corporation's articles of incorporation and by-laws; and

          (d) The directors of the Surviving Corporation shall be James L. Wolohan and John A. Sieggreen who shall serve until their successors are duly appointed or elected in accordance with applicable law, and the Surviving Corporation's articles of incorporation and by-laws.

                                   ARTICLE II

2. EFFECT OF THE MERGER ON SECURITIES OF PURCHASER AND THE COMPANY.

         2.1 PURCHASER COMMON STOCK. At the Effective Time, each share of Purchaser Common Stock that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holder thereof, cease to be outstanding and shall be canceled and retired without payment of any consideration therefor.

2.2 COMPANY COMMON STOCK.

         (a) At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by the Public Shareholders shall, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holder thereof, be converted into the right to receive $25.75 per share without interest (the "MERGER CONSIDERATION") in accordance with SECTION 2.3 upon the surrender of a certificate or certificates (a "CERTIFICATE") representing such shares of Company Common Stock. Shares of Company Common Stock owned by the Continuing Shareholders shall not be converted into the right to receive the Merger Consideration at the Effective Time.

         (b) Each share of Company Common Stock held by each of the Continuing Shareholders at the Effective Time shall, by virtue of the Merger and without any action on the part of the Purchaser, the Company or the holder thereof, continue to represent one share of Common Stock of the Surviving Corporation.

         (c) COMPANY STOCK OPTIONS. At the Effective Time, each outstanding employee and director stock option to purchase Company Common Stock (the "OPTIONS") heretofore granted under any stock option plan of the Company (collectively, the "STOCK PLANS"), except for any Options held by any of the Continuing Shareholders, shall no longer be exercisable for the purchase of shares of Company Common Stock but each such Option shall entitle each holder thereof, in cancellation, settlement and exchange therefor, to receive a payment in cash (subject to any applicable withholding taxes) (the "CASH PAYMENT"), equal to the product of (x) the number of shares of Company Common Stock covered by the Option immediately prior to the Effective Time, and (y) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Option. Any Cash Payment required to be paid shall be paid to each holder of an outstanding Option on the date occurring on or after the Effective Time on which such holder executes a document canceling such Option. Each Option held by a Continuing Shareholder at the Effective Time, by virtue of the Merger and without any action on the part of the Company or the holder thereof, shall continue to represent an Option to acquire common stock in the Surviving Corporation and continue to have the same rights and privileges as prior to the Effective Date.

         (d) COMPANY PERFORMANCE SHARES. At the Effective Time, each holder of Performance Shares under the Company's Long-Term Incentive Plan ("Performance Shares"), except Performance Shares held by any of the Continuing Shareholders, will be cancelled and the holders thereof will be entitled to receive a prompt payment in cash (subject to any applicable withholding taxes) for all shares of Company Common Stock allocated to his account in an amount equal to the product of (i) the number of Performance Shares, and (ii) the Merger Consideration. Each Performance Share held by a Continuing Shareholder at the Effective Time, by virtue of the Merger and without any action on the part of the Company or the holder thereof, shall continue to represent a Performance Share in the Surviving Corporation and continue to have the same rights and privileges as prior to the Effective Date.

         2.3 EXCHANGE OF CERTIFICATES REPRESENTING COMPANY COMMON STOCK.

         (a) Prior to the Effective Time, Purchaser shall appoint a commercial bank or trust company, subject to the reasonable satisfaction of the Company, to act as paying agent hereunder for payment of the Merger Consideration upon surrender of Certificates (the "PAYING AGENT"). Purchaser shall take all steps necessary to cause the Surviving Corporation to provide the Paying Agent with cash in amounts necessary to pay for all the shares of Company Common Stock pursuant to SECTION 2.2(a) at the Effective Time. Such amounts shall hereinafter be referred to as the "EXCHANGE FUND." The Surviving Corporation shall be responsible for payment of all sums to be paid pursuant to SECTION 2.2(c) and
SECTION 2.2(d).

         (b) As soon as practicable after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of shares of Company Common Stock (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and which letter shall be in such form and have such other provisions as are customary for letters of this nature and (ii) instructions for effecting the surrender of such Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Paying Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to SECTION 2.2, and the shares represented by the Certificate so surrendered shall forthwith be canceled. No interest will be paid or will accrue on the cash payable upon surrender of any Certificate. Until surrendered as contemplated by this SECTION 2.3, each Certificate shall be deemed, at any time after the Effective Time, to represent only the right to receive on such surrender the amount, without any interest thereon, of cash into which shares of Common Stock theretofore represented by such Certificate shall have been converted pursuant to SECTION 2.2.

         (c) At or after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates evidencing ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this ARTICLE II.

         (d) Any portion of the Exchange Fund (including the proceeds of any interest and other income received by the Paying Agent in respect of all such funds) that remains unclaimed by the former shareholders of the Company twelve months after the Effective Time shall be delivered to the Surviving Corporation. Any former shareholders of the Company who have not theretofore complied with this ARTICLE II may thereafter look only to the Surviving Corporation for payment of any Merger Consideration, without any interest thereon, that may be payable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement.

         (e) None of Purchaser, the Company, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

         (f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim which may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed

Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

         (g) The Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger to a holder of shares of Company Common Stock, a holder of an Option or a holder of Performance Shares such amounts as the Surviving Corporation and the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "CODE"), or any provision of state or local law. To the extent amounts are so withheld by the Surviving Corporation or the Paying Agent, the withheld amounts (i) shall be treated for all purposes of this Agreement as having been paid to the holder of the shares in respect of which the deduction and withholding was made, and (ii) shall be promptly paid over to the applicable taxing authority.

         2.4 ADJUSTMENT OF MERGER CONSIDERATION. In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, split, combination, exchange, recapitalization or other similar transaction, the Merger Consideration shall be appropriately adjusted to eliminate the effects of that event.

                                   ARTICLE III

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to Purchaser as of the date of this Agreement as follows:

         3.1 EXISTENCE; GOOD STANDING; CORPORATE AUTHORITY. The Company and each of its subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite power and authority to own or lease and operate its properties and carry on its business as now conducted, except where the failure to be so organized, existing or in good standing or to have such power and authority would not result, individually or in the aggregate, in a Material Adverse Effect (as hereinafter defined). For purposes of this Agreement, a "MATERIAL ADVERSE EFFECT" means a change or effect that is materially adverse to the business, operations, assets, or financial condition of the Company and its subsidiaries, taken as a whole. For purposes of this Agreement, a "subsidiary" means, any Person in which the Company owns, directly or indirectly, more than 50% of the stock or other equity interest that are entitled to vote for the election of the board of directors or other governing body of such Person.

         3.2 AUTHORIZATION, VALIDITY AND EFFECT OF AGREEMENTS. The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action (including without limitation the approval of the Company Board), and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of this Agreement by the holders of the shares of Company Common Stock and other than, in the case of this Agreement, the filing of the Certificate of Merger as required by the Michigan Act). This Agreement has been duly and validly executed and delivered by the Company, and (assuming this Agreement constitutes a valid and binding obligation of Purchaser and subject to approval by the Company's shareholders) constitutes and will constitute valid and binding obligations of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

         3.3 CAPITALIZATION, ETC. The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock. As of the close of business on August 1, 2003, (a) 2,042,688 shares of Company Common Stock were outstanding and attached to each outstanding share is a right to acquire Company Common Stock pursuant to the terms and provisions of the Rights Agreement dated as of February 16, 2000 between the Company and Registrar and Transfer Company as Rights Agent, (b) 291,200 shares of Company Common Stock were reserved for issuance for outstanding Options and (c) 47,012 shares of Company Common Stock were reserved for issuance under outstanding Performance Shares under the Company's Long-Term Incentive Plan. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except for Options issued pursuant to the Company Stock Option Plans and Performance Shares issued under the Long-Term Incentive Plan, there are no options, warrants, calls, subscriptions, convertible securities, stock appreciation rights or other rights (including rights of first refusal), agreements or commitments which obligate the Company or any of its subsidiaries to issue, transfer or sell any shares of capital stock of, or equity interests in, or any material assets of, the Company or any of its subsidiaries. There are no outstanding obligations of the Company or any subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company. There are no voting trusts or other agreements or understandings to which the Company or any of its subsidiaries is a party with respect to the voting of capital stock of the Company or any of its subsidiaries.

         3.4 NO VIOLATION.

         Assuming that all consents, approvals, authorizations and other actions described in this Section have been obtained and all filings and obligations described in this Section have been made, neither the execution and delivery by the Company of this Agreement, nor (assuming requisite shareholder approval is obtained) the consummation by the Company of the transactions contemplated hereby, will: (i) violate, conflict with or result in a breach of any provision of the articles of incorporation or by-laws of the Company or any subsidiary;
(ii) other than (A) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust

Improvements Act of 1976, as amended (the "HSR ACT"), if required, (B) the filing with the Securities and Exchange Commission (the "SEC") of a proxy statement relating to obtaining the approval of shareholders of the Company to this Agreement and the Merger (such proxy statement as amended or supplemented from time to time, the "PROXY STATEMENT"), a Schedule 13E-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE Act"), and such other reports and filings as may be required in connection with this Agreement and the transactions contemplated hereby, (C) the filing of a Certificate of Merger as required by the Michigan Act; and (D) any applicable requirements, if any, of Blue Sky Laws or the Nasdaq National Market, Inc., which require any consent, approval or authorization of, or declaration, filing or registration with, any federal, state or local judicial, legislative, executive, administrative or regulatory body or authority or any court, arbitration board or tribunal ("GOVERNMENTAL ENTITY"), the lack of which, individually or in the aggregate, would have a Material Adverse Effect on the Company or, by law, prevent or materially delay the consummation of the transactions contemplated hereby; or
(iii) violate any ordinance, rule, regulation, federal, state or local law, statute, order, judgment or decree ("LAWS"), applicable to the Company, any of its subsidiaries or any of their respective assets other than any violations which do not have a Material Adverse Effect on the Company.

         3.5 COMPANY PROXY STATEMENT. None of the information in the Proxy Statement at the time such document is filed with the SEC or first published, sent or given to the Company's shareholders, will contain any untrue statement of a material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

         3.6 BROKERS. Except for McDonald Investments Inc. (the "FINANCIAL ADVISOR"), the arrangements of which have been disclosed to Purchaser in writing, and except for S. V. Murphy & Co., Inc., a financial consultant to the Company, no broker, finder or financial advisor is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement that is based upon any arrangement made by or on behalf of the Company.

         3.7 OPINION OF FINANCIAL ADVISOR. The Special Committee has received the written opinion of the Financial Advisor to the effect that, as of the date of this Agreement, the Merger Consideration to be received in the Merger by the Public Shareholders pursuant to the Merger is fair, from a financial point of view (the "OPINION"). The Company hereby represents and warrants that it has been authorized by the Financial Advisor to permit the inclusion, to the extent required by applicable law, of the Opinion and references thereto and the Financial Advisor's presentation to the Special Committee, subject to prior review and consent by the Financial Advisor (such consent not to be unreasonably withheld), in the Proxy Statement. The Company has no obligation to the Financial Advisor other than for the fees, expenses and indemnification provisions provided under the engagement letter between the Special Committee and the Financial Advisor.

         3.8 REQUIRED VOTE OF COMPANY STOCKHOLDERS. The only vote of the shareholders of the Company required to adopt this Agreement and to approve the Merger and the transactions contemplated hereby, is the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock.

                                   ARTICLE IV

4. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby represents and warrants to the Company as of the date of this Agreement as follows:

         4.1 EXISTENCE; GOOD STANDING; CORPORATE AUTHORITY. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as now conducted, except where the failure to have such power and authority, individually or in the aggregate, would not materially adversely affect the ability of Purchaser to consummate the transactions contemplated hereby.

         4.2 CAPITALIZATION. The authorized capital stock of the Purchaser consists of 60,000 shares of Common Stock. At the close of business on August 1, 2003, 100 shares were outstanding and the sole shareholder of Purchaser is John
A. Sieggreen.

         4.3 AUTHORIZATION, VALIDITY AND EFFECT OF AGREEMENTS. Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than, in the case of this Agreement, the filing of the Certificate of Merger as required by the Michigan Act. This Agreement has been duly and validly executed and delivered by Purchaser, and (assuming this Agreement constitutes a valid and binding obligation of the Company) constitutes and will constitute the valid and binding obligations of Purchaser, enforceable in accordance with its respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

         4.4 NO VIOLATION. Assuming that all consents, approvals, authorizations and other actions described in this Section and in Section 3.4 have been obtained and all filings and obligations described in this Section and in
Section 3.4 have been made, neither the execution and delivery of this Agreement by Purchaser, nor the consummation by it of the transactions contemplated hereby or thereby, will (i) violate, conflict with or result in any breach of any provision of the articles of incorporation or by-laws of Purchaser; (ii) other than the filings required under the Exchange Act, require any consent, approval or authorization of, or declaration, filing or registration with, any Governmental Entity, the lack of which, individually or in the aggregate, would have a Material Adverse Effect on the ability of Purchaser to consummate the transactions contemplated hereby or prevent or materially delay the consummation of the transactions contemplated hereby, or
(iii) violate any Laws applicable to Purchaser or any of its assets.

         4.5 INTERIM OPERATIONS OF PURCHASER. Purchaser was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations as contemplated hereby.

         4.6 BROKERS. No broker, finder or financial advisor is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement that is based upon any arrangement made by or on behalf of the Purchaser.

         4.7 SOLVENCY. After giving effect to the Merger, the Surviving Corporation will not (i) be insolvent, (ii) have unreasonably small capital with which to engage in its business, (iii) have total liabilities in excess of its total assets, or (iv) be unable to pay its debts as the debts become due in the usual course of its business and, further, the capital of the Surviving Corporation will not become impaired thereby.

                                    ARTICLE V

5. COVENANTS.

         5.1 ALTERNATIVE PROPOSALS. The Company agrees (a) that, between the date hereof and the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, neither it nor any of its subsidiaries shall, and it shall direct its officers, directors, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or the Special Committee) not to, initiate, solicit or knowingly encourage, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) to acquire the Company pursuant to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or in excess of 20% of the assets or equity securities of, the Company or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "ALTERNATIVE PROPOSAL") or engage in any negotiations concerning, or provide any confidential information or data to, afford access to the properties, books or records of the Company or any of its subsidiaries to, or have any discussions with, any Person relating to an Alternative Proposal; and (b) that it will notify Purchaser promptly of the terms of such Person's or entity's inquiry or proposal if any such inquiries or proposals are received by the Company; PROVIDED, HOWEVER, that nothing contained in this SECTION 5.1 shall prohibit the Company or its subsidiaries, upon approval of the Special Committee, from (i) prior to the Effective Time, furnishing information to, or entering into discussions or negotiations with, any Person or entity that makes an unsolicited bona fide Alternative Proposal, only if (A) such proposal was not initially solicited, encouraged or knowingly facilitated by the

Company, its subsidiaries or their agents in violation of this SECTION 5.1, (B) prior to furnishing information to, or entering into discussions or negotiations with, such person or entity, the Company provides written notice to Purchaser to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, and (C) the Special Committee determines that such proposal is, or is likely to lead to a proposal that is, more favorable from a financial point of view to the shareholders of the Company as compared to the Merger (such proposal meeting the requirements of clauses
(A), (B) and (C) being a "SUPERIOR PROPOSAL"). The Company shall keep Purchaser informed of the status of any such discussions or negotiations and the terms of any proposal. Nothing in this SECTION 5.1 shall (x) permit the Company to terminate this Agreement (except as specifically provided in ARTICLE VII hereof), (y) permit the Company to enter into any agreement with respect to an Alternative Proposal during the term of this Agreement, or (z) affect any other obligation of the Company under this Agreement

         5.2 INTERIM OPERATIONS.

         During the period from the date of this Agreement to the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement), the Company will and will cause its subsidiaries to carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them, in each case consistent with past practice, to the end that their goodwill and ongoing businesses will be unimpaired to the fullest extent possible at the Effective Time.

         5.3 COMPANY SHAREHOLDER APPROVAL; PROXY STATEMENT.

         (a) The Company, acting through the Company Board, shall (i) call a meeting of its shareholders (the "SHAREHOLDERS MEETING") for the purpose of voting upon this Agreement and the transactions contemplated hereby, (ii) hold the Shareholders Meeting as soon as practicable following the date of this Agreement, and (iii) unless taking such action would be inconsistent with the fiduciary duties of the directors of the Company or of the Company's directors constituting the Special Committee to shareholders of the Company imposed by Law, as determined by such directors in good faith, and after consultation with independent legal counsel, recommend to the shareholders the approval of this Agreement and the transactions contemplated hereby; PROVIDED, HOWEVER, that the Company Board shall not be obligated to recommend this Agreement and the transactions contemplated hereby if, at or prior to the Shareholders Meeting, a Superior Proposal has been received and if with respect thereto the Special Committee or the Board of Directors determines in good faith (after consultation with its legal counsel) that taking such action would be inconsistent with its fiduciary duties to the shareholders of the Company. In the event a Shareholders Meeting is called, the Company shall use its reasonable best efforts to solicit from the shareholders of the Company proxies in favor of the approval and adoption of this

Agreement, and the transactions contemplated hereby and to secure the vote of shareholders required by the condition specified in ARTICLE VI to approve and adopt this Agreement, unless otherwise required by the applicable fiduciary duties of the directors of the Company or of the Company's directors constituting the Special Committee, as determined by such directors in good faith, and after consultation with independent legal counsel.

         (b) The Company and Purchaser will, as soon as practicable following the date of this Agreement, prepare and file a preliminary Proxy Statement with the SEC with respect to the Shareholders Meeting, a Schedule 13E-3 under the Exchange Act and such other reports and filings as may be required under applicable securities laws. The Company and Purchaser will use their best efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be cleared by, the SEC. As promptly as practicable after the Proxy Statement has been declared effective by the SEC, the Company shall mail the Proxy Statement to the shareholders of the Company. If at any time prior to the approval of this Agreement by the Company's shareholders there shall occur any event which should be set forth in an amendment or supplement to the Proxy Statement the Company will prepare and mail to its shareholders such an amendment or supplement.

         (c) Purchaser agrees to cause all shares of Company Common Stock owned by the Continuing Shareholders to be voted in favor of the approval of the Merger.

         5.4 OTHER ACTION. The Company and the Purchaser shall use their reasonable best efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of Purchaser and the Surviving Corporation shall take all such necessary action.

         5.5 PUBLICITY. The Company and Purchaser shall obtain the prior consent of each other before issuing any press release or otherwise making any public announcement with respect to the transactions contemplated hereby, except as may be required by Law.

         5.6 FURTHER ACTION. Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the transactions contemplated hereby, including the Merger.


         5.7 INDEMNIFICATION.

         (a) Each of Purchaser and the Company agrees that all rights to indemnification existing in favor of the present or former directors, officers, employees, fiduciaries and agents of the Company or any of its subsidiaries as provided under the Michigan Act and in the Company's articles of incorporation or bylaws or the charter and bylaws of the Company's subsidiaries as in effect on the date hereof with respect to matters occurring up to and including the Effective Time shall survive the consummation of the Merger and continue after the Effective Time. Without limiting the generality of the foregoing, in the event any person entitled to indemnification under this Section 5.7(a) becomes involved in any claim, action, proceeding or investigation after the Effective Time, the Company shall periodically advance to such person his or her reasonable legal and other reasonably incurred expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to such person providing an undertaking to reimburse all amounts so advanced if it is determined that such person is not entitled to indemnification.

         (b) The provisions of this SECTION 5.7 are intended to be for the benefit of, and shall be enforceable by, each of the Company's current directors and officers and their heirs and personal representatives.

                                   ARTICLE VI

6. CONDITIONS.

         6.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligation of each party to effect the Merger shall be subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions:

         (a) This Agreement and the Merger shall have been approved by the requisite vote of the holders of the Company Common Stock.

         (b) No final restraining order or permanent injunction or other final order issued by any court of competent jurisdiction or other legal prohibition preventing the consummation of the Merger shall be in effect.

         (c) All necessary approvals, authorizations and consents of any Governmental Entity required to consummate the Merger shall have been obtained and remain in full force and effect, and all waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated.

         (d) The Company Board shall have taken all action required to redeem the Rights outstanding under the Rights Agreement dated February 16, 2000.

         (e) The Merger Consideration shall have been delivered to the Paying Agent.

         (f) There shall not be pending any litigation pertaining to the Merger.

                                   ARTICLE VII

7. TERMINATION.

         7.1 TERMINATION. This Agreement, notwithstanding approval thereof by the shareholders of the Company, may be terminated at any time prior to the Effective Time:

         (a) by mutual written consent of Purchaser and the Special Committee;
or

         (b) by the Purchaser or the Special Committee:

                  (i) if the Effective Time shall not have occurred on or before December 31, 2003 (provided that, the right to terminate this Agreement pursuant to this clause (i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before December 31, 2003; or

                  (ii) if there shall be any Law that makes consummation of the Merger illegal or prohibited, or if any court of competent jurisdiction in the United States shall have issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decree, ruling, or other action shall have become final and non-appealable; or

         (c) by the Special Committee:

                  (i) if there is a Superior Proposal and if with respect thereto the Special Committee or the Company Board determines in good faith (after consultation with its legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to the shareholders of the Company; or

                  (ii) if Purchaser shall have breached in any material respect any of its representations, warranties or covenants contained in this Agreement; or

         (d) by Purchaser:

                  (i) if the Special Committee shall have withdrawn or modified, in a manner that is materially adverse to Purchaser, its approval or recommendation of this Agreement and the Merger or shall have recommended another merger, consolidation or business combination involving, or acquisition of, the Company or its assets or a tender offer for Common Stock, or shall have resolved to do any of the foregoing.

         7.2 EFFECT OF TERMINATION AND ABANDONMENT. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this ARTICLE VII, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this SECTION 7.2 and SECTIONS 5.7 and 8.6, and there shall be no liability on the part of the Company, Purchaser or their respective officers or directors, except for any breach of a party's obligations under such provisions.

         7.3 AMENDMENT. To the extent permitted by applicable law, this Agreement may be amended by action taken by or on behalf of the board of directors of each of the parties hereto and, in the case of the Company, with the approval of the Special Committee at any time before or after adoption of this Agreement by the shareholders of the Company; PROVIDED, HOWEVER, that after any such shareholder approval, no amendment shall be made which decreases the Merger Consideration or which adversely affects the rights of, or the income tax consequences to, the Company's shareholders hereunder without the approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

         7.4 EXTENSION; WAIVER. At any time prior to the Effective Time, any party hereto, by action taken by its board of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein; PROVIDED, HOWEVER, that, if the Company seeks to make such extension or waiver as provided in (a), (b) or (c) above, it must first obtain the approval of the Special Committee. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII

8. ADDITIONAL AGREEMENTS; GENERAL PROVISIONS.

         8.1 NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement, or in any instrument delivered pursuant to this Agreement, shall survive the Effective Time.

         8.2 NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date of receipt and shall be delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested), or sent by overnight courier or sent by facsimile, to the applicable party at the following addresses or facsimile numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

         If to Purchaser:       Wolohan Acquisition Co.
                                1740 Midland Road
                                Saginaw, Michigan 48603
         Facsimile:             (989) 793-5066
         Attention:             John A. Sieggreen, President

         With a copy to:        Verne C. Hampton II
                                Dickinson Wright PLLC
                                500 Woodward Avenue, Suite 4000
                                Detroit, MI 48226
         Facsimile:             (313) 223-3598

         If to the Company:     Wolohan Lumber Co.
                                1740 Midland Road
                                Saginaw, MI 48603
         Facsimile:             (989) 793-5066
         Attention:             James L. Wolohan, President

         With a copy to:        Verne C. Hampton II
                                Dickinson Wright PLLC
                                500 Woodward Avenue, Suite 4000
                                Detroit, MI 48226
         Facsimile:             (313) 223-3598

         If to the Special      Charles R. Weeks, Chairman
         Committee:             817 Boutell Drive
                                Grand Blanc, MI 48439
         Facsimile:

         With a copy to:        Justin G. Klimko
                                Butzel Long PC
                                150 W. Jefferson, Suite 900
                                Detroit, Michigan 48226
         Facsimile:             (313) 225-7037

         8.3 ASSIGNMENT; BINDING EFFECT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties and the Special Committee. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for (i) the provisions of SECTION 5.7, which may be enforced directly by the beneficiaries thereof, and (ii) the right of each Public Shareholder and each holder of Options or Performance Shares to receive payment under the terms of this Agreement after the Effective Time, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         8.4 ENTIRE AGREEMENT. This Agreement, and the Appendixes, and any other documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto.

         8.5 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan without regard to its rules of conflict of laws.

         8.6 FEES AND EXPENSES. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Company. Provided, however, if this Agreement is terminated pursuant to Article VII, the party incurring such fees, costs and expenses shall be responsible for the payment thereof.

         8.7 CERTAIN DEFINITIONS. For purposes of this Agreement, the following term shall have the following meaning:

             "PERSON" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, entity or group (as defined in the Exchange Act).

         8.8 HEADINGS. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever. The table of contents contained in this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         8.9 INTERPRETATION. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural Persons shall include corporations and partnerships and vice versa. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be understood to be followed by the words, "without limitation".

         8.10 WAIVERS. No action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

         8.11 SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

         8.12 ENFORCEMENT OF AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this

Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Michigan Court, this being in addition to any other remedy to which they are entitled at law or in equity.

         8.13 COUNTERPARTS. This Agreement may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original. All such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

         IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.



                                   WOLOHAN LUMBER CO.

                                   By: /s/ James L. Wolohan
                                      ------------------------------------------
                                   Name:  James L. Wolohan
                                   Title: President and Chief Executive Officer



                                   WOLOHAN ACQUISITION CO.

                                   By: /s/ John A. Sieggreen
                                      ------------------------------------------
                                   Name:  John A. Sieggreen
                                   Title: President and Chief Executive Officer

                                                                      APPENDIX B







August 13, 2003


PERSONAL AND CONFIDENTIAL

Special Committee of the Board of Directors
Wolohan Lumber Co.
1740 Midland Road
PO Box 3235
Saginaw, Michigan 84605

Members of the Special Committee:

You have requested our opinion as to the fairness, from a financial point of view, to the Public Shareholders (as hereinafter defined), of Wolohan Lumber Co. (the "Company"), of the Consideration (as hereinafter defined) to be received pursuant to the Agreement and Plan of Merger, which is anticipated to be signed by August 14, 2003 (the "Merger Agreement") between Wolohan Acquisition Co. (the "Purchaser") and the Company.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time, the Purchaser will be merged with and into the Company, and each share of the Company's common stock, $1.00 par value (the "Common Stock"), issued and outstanding and held by those shareholders who are not identified on Appendix A to the Merger Agreement (the "Public Shareholders") will be converted into the right to receive $25.75 per share (the "Consideration"). Each share of Common Stock held by certain members of the Wolohan family identified on Appendix A to the Merger Agreement (the "Continuing Shareholders") will continue to represent one share of Common Stock.

McDonald Investments Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) the Merger Agreement, including the exhibits and schedules thereto; (ii) certain publicly available information concerning the Company, including its Annual Reports on Form 10-K for each of the years in the four year period ended December 31, 2002, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, its Proxy Statement for the fiscal year 2002 (Schedule 14A), and its Current Reports on Form 8-K filed May 16, 2003 and July 24, 2003; (iii) certain other internal information, primarily financial in nature, including projections and a liquidation analysis, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, the Company's Common Stock; (v) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities; and (vi) certain publicly

Special Committee of the Board of Directors
Wolohan Lumber
August 13, 2003
Page 2


available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also met with certain officers and employees of the Company to discuss the business and prospects of the Company, as well as other matters we believe relevant to our inquiry.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available. We have not been engaged to, and have not independently attempted to, verify any of such information. We have not been engaged to assess the reasonableness or achievability of management's projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the assets, properties or facilities of either the Company nor have we been furnished with any such evaluation or appraisal. We have also assumed that the Merger would be consummated on a timely basis in the manner contemplated by the Merger Agreement.

It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Consideration to be received by the Public Shareholders pursuant to the Merger Agreement and does not address the Company's underlying business decision to effect the merger or any other terms of the Merger Agreement. We have not been engaged to solicit indications of interest or to otherwise explore the viability of any alternative transaction to the merger. It should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion.

We have acted as financial advisor to the Special Committee of the Board of Directors in connection with the Merger and will receive from the Company a fee for our services, a portion of which is contingent upon closing, a fee for rendering this opinion and the Company's agreement to indemnify us under certain circumstances. In the ordinary course of our business, we may actively trade securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is directed to the Special Committee of Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote on any matters relating to the Merger.

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Consideration to be received in the Merger is fair from a financial point of view, to the Public Shareholders.


                                        Very truly yours,



                                        McDONALD INVESTMENTS INC.

                                   APPENDIX C


                             CONTINUING SHAREHOLDERS

                           NAME                                              SHARES
------------------------------------------------------------            ----------------
Wolohan Family Trust                                                           749,609
James L. Wolohan                                                               166,866
Mary K. Ness                                                                    71,308
Patricia A. Kremin                                                              24,639
Edward J. Dean                                                                   9,418
Richard P. Wolohan                                                               7,951
Laura K. Wolohan                                                                 2,783
Christopher R. Wolohan                                                           2,783
Therese R. Wolohan C/F Andrew James Wolohan U/MI/UGMA                            2,783
Marsha L. Wolohan                                                                2,562
Therese R. Wolohan C/F Conor J. Wolohan U/MI/UGMA                                2,480
Christine M. Wolohan                                                             1,776
Michael J. Wolohan Revocable Trust                                               1,931
John Sieggreen Cust Henry Gerald Sieggreen UGMA/MI                               1,000
Therese R. Wolohan                                                                 242
Cathy J. Sieggreen                                                                  20
                                                                            ----------
                                                                             1,048,151
                                                                            ==========

                                                                      APPENDIX D

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 10-K

/X/ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002.

/ / Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to
         __________.

Commission file number 0-6169
                               -------------------

                               WOLOHAN LUMBER CO.
             (Exact name of registrant as specified in its charter)

               MICHIGAN                                     38-1746752
(State or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                        Identification Number)

                   1740 Midland Road, Saginaw, Michigan 48603
                    (Address of principal executive offices)
                                 (989) 793-4532
              (Registrant's telephone number, including area code)

           Securities registered pursuant to Section 12(b) of the Act:

Title of each class                    Name of each exchange on which registered
-------------------                    -----------------------------------------
         None                                            None

           Securities registered pursuant to Section 12(g) of the Act:

                          Common Stock, $1.00 par value
                                (Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [ ] No [X]

The aggregate market value of the common equity held by non-affiliates of the registrant computed by reference to the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second quarter, was approximately $22,265,000.

As of March 3, 2003 2,092,688 shares of Common Stock of the registrant were outstanding

                       Documents Incorporated by Reference

Portions of the definitive Proxy Statement of the registrant, dated April 2, 2003, filed pursuant to Regulation 14A are incorporated by reference into Part III.

                                     PART I

Item 1.  Business.

         Wolohan Lumber Co. (the "registrant") is engaged in the retail sale of a full-line of lumber and building materials and related products, used primarily for new-home construction and home-improvement projects. At March 17, 2003, the registrant operated a chain of 25 building supply stores located in Michigan, Ohio, Indiana, Kentucky and Illinois.

         The registrant organizes its stores into two primary operating divisions -- Wolohan and CML. Most Wolohan stores in operation today are of the traditional "lineyard" format, well suited for the professional customer and often providing value-added manufacturing or installation services. The CML Division, named for Central Michigan Lumber, acquired by the registrant in June 1998, operates with a specialized focus on serving the project-oriented consumer through an innovative marketing approach to sales of large-ticket projects such as pole buildings, decks, sheds, garages, kitchens and homes. The professional builder is also a primary customer of the CML division.

         Each store provides a strong offering of quality materials, competitive prices and expert and personal service. Each location includes a retail sales area (with most stores having significant square footage devoted to displays of kitchens, doors and windows and other building materials), under-roof storage areas and an outside lumberyard area with displays of pole barns, garages, decks and storage buildings. In addition, the registrant has one truss plant, a specialty millwork operation, two wall-panel facilities and several stores with door-assembly capabilities.

         The registrant sells to professional contractors and to large project-oriented consumers. The Company estimates that at least two-thirds of its sales were to professional contractors in 2002.

         The registrant offers a wide range of services including house design, delivery, installation, various financing options and job-site contractor sales representatives with experienced store support coordination.

         The registrant sells more than 8,000 different products which are purchased from approximately 270 suppliers. No supplier accounts for more than 5% of total purchases. The registrant purchases forest products primarily from lumber, OSB and plywood mills and the majority of all other merchandise from original producers or manufacturers.

         The business of the registrant is not dependent upon a single customer or a few customers for any significant portion of sales.

         The registrant believes that backlogs are not significant to its business.

         The registrant is engaged in only one line of business - retail sales of lumber and building materials and related items. The classes of products include dimension lumber; OSB; sheathing plywood; building materials; building hardware; doors and windows; kitchen cabinets; trusses and components; storage barns; and other forest products, such as fencing and treated lumber.

         The business of the registrant is highly competitive, and it encounters competition from both national and regional chains and from local independent merchants. Because of the variety of competition faced by the registrant and the wide range of products it sells, it is virtually impossible to determine the registrant's competitive position in the markets it serves.

         The registrant holds no material patents, trademarks, licenses, franchises or concessions.

         The registrant's business, like the overall retail lumber business, generally is subject to seasonal influences. The second and third quarters are generally the periods of highest sales volumes while the first quarter is usually the period of lowest sales volume.

         During 2002 the registrant closed five stores which it had identified in 2001 as not meeting the financial objectives identified in the registrant's strategic profit model and accrued closing costs with respect thereto in 2001.

         The registrant had approximately 654 full-time employees at December 31, 2002.

         To the best of the registrant's knowledge, it is in compliance with all federal, state and local environmental protection provisions.

         The registrant maintains an internet website at www.wolohan.com. The registrant makes available on or through its website, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practical after the registrant electronically files such material with, or furnishes it to, the Securities and Exchange Commission.

Item 2.  Properties.

         Administrative offices are maintained in St. Johns, Michigan to support all operating units. The offices consist of a 4,400-square-foot one-story building and another 2,600 square feet of office space located above the registrant's retail store in St. Johns, Michigan. The registrant also owns and occupies, with minimal staffing, a 28,000-square-foot, two-story brick face building situated on three acres of land in Saginaw, Michigan.

         As of March 3, 2003, the registrant operated 25 building supply stores in the states of Michigan, Ohio, Indiana, Kentucky and Illinois. The showroom selling space in the stores averages 18,000 square feet. In addition, total warehouse and storage space (under roof) ranges in size from 14,000 square feet to 66,000 square feet (average of 30,000 square feet).

         All of the building supply stores are owned in fee by the registrant.

         The registrant believes that all of its building supply stores and the display, warehouse and storage facilities and equipment located thereon are well maintained and adequate for the purpose for which they are used. A fleet of approximately 192 trucks is owned by the registrant for the delivery of its retail merchandise.

Item 3.  Legal Proceedings.

         Various lawsuits arising during the normal course of business are pending against the Company. In the opinion of management, the ultimate liability, if any, resulting from these matters will have no significant effect on the Company's results of operations, liquidity or financial position.

Item 4.  Submission of Matters to a Vote of Security Holders.

         Not applicable.

Executive Officers of the Registrant

The executive officers of the registrant are as follows:

                                                                                    Has Served
                                                                                    In Position
             Name                                Position                             Since          Age
--------------------------------    --------------------------------------------    ------------   -------
James L. Wolohan                    Chairman of the Board,                              1994           51
                                    President and                                       1986
                                    Chief Executive Officer                             1987

John A. Sieggreen                   Executive Vice President and                        1999           40
                                    Chief Operating Officer

Daniel P. Rogers                    Senior Vice President,                              1999           52
                                    General Merchandise
                                    Manager

Edward J. Dean                      Corporate Controller                                1984           52

George I. Gibson, Jr.               Corporate Secretary                                 2001           54

Officers of the registrant are elected each year by the Board of Directors to serve for the ensuing year and until their successors are elected and qualified.

All of the officers of the registrant named above have held various positions with the registrant for more than five years, with the exception of Daniel P. Rogers. Mr. Rogers served as Vice President--Merchandising of Central Michigan Lumber Company prior to its acquisition by the registrant in June 1998. Thereafter he served as President of CML until elected to his current position in 1999.

                                     PART II

Item 5. Market for the Registrant's Common Equity and Related Shareholder
Matters.

COMMON STOCK DATA

The Company's common stock trades on The Nasdaq Stock Market(TM) under the symbol WLHN. The approximate number of record holders of the Company's stock at December 31, 2002 was 861. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share as reported on The Nasdaq Stock Market(TM) and the cash dividends declared per share in each fiscal quarter.

                                      2001                                             2002
                  ------------------------------------------        -----------------------------------------

                     MARKET RANGE             CASH DIVIDENDS           MARKET RANGE            CASH DIVIDENDS
                   HIGH         LOW               DECLARED           HIGH        LOW             DECLARED
                  ------      -------             --------          ------      -----          --------------
First Quarter     $12.00       $ 6.75             $.07              $25.00      $18.68             $.07
Second Quarter     10.75         7.62              .07               25.65       19.85              .07
Third Quarter      15.25         9.90              .07               22.22       18.75              .07
Fourth Quarter     23.15        12.95              .07               21.48       18.25              .07
                                                  ----                                             ----

Year               23.15         6.75             $.28               25.65       18.25             $.28
                                                  ----                                             ----

Item 6.  Selected Financial Data.

         Five year selected financial data which is set forth on page F-2 of this Annual Report, is incorporated here by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

         Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page F-4 of this Annual Report is incorporated here by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

         Not Applicable

Item 8.  Financial Statements and Supplementary Data.

         The Consolidated Financial Statements beginning on page F-11 of this Annual Report are incorporated here by reference. The Quarterly Summaries on page F-3 of this Annual Report are incorporated here by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

         None

                                    PART III

Item 10. Directors and Executive Officers of the Registrant.

         The information set forth under the captions "Information About Nominees As Directors" on pages 4 and 5 of the definitive Proxy Statement of the registrant, dated April 2, 2003, filed with the Securities and Exchange Commission pursuant to Regulation 14A is incorporated herein by reference.

         Reference is made to Part I of this Report for information as to executive officers of the registrant.

Item 11. Executive Compensation.

         The information set forth under the captions "Compensation Committee Report" on pages 6 and 7 and "Executive Compensation" on pages 8 and 9 of the definitive Proxy Statement of the registrant, dated April 2, 2003, filed with the Securities and Exchange Commission pursuant to Regulation 14A is incorporated herein by reference.

Item 12. Security ownership of Certain Beneficial Owners and Management.

         The information set forth under the caption "Stock Ownership" on pages 3 and 4 of the definitive Proxy Statement of the registrant, dated April 2, 2003, filed with the Securities and Exchange Commission pursuant to Regulation 14A is incorporated herein by reference.

                  Equity Plan Compensation Information

         The following table summarizes information, as of December 31, 2002, relating to the registrant's compensations plans under which its equity securities are authorized for issuance.

PLAN CATEGORY                   NUMBER OF SECURITIES         WEIGHTED AVERAGE             NUMBER OF SECURITIES
                                TO BE ISSUED UPON            EXERCISE PRICE OF            REMAINING AVAILABLE
                                EXERCISE OF OUTSTANDING      OUTSTANDING OPTIONS,         FOR FUTURE ISSUANCE
                                OPTIONS, WARRANTS AND        WARRANTS AND RIGHTS          UNDER EQUITY
                                RIGHTS                                                    COMPENSATION PLANS
                                                                                          (EXCLUDING SECURITIES
                                                                                          REFLECTED IN COLUMN (a))

                                            (a)                      (b)                          (c)
Equity compensation
Plans approved by
security holders (1)                      359,160                  $11.47                       212,000

Equity compensation                         -0-                      -0-                          -0-
Plans not approved by
security holders

Total

(1) These plans are the Long-Term Incentive Plans and Stock Option Plan for Non-Employee Directors


Item 13. Certain Relationships and Related Transactions.

        None.
                                     PART IV

Item 14. Controls and Procedures

         As of December 31, 2002, an evaluation was performed under the supervision of and with the participation of the registrant's management, including the President and Chief Executive Officer and the Corporate Controller, of the effectiveness of the design and operation of the registrant's disclosure controls and procedures. Based on that evaluation, the registrant's management, including the President and Chief Executive Officer and the Corporate Controller, concluded that the registrant's disclosure controls and procedures were effective as of December 31, 2002. There have been no significant changes in the registrant's internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2002.


Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

         (a) (1) and (2) -- The following consolidated financial statements are included herein:

                           Consolidated Balance Sheets -- December 31, 2002 and 2001.

                           Consolidated Statements of Income -- Years ended December 31, 2002, 2001 and 2000.

                           Consolidated Statements of Shareowners' Equity -- Years ended December 31, 2002, 2001 and 2000.

                           Consolidated Statements of Cash Flows -- Years ended December 31, 2002, 2001 and 2000.

                           Notes to consolidated financial statements as of and for the three years in the period ended December 31, 2002.

                  All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

                  (3) Listing of Exhibits -- The exhibit marked by one asterisk below was filed as an exhibit to Form 10-K of the registrant for the year ended December 31, 1980; the exhibits marked with three asterisks below were filed as exhibits to Form 10-Q of the registrant for the quarter ended June 30, 1987; the exhibit marked with four asterisks below was filed as an exhibit to Form 10-K of the registrant for the year ended December 31, 1988; the exhibit marked with five asterisks below was filed as an exhibit to Form 10-Q of the registrant for the quarter ended June 30, 1990; the exhibit marked with six asterisks below was filed as an exhibit to Form 10-Q of the registrant for the quarter ended June 30, 1991; the exhibit marked with eight asterisks below was filed as an exhibit to Form 10-K of the registrant for the year ended December 31, 1994; and the exhibit marked with nine asterisks below was filed as an exhibit to Form 8-K of the registrant dated February 4, 2000 (file number 0-6169), and are incorporated herein by reference, the exhibit number in parenthesis being those in such Form 10-K, 10-Q or 8-K reports.

                  Exhibit (3) (a)    *Articles of Incorporation (1)

                  Exhibit (3) (b)    ***Amendment to Articles of Incorporation
                                     (3) (a)

                  Exhibit (3) (c)    *****Amendment to Articles of Incorporation
                                     (6) (a) (1)

                  Exhibit (3) (d)    ****By-laws (3) (c)

                  Exhibit (10) (a)   ******1991 Long-Term Incentive Plan of
                                     Wolohan Lumber Co. (6) (a) (1) (X)

                  Exhibit (10) (b)   ********Stock Option Plan for Non-Employee
                                     Directors (10) (b) (X)

                  Exhibit (21)       Subsidiaries of the registrant

                  Exhibit (23)       Consent of Independent Auditors

                  Exhibit (99)       *********Rights Agreement dated
                                     as of February 16, 2000 between
                                     registrant and Registrar and
                                     Transfer Company as Rights Agent (4)

                  Exhibit (99.1)     CEO Certification pursuant to Section 906
                                     of the Sarbanes-Oxley Act of 2002

                  Exhibit (99.2)     CFO Certification pursuant to Section 906
                                     of the Sarbanes-Oxley Act of 2002

                  (X) A compensatory plan required to be filed as an exhibit.

         (b)    Reports on Form 8-K.

                The Company has not filed any reports on Form 8-K during the last quarter of the period covered by this Report.


SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 26, 2003.

                               WOLOHAN LUMBER CO.


                                /s/ James L. Wolohan
                               ------------------------------------------------
                               By: James L. Wolohan
                               Chairman of the Board, President and Chief
                               Executive Officer (Principal Executive Officer)


                                /s/ Edward J. Dean
                               ------------------------------------------------
                               By: Edward J. Dean
                               Corporate Controller (Principal Financial and Accounting Officer)


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 26, 2003.

Signature                        Title           Signature                          Title
---------                        -----           ---------                          -----
 /s/ Hugo E. Braun, Jr.          Director         /s/ John A. Sieggreen             Director
------------------------------                   -------------------------------
Hugo E. Braun, Jr.                               John A. Sieggreen


/s/ Lee A. Shobe                 Director         /s/ Charles R. Weeks              Director
------------------------------                   -------------------------------
Lee A. Shobe                                     Charles R. Weeks


                                                  /s/ James L. Wolohan              Director
                                                 -------------------------------
                                                 James L. Wolohan


                                  CERTIFICATION

I, James L. Wolohan, President and Chief Executive Officer of Wolohan Lumber Co., certify that:

1. I have reviewed this annual report on Form 10-K of Wolohan Lumber Co. (the "registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls;


6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    March 26, 2003                    James L. Wolohan
                                           -------------------------------------
                                           James L. Wolohan
                                           President and Chief Executive Officer

                                  CERTIFICATION

I, Edward J. Dean, Corporate Controller of Wolohan Lumber Co., certify that:

1. I have reviewed this annual report on Form 10-K of Wolohan Lumber Co. (the "registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls;

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    March 26, 2003           Edward J. Dean
                                  ---------------------------------------------
                                  Edward J. Dean
                                  Corporate Controller (Chief Financial Officer)

                               WOLOHAN LUMBER CO.

                        CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2002



                                    CONTENTS



5-YEAR PERFORMANCE.......................................................F-2

QUARTERLY SUMMARIES......................................................F-3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS................................................F-4

REPORT OF MANAGEMENT.....................................................F-9

INDEPENDENT AUDITORS' REPORT.............................................F-10

CONSOLIDATED FINANCIAL STATEMENTS

         CONSOLIDATED BALANCE SHEETS.....................................F-11

         CONSOLIDATED STATEMENTS OF INCOME...............................F-12

         CONSOLIDATED STATEMENTS OF
         SHAREOWNERS' EQUITY.............................................F-13

         CONSOLIDATED STATEMENTS OF CASH FLOWS...........................F-14

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS......................F-15

5-YEAR PERFORMANCE
(Dollars in thousands, except per-share amounts, ratios and percentages)


                                                 2002           2001           2000            1999          1998
                                                 ----           ----           ----            ----          ----
INCOME STATISTICS
Net sales                                      $197,638       $239,895       $314,972       $405,030       $451,477
Gross profit                                     46,840         58,312         76,223         92,142        103,332
Store closing costs                                 511          3,440          2,955          1,304          1,966
Interest expense                                     86            423          1,158          1,541          1,828
Income before income taxes                        5,174          7,256          2,404          9,535         10,113
Income taxes                                      1,774          2,484            817          3,259          3,334
Net income                                        3,400          4,772          1,587          6,276          6,779
Net income per share, basic                        1.63           1.61            .33           1.19           1.05
Net income per share, assuming dilution            1.49           1.53            .33           1.17           1.03
Cash dividends declared:
     Amount per share                               .28            .28            .28            .28            .28
     Percent of net income                        17.2%          17.7%          83.9%          23.4%          26.6%
Average shares outstanding                        2,080          2,971          4,752          5,271          6,474

                                               --------------------------------------------------------------------
BALANCE SHEET MEASURES
Current assets                                 $ 45,254       $ 42,537       $ 55,801       $ 82,789       $ 94,165
Other assets                                     18,439         16,001         14,199         14,513         18,907
Properties (net)                                 18,174         25,477         36,557         43,344         44,439
Total assets                                     81,867         84,015        106,557        140,646        157,511
Working capital                                  28,688         20,526         32,119         51,675         52,416
Long-term debt, net of current portion              203            307          5,111         12,593         17,091
Total liabilities                                16,769         22,318         28,793         43,707         58,840
Shareowners' equity:
      Amount                                     65,098         61,697         77,764         96,939         98,671
      Book value per share                        31.40          30.44          22.95          19.27          17.78

                                               --------------------------------------------------------------------
KEY OPERATING PERCENTAGES
Gross profit margin                               23.7%          24.3%          24.2%          22.7%          22.9%
Pre-tax profit margin                              2.6%           3.0%            .8%           2.4%           2.3%
Return on sales                                    1.7%           2.0%            .5%           1.5%           1.5%
Return on average assets                           4.1%           4.8%           1.2%           4.2%           4.2%
Return on average working capital                 13.8%          18.1%           3.8%          12.1%          11.0%
Return on beginning shareowners' equity            5.5%           6.1%           1.6%           6.4%           6.2%
Return on average total invested capital           5.3%           6.6%           1.6%           5.6%           5.5%

                                               --------------------------------------------------------------------
KEY FINANCIAL RATIOS AND MEASURES
Sales to average working capital                  8.0:1          9.1:1          7.5:1          7.8:1          7.3:1
Sales to average shareowners' equity              3.1:1          3.4:1          3.6:1          4.1:1          4.3:1
Sales to average total invested capital           3.1:1          3.3:1          3.3:1          3.6:1          3.7:1
Current ratio                                     2.7:1          1.9:1          2.4:1          2.7:1          2.3:1
Quick ratio                                       1.7:1          1.1:1          1.2:1          1.2:1          1.1:1
Liquidity ratio                                   .73:1          .22:1          .49:1          .10:1          .08:1
Debt to total assets ratio                       .002:1         .004:1          .05:1          .09:1          .11:1
Capitalization ratio                             .003:1         .005:1          .06:1          .11:1          .15:1
Shareowners' equity to total assets ratio         .80:1          .73:1          .73:1          .69:1          .63:1
Inventory turnover                                 8.76           8.70           7.87           7.31           7.69
Asset turnover                                     2.36           2.43           2.45           2.71           2.82

                                               --------------------------------------------------------------------
STORES
Number of stores at end of year                      25             30             40             48             55

QUARTERLY SUMMARIES
(in thousands, except per-share amounts)

                                       FIRST        SECOND          THIRD         FOURTH        TOTAL
                                      QUARTER       QUARTER        QUARTER       QUARTER        YEAR
                                      -------       -------        -------       -------        ----
2002
NET SALES                            $ 37,870       $ 56,690      $ 59,580      $ 43,498      $197,638
GROSS PROFIT                            8,334         13,076        13,923        11,507        46,840
NET INCOME:
   AMOUNT                                (875)           892         1,476         1,907         3,400
   PER SHARE, BASIC                      (.43)           .44           .71           .91          1.63
   PER SHARE, ASSUMING DILUTION          (.38)           .39           .64           .84          1.49

2001
Net sales                            $ 44,346       $ 68,281      $ 72,278      $ 54,990      $239,895
Gross profit                           10,443         15,530        16,693        15,646        58,312
Net income:
   Amount                                (615)         1,295         2,056         2,036         4,772
   Per share, basic                      (.18)           .38           .63           .78          1.61
   Per share, assuming dilution          (.18)           .38           .60           .73          1.53

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report may be deemed to be forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 and are subject to the Act's safe harbor provisions. These statements are based on current expectations and involve a number of risks and uncertainties. Actual results could differ materially from the results expressed in forward-looking statements. Factors that might cause such a difference include: fluctuations in customer demand and spending, expectations of future volumes and prices for the Company's products, prevailing economic conditions affecting the retail lumber and building materials markets and seasonality of operating results and other factors, including risk factors, referred to from time to time in filings made by the Company with the Securities and Exchange Commission. The Company undertakes no obligation to update or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

ACCOUNTING POLICIES AND ESTIMATES

The following discussion and analysis of the results of operations and financial condition are based on the Company's financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, the results of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

The Company's significant accounting polices are described in Note A to the consolidated financial statements. Management believes that the following accounting policies affect the more significant estimates used in preparing the consolidated financial statements.

The Company records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrink results from previous physical inventories. Changes in actual shrink results from completed physical inventories could result in revisions to previously recorded shrink expense. The Company also records an inventory reserve for the loss associated with selling discontinued inventories at below cost. This reserve is based on management's current knowledge with respect to inventory levels and historical experience relating to the liquidation of discontinued inventories. Management does not believe the Company's merchandise inventories are subject to significant risk of obsolescence.

The Company maintains an allowance for doubtful accounts related to trade receivables by providing for probable uncollectible amounts through a charge to earnings and a credit to the allowance. Management assesses the current status of individual accounts on a quarterly basis and makes adjustments to the allowance as a result of this assessment. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance.

The Company records a reserve for store closing costs in the period management identifies such stores for closing. Costs accrued for include: costs to liquidate remaining inventory, expensing of future lease payments on long-term leases, writing off leasehold improvements, severance payments and certain other ongoing fixed costs. Management reviews on a quarterly basis the balance of the reserve for each closed store and makes appropriate adjustments based on the expected months remaining until each closed store is disposed of.

Management believes it has sufficient current and historical knowledge to record reasonable estimates for its inventory reserves, allowance for uncollectible trade receivables and store closing reserve.

RESULTS OF OPERATIONS

Net income in 2002 totaled $3.4 million ($1.63 per share), compared with $4.8 million ($1.61 per share) in 2001. On a diluted basis, earnings per share were $1.49 in 2002, compared with $1.53 in 2001.

Significant items affecting net income in 2002 compared with the prior year included: (1) Gains on sale of real estate properties of $1.0 million in 2002, compared with $2.6 million recorded in 2001. (2) A LIFO credit resulting in increased gross margin dollars of $0.9 million in 2002, compared with a LIFO credit of $1.2 million in 2001. (3) Store closing costs, a portion of which were charged to cost of sales in 2001, totaled $0.5 million in 2002, compared with $3.8 million in 2001.

Earnings per share for 2002 and 2001 were positively impacted by a reduction in shares outstanding due to the Company's share repurchases, primarily through two tender offers, completed in the third quarter of 2001 and the fourth quarter of 2000. Average shares outstanding were 30-percent lower for 2002, compared with 2001 and 37-percent lower for 2001, compared with 2000.

Net income in 2001 improved to $4.8 million from $1.6 million in 2000. The improvement in 2001 net income resulted primarily from a reduction in the operating expense ratio and a slight improvement in gross margin percentage, which more than offset lower sales volume. Other significant items affecting net income in 2001 compared with the prior year included: (1) Gains on sale of real estate properties of $2.6 million in 2001, compared with $0.8 million recorded in 2000. (2) A LIFO credit resulting in increased gross margin dollars of $1.2 million in 2001, compared with a LIFO credit of $3.5 million in 2000. (3) Store closing costs, a portion of which were charged to cost of sales, totaled $3.8 million in 2001, compared with $5.0 million in 2000.

Sales of $197.6 million in 2002 were 18 percent lower than 2001 sales of $239.9 million, which were 24 percent lower than 2000 sales of $315.0 million. Comparable-store sales declined 5 percent in both 2002 and 2001, compared with the prior year. Price deflation in lumber and structural panel products, strategic product changes and a lower store count negatively impacted sales in both 2002 and 2001, compared with the prior year. The Company estimates that at least two-thirds of its sales were to the professional contractor in 2002, 2001 and 2000.

The gross profit margin in 2002 was 23.7 percent, compared with 24.3 percent in 2001 and 24.2 percent in 2000. Gross profit margin included a LIFO credit of $0.9 million, $1.2 million and $3.5 million, respectively, for 2002, 2001 and 2000. The LIFO credit in both 2002 and 2001 was due primarily to lower inventory levels resulting from reduced store count and product-line eliminations. The significant LIFO credit in 2000 was due to deflation in lumber and panel costs and lower inventory levels. The gross profit margin in 2002, excluding the provision for LIFO, was 23.2 percent, compared to 23.8 percent in 2001 and 23.1 percent in 2000.

Other operating income, which results primarily from finance charges related to receivables, rental income and gains from sale of excess equipment, totaled $2.4 million in 2002, $3.0 million in 2001 and $2.9 million in 2000.

Selling, general, and administrative expenses (excluding store-closing costs) declined 15 percent in 2002 to $40.1 million from $47.1 million in 2001 and $66.9 million in 2000, resulting in an expense factor of 20.3 percent of sales in 2002, compared with 19.6 percent and 21.2 percent in 2001 and 2000, respectively. The higher 2002 expense factor, compared with 2001, includes costs related to completing the conversion to one computer system for all stores, costs to complete the transition of all corporate administrative functions to one office and higher costs for health insurance. The lower 2001 expense factor, compared with 2000 was primarily due to significantly decreased bad debt expense, improved labor productivity and elimination of unnecessary expenses.

The closing of five stores in 2002 resulted in costs of approximately $0.5 million, compared with $3.8 million recorded in 2001 resulting from the closing of ten stores in 2001 and the identification of five additional stores to be closed or consolidated with other stores in 2002. In 2000, $5.0 million of closing costs were recorded from the closing of eight stores in 2000 and the identification of six additional stores to be closed in 2001. Store closing costs are accrued in the period management identifies such stores for closing. The portion of the closing costs related to the loss on the sale of inventory ($0.4 million in 2001 and $2.0 million in 2000) was charged to cost of sales. The closing costs in all three years were primarily related to liquidating inventories, expensing portions of future lease payments on long-term leases, writing off leasehold improvements, severance payments and certain other ongoing fixed costs. The Company will continue to evaluate store performances in terms of meeting minimum return-on-investment criteria, and additional store closings may result from this ongoing review.

Excluding store-closing costs, the total operating expense factor for 2002 was
22.6 percent of sales, compared with 22.2 percent in 2001 and 23.6 percent in 2000. Depreciation and amortization in 2002 decreased 25 percent to $4.6 million from $6.2 million in 2001, which had been lowered 16 percent from $7.3 million in 2000.

Other income and expenses netted to income of $1.1 million in 2002, compared with income of $2.6 million and $0.5 million in 2001 and 2000, respectively. The decrease in 2002 versus 2001, was due primarily to lower gains on sale of properties recorded in 2002. Gains on property sales totaled $1.0 million in 2002, compared with $2.6 million and $0.8 million for 2001 and 2000, respectively. Interest expense of $0.1 million was 80 percent lower than interest expense of $0.4 million in 2001, which in turn was 63 percent lower than interest expense of $1.2 million in 2000. The decreases reflect the reductions made in long-term debt.

The effective federal income tax rate was 34.3 percent in 2002, compared with
34.2 percent in 2001 and 34.0 percent in 2000.

FINANCIAL CONDITION - LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents totaled $12.1 million at year-end 2002, compared with $4.8 million at year-end 2001. Net cash provided by operating activities totaled $7.6 million in 2002, compared with $17.6 million in 2001. The decrease in net cash from operations in 2002, compared with 2001, was primarily a result of lower accrued expenses relating to closed store reserves and income taxes payable, some pre-season inventory purchases and lower net income. The decrease in net cash from operations in 2001 was primarily a result of stronger charge sales activity during the fourth quarter of 2001, compared with 2000, which increased the balance of trade receivables at year-end 2001, compared with 2000. Both years reflect the Company's aggressive collection efforts of customer receivables and reductions made in store count during the year. Lower inventory levels in both 2002 and 2001 are the result of reductions in store count and progress made in reducing non-strategic inventory at existing operations.

Investing activities provided net cash of $0.7 million in 2002, compared with cash provided by investing activities of $17.0 million in 2001. The decrease in cash from investing activities in 2002, compared with 2001, reflects no certificate of deposit activity in 2002 compared with a maturity of $10.0 million in 2001, $5.5 million less in proceeds from property sales and $0.7 million more in capital expenditures. The increase in cash from investing activities in 2001 was due to the maturities of $10 million in certificates of deposit, $4.4 million less in capital expenditures and $3.4 million more in proceeds from property sales.

Financing activities used net cash of $1.0 million in 2002 and included $2.1 million for payments on long-term debt, $0.7 million to purchase approximately 36,000 shares of Company common stock at an average price of $19.78 per share and $0.6 million for dividend payments, offset in part, by short-term bank borrowings of $1.5 million and $0.9 million of proceeds from the exercise of stock options. In 2001, net cash used in financing activities totaled $31.5 million and included $10.2 million for payments on long-term debt, $1.0 million for dividend payments and $20.4 million used to repurchase 1,392,000 shares of Company common stock at an average price of $14.63 per share. The stock repurchased in 2001 included 1.3 million shares acquired in a stock tender offer at a price of $15 per share. The Company has repurchased 5.0 million shares since Jan. 1, 1998 at an average price of $12.80 per share. The book value per share has increased to $31.40 at Dec. 31, 2002 from $22.95 per share at year-end 2000. The Company may continue to make open market purchases of its stock from time to time.

The Company has $25 million available in lines of credit arrangements for short-term debt. Borrowings of $1.5 million were outstanding at year-end 2002, compared with no outstanding balance at year-end 2001.

Working capital was $28.7 million at the end of 2002, compared with $20.5 million at year-end 2001. The Company expects that net cash provided from operating activities and available lines of credit will be adequate to meet future needs for working capital and capital expenditures for 2003.

The Company had virtually no long-term debt, net of current portion, in either 2002 or 2001.

Capital expenditures totaled $2.2 million in 2002 and consisted primarily of the expansion of an existing facility to include a new showroom, an enlarged lumberyard area and improvements to increase capabilities for wall-panelization, roof trusses and millwork, and replacements and additions of equipment at existing stores. Capital expenditures to support existing stores are expected to approximate $1.4 million in 2003. Capital expenditures have totaled $23.6 million over the last 5 years.

Invested capital (long-term debt and shareowners' equity) was 80 percent of total assets at year-end 2002 and 74 percent at year-end 2001. Shareowners' equity has been the principal financing factor over the years and accounted for 100 percent of invested capital at year-end 2002.

EFFECT OF INFLATION

The Company does not measure precisely the effect of inflation on its operations; however, it does not believe inflation had a material effect on sales or results of operations.

ENVIRONMENTAL

The Company is subject to laws and regulations relating to the protection of the environment. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly any future remediation and other compliance effects, in the opinion of management, compliance with the present environmental-protection laws will not have a material adverse effect on the financial condition of the Company or on operating results or cash flows in any one year.

OUTLOOK

Wolohan Lumber Co. enters 2003 prepared to implement strategies designed to improve market share to its core customers: professional home builders and project-oriented consumers. Such strategies include ongoing initiatives to increase the efficiency and volume of sales made from existing value-added manufacturing facilities or due to existing offerings of value-added services such as installation, estimating and design, and specialized delivery. The Company will also place renewed focus on sales training and marketing, both important aspects of achieving growth in project sales. The Company will emphasize continued improvement in expense control as well, and expects added efficiencies created by its implementation of a common computer platform throughout all stores to assist in achieving this goal.

The Company expects to maintain its traditionally strong balance sheet in 2003 through its annual efforts at inventory management, accounts receivable review and collection, and responsible cash management. Strategies targeted at continuing the Company's track record of effectively liquidating or leasing idle properties will further improve the Company's liquidity and strengthen its balance sheet.

REPORTS OF MANAGEMENT AND INDEPENDENT AUDITORS

                              REPORT OF MANAGEMENT

The accompanying consolidated financial statements of Wolohan Lumber Co., together with the other financial information included in this report, were prepared by management.

The responsibility for the integrity of the consolidated financial statements, and other financial information included in this report, rests with management. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles appropriate in the circumstances and, of necessity, include certain amounts which are based on our best estimates and judgments. The other financial information included herein is consistent with that reported in the consolidated financial statements.

Wolohan Lumber Co. maintains internal accounting-control systems that are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized or illegal use and that transactions are executed and recorded in accordance with management authorization. There are limits inherent in all systems of internal control, based on the recognition that costs of such a system should not exceed the benefits to be derived. We believe the Company's system provides an appropriate balance.

The Board of Directors, through its Audit Committee, is responsible for assuring that management fulfills its responsibilities in the preparation of the consolidated financial statements. The Audit Committee meets periodically with the independent auditors and representatives of management to ensure that each is discharging its responsibilities. To ensure complete independence, Rehmann Robson has full and free access to meet with the Audit Committee to discuss the results of their audit, the adequacy of internal controls, the quality of financial reporting and other matters of mutual interest.

/s/ James L. Wolohan
James L. Wolohan
Chairman of the Board,
President and Chief Executive Officer

/s/ Edward J. Dean
Edward J. Dean
Corporate Controller

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareowners
Wolohan Lumber Co.
Saginaw, Michigan


We have audited the accompanying consolidated balance sheets of Wolohan Lumber Co. as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareowners' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wolohan Lumber Co. as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.



                                                     REHMANN ROBSON

Saginaw, Michigan
February 14, 2003

WOLOHAN LUMBER CO.
CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31,
                                                                       -----------------------------
(in thousands, except per-share amounts)                                  2002              2001
----------------------------------------------------------------------------------------------------
Assets
CURRENT ASSETS
    Cash and cash equivalents                                          $ 12,100           $  4,798
    Trade receivables, net                                               15,783             18,796
    Inventories, net                                                     16,368             17,499
    Other current assets                                                  1,003              1,444
----------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                     45,254             42,537
PROPERTIES
    Land                                                                  3,528              4,826
    Land improvements                                                     6,414              8,002
    Buildings                                                            21,807             26,604
    Equipment                                                            24,372             31,858
----------------------------------------------------------------------------------------------------
TOTAL PROPERTIES                                                         56,121             71,290
    Accumulated depreciation                                            (37,947)           (45,813)
----------------------------------------------------------------------------------------------------
PROPERTIES, NET                                                          18,174             25,477
OTHER ASSETS
    Properties held for sale                                             13,117             10,383
    Intangible assets, net                                                2,873              3,073
    Other                                                                 2,449              2,545
----------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                           $ 81,867           $ 84,015
----------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES
    Trade accounts payable                                             $  6,949           $  7,431
    Employee compensation and accrued expenses                            8,013             12,476
    Short-term borrowings                                                 1,500               --
    Current portion of long-term debt                                       104              2,104
----------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                16,566             22,011

LONG-TERM DEBT, NET OF CURRENT PORTION                                      203                307
----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                        16,769             22,318

SHAREOWNERS' EQUITY
    Common stock, $1 par value
       Authorized - 20,000 shares;
        issued and outstanding - 2,073 shares (2,027 in 2001)             2,073              2,027
    Additional capital                                                      539               --
    Retained earnings                                                    62,486             59,670
----------------------------------------------------------------------------------------------------
TOTAL SHAREOWNERS' EQUITY                                                65,098             61,697
----------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                              $ 81,867           $ 84,015
----------------------------------------------------------------------------------------------------

BOOK VALUE PER SHARE                                                   $  31.40           $  30.44
----------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these consolidated financial statements.

WOLOHAN LUMBER CO.
CONSOLIDATED STATEMENTS OF INCOME

                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                      -------------------------------------------------
(in thousands, except per-share amounts)                  2002                2001               2000
-------------------------------------------------------------------------------------------------------
NET SALES                                             $ 197,638           $ 239,895           $ 314,972
Cost of sales                                           150,798             181,583             238,749
-------------------------------------------------------------------------------------------------------
GROSS PROFIT                                             46,840              58,312              76,223

Other operating income                                    2,430               3,041               2,866

OPERATING EXPENSES
    Selling, general and administrative                  40,057              47,096              66,874
    Depreciation and amortization                         4,594               6,166               7,342
    Store closing costs                                     511               3,440               2,955
-------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                                 45,162              56,702              77,171
-------------------------------------------------------------------------------------------------------
Income from operations                                    4,108               4,651               1,918

OTHER INCOME (EXPENSES)
    Gain on sale of held for sale properties              1,014               2,640                 831
    Interest income                                         138                 388                 813
    Interest expense                                        (86)               (423)             (1,158)
-------------------------------------------------------------------------------------------------------
OTHER INCOME, NET                                         1,066               2,605                 486
-------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                                5,174               7,256               2,404
Income taxes                                              1,774               2,484                 817
-------------------------------------------------------------------------------------------------------

NET INCOME                                            $   3,400           $   4,772           $   1,587
=======================================================================================================

NET INCOME PER SHARE, BASIC                           $    1.63           $    1.61           $     .33
=======================================================================================================

NET INCOME PER SHARE, ASSUMING DILUTION               $    1.49           $    1.53           $     .33
=======================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

WOLOHAN LUMBER CO.
CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY



(in thousands, except per-share amounts)                 COMMON STOCK                                                  TOTAL
                                                         ------------               ADDITIONAL           RETAINED    SHAREOWNERS'
                                                      SHARES       AMOUNT             CAPITAL            EARNINGS      EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 25, 1999                          5,031      $  5,031           $    673           $ 91,235     $ 96,939

Net income for 2000                                                                                        1,587        1,587
Cash dividends - $.28 per share                                                                           (1,331)      (1,331)

Shares issued under Long-Term
     Incentive Plan and Stock Option Plan,
      net of related tax benefit                          11            11                141                             152
Shares repurchased and retired                        (1,654)       (1,654)              (814)           (17,115)     (19,583)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 2000                          3,388         3,388                 --             74,376       77,764

Net income for 2001                                                                                        4,772        4,772
Cash dividends - $.28 per share                                                                             (843)        (843)
Shares issued under Long-Term
     Incentive Plan and Stock Option Plan,
      net of related tax benefit                          31            31                383                             414
Shares repurchased and retired                        (1,392)       (1,392)              (383)           (18,635)     (20,410)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 2001                          2,027         2,027               --               59,670       61,697

Net income for 2002                                                                                        3,400        3,400
Cash dividends - $.28 per share                                                                             (584)        (584)
Shares issued under Long-Term
     Incentive Plan and Stock Option Plan,
      net of related tax benefit                          82            82              1,222                           1,304
Shares repurchased and retired                           (36)          (36)              (683)              --           (719)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 2002                          2,073      $  2,073           $    539           $ 62,486     $ 65,098
===================================================================================================================================



The accompanying notes are an integral part of these consolidated financial statements.

WOLOHAN LUMBER CO.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                                  ---------------------------------------------------------
(In thousands)                                                         2002                 2001                  2000
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
      Net income                                                  $  3,400                $  4,772                $  1,587
        Adjustments to reconcile net income to net
             cash provided by operating activities
         Depreciation                                                4,393                   5,862                   7,036
         Amortization                                                  201                     305                     306
         Provision for losses on receivables                           190                       6                   1,106
         Effect of LIFO                                               (937)                 (1,229)                 (3,546)
         Deferred income taxes (benefit)                             1,158                    (331)                    120
         Gain on sale of held for sale properties                   (1,014)                 (2,640)                   (831)
         (Gain) loss on sale of other properties                      (276)                   (296)                    386
         Common stock based compensation                                46                     208                     223
         Changes in assets and liabilities
           Trade receivables                                         2,823                  (1,345)                 15,178
           Other assets                                                 22                   1,483                   7,408
           Inventories at FIFO cost                                  2,068                   6,857                  16,272
           Accounts payable and accrued expenses                    (4,444)                  3,973                 (10,761)
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                            7,630                  17,625                  34,484

INVESTING ACTIVITIES
Maturities (purchases) of certificates of deposit                     --                    10,000                 (10,000)
Additions to properties                                             (2,204)                 (1,473)                 (5,906)
Proceeds from the sale of properties                                 2,890                   8,437                   5,048
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                    686                  16,964                 (10,858)

FINANCING ACTIVITIES
Net short-term borrowings                                            1,500                    --                      --
Repayments of long-term debt                                        (2,104)                (10,182)                 (4,189)
Proceeds from  exercise of stock options                               890                     117                    --
Dividends paid                                                        (581)                 (1,021)                 (1,366)
Repurchase and retirement of common stock                             (719)                (20,410)                (19,583)
---------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                               (1,014)                (31,496)                (25,138)
---------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     7,302                   3,093                  (1,512)

Cash and cash equivalents at beginning of year                       4,798                   1,705                   3,217
---------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                          $ 12,100                $  4,798                $  1,705
===========================================================================================================================
Supplemental disclosures of cash flows information
           Interest paid                                          $    118                $    594                $  1,202
===========================================================================================================================
           Income taxes paid                                      $  1,828                $  2,259                $  2,810
===========================================================================================================================




The accompanying notes are an integral part of these consolidated financial statements.

                               WOLOHAN LUMBER CO.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING PRACTICES

ORGANIZATION AND BUSINESS. Wolohan Lumber Co. ("WLC"), together with its wholly-owned subsidiaries Wolohan Lumber Co., LLC and Wolohan Lumber Co. of Michigan, LLC, (collectively the "Company"), is engaged in the retail sale of a full line of lumber and building materials and related merchandise through a chain of 25 (30 in 2001 and 40 in 2000) building supply stores operated in Michigan, Ohio, Indiana, Kentucky and Illinois. The stores operate primarily under the names Wolohan Lumber or CML.

         The Company sells to professional contractors and large project-oriented consumers. The volume of residential construction and large project purchases can be volatile and is highly dependent on general economic conditions. A significant decrease in residential construction could have an adverse effect on the Company's operating results.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements of the Company include the accounts of WLC and its subsidiaries after elimination of significant intercompany accounts and transactions.

USE OF ESTIMATES. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Significant estimates include but are not limited to the allowance for bad debts, allowance for obsolete inventory, self-insured medical and workers' compensation accruals, carrying values and recovery period of intangible assets and fair value less cost to sell of held-for-sale properties. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK. Financial instruments that potentially subject the Company to significant concentrations of credit and other financial risk consist principally of cash investments and trade receivables.

         The Company invests its available cash in deposits with a local bank, money market accounts and tax-exempt securities through a brokerage company. Cash balances held at financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. Bank balances at December 31, 2002 exceed this insured limit by approximately $871,000. Investments held by a brokerage company consist of triple-A-rated tax-exempt securities. Each of these investments is further supported by private insurance or collateral.

         The Company grants credit in the normal course of business related to product sales. Concentrations of credit risk with respect to trade receivables from product sales are limited because of the large number of businesses and individual customers comprising the Company's customer base. The Company's receivables are primarily from professional contractors.

CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of demand deposits in banks, money market funds and short-term tax exempt securities.

TRADE RECEIVABLES. Trade receivables are stated at the amount management expects to collect from outstanding balances. Generally, no collateral is required to support trade receivables; in certain circumstances the Company files liens to protect its interest in certain accounts. Accounts are considered delinquent when not paid in accordance with payment terms. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade receivables.

INVENTORIES. Inventories are stated at the lower of cost, determined by the last-in, first-out method ("LIFO"), or market. Current cost exceeded the LIFO value of inventories by approximately $7,231,000 at December 31, 2002 and $8,168,000 at December 31, 2001. The liquidation of certain LIFO layers decreased cost of sales and increased pre-tax income by $884,000, $1,395,000 and $637,000 in 2002, 2001 and 2000, respectively.

PROPERTIES. Properties are stated at cost. Depreciation is provided on the straight-line basis over the estimated useful life of the property. Management reviews these assets quarterly to determine whether carrying values have been impaired.

PROPERTIES HELD FOR SALE. Properties held for sale are stated at the lower of cost or estimated fair value less costs to sell and consists of land, buildings and building improvements.

INTANGIBLE ASSETS. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. As of December 31, 2002 the Company has unamortized goodwill of approximately $2,773,000. Other intangible assets, which consist of customer lists and the trained employee work force, have been amortized on a straight-line basis over their expected lives, which is approximately 5 years. Amortization of intangible assets reported in 2001 and 2000 was approximately $105,000 in each year. The Company evaluates intangible assets for impairment on an annual basis.

REVENUE RECOGNITION. Revenues are generally recognized when product ordered by the customer is either delivered to the customer or when the customer picks up the product at one of the Company's retail locations. Accruals for customer discounts and rebates are provided when sales are recognized.

INCOME TAXES. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences principally related to inventory, store closings and properties. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

ADVERTISING EXPENSES. The cost of advertising is expensed as incurred. The Company incurred $1,203,000, $1,132,000 and $1,254,000 in advertising costs during 2002, 2001 and 2000, respectively.

EARNINGS PER SHARE. Earnings-per-share information is based on the weighted average number of shares outstanding for the year. The effect of the assumed issuance of the performance-based incentive share awards and the assumed exercise of outstanding stock options is presented in the following table. This table presents a reconciliation of the denominator used in the calculation of basic net income per share and net income per share assuming dilution:



                                                                   YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------------------------------
(in thousands)                                          2002                    2001                    2000
                                               -----------------------------------------------------------------------
Weighted average number
    of common shares outstanding
    used for basic calculation                         2,080                   2,971                   4,752
Dilutive effect of assumed
    issuance of performance awards
    and exercise of options                              200                     138                      97
                                               -----------------------------------------------------------------------
Number of shares outstanding
    assuming dilution                                  2,280                    3,109                   4,849
                                               =======================================================================

         Exercisable stock options not included in the computation of diluted EPS because the option prices were greater than the average monthly market prices totaled 3,000, 154,000, and 298,000 shares, respectively, for 2002, 2001 and 2000. The exercise price for these shares averaged $23.05, $12.63 and $12.88 for 2002, 2001 and 2000, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS. In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145. SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria defined in APB Opinion No. 30 which are that the event or transaction is both unusual in nature and infrequent in occurrence. Events considered unusual should have a high degree of abnormality and be clearly unrelated to the Company's normal operations and infrequency is defined as not expected to recur in the foreseeable future. It is not expected that provisions of SFAS No. 145 will have a material impact on the financial position or results of operations of the Company.

         In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities", which is effective for exit or disposal activities that are initiated after December 31, 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issues No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The Company is currently evaluating the effects of adopting SFAS No. 146 and cannot predict whether or not its provisions will have a material impact on its financial position or results of operations.

         In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple events. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN 45 issued or modified after December 31, 2002. Adoption of this Interpretation is not expected to have a significant impact on the Company's financial position.

         In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an amendment of FASB Statement No. 123", which is effective for years beginning after December 15, 2002. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The Company is currently evaluating the effects of voluntarily adopting this statement but does not believe the provisions, if adopted, will have a material impact on its financial position or results of operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amounts of financial instruments in the accompanying consolidated balance sheet approximate their fair values.

RECLASSIFICATIONS. Certain amounts as originally reported in the 2001 and 2000 financial statements have been reclassified to conform to the 2002 presentation.

NOTE B--VALUATION ACCOUNTS

         The following tables present a summary of the changes in certain valuation accounts for each of the years in the three-year period ended December 31, 2002:


(in thousands)

ALLOWANCE FOR DOUBTFUL ACCOUNTS                       2002             2001              2000
                                                ----------------------------------------------------
Balance at beginning of year                          $ 1,096        $ 1,891            $ 2,566
Provision for doubtful accounts                           190              6              1,106
Amounts charged off                                      (299)          (801)            (1,781)
                                                ----------------------------------------------------
Balance at end of year                                $   987        $ 1,096            $ 1,891
                                                ====================================================

ALLOWANCE FOR NON-STRATEGIC INVENTORY                    2002           2001               2000
                                                ----------------------------------------------------
Balance at beginning of year                          $   663        $ 1,730            $ 1,862
Net reduction of allowance                               (334)        (1,067)              (132)
                                                ----------------------------------------------------
Balance at end of year                                $   329        $   663            $ 1,730
                                                ====================================================

NOTE C--SHAREOWNERS' EQUITY AND RELATED MATTERS

         The Company's Long-Term Incentive Plan was established to enable key employees to participate in the future growth and profitability of the Company by offering them long-term performance-based incentive compensation through issuance of stock options and performance share awards, which are vested based on achievement of performance goals. Performance shares awarded are earned and vested at the rate of 20% per year and become issuable 10 years after the date of award. No performance shares were awarded during 2002 and 2001 (17,300 shares were awarded in 2000 at a weighted average fair value of $10.75 per share). At December 31, 2002, there were 51,260 performance shares awarded but unissued, of which 21,710 shares are vested.

         The Company also has a stock option plan for non-employee directors in addition to the options available under the Long-Term Incentive Plan for key employees. The following table summarizes information about all stock option transactions:


                                                                                                      WEIGHTED
                                                                                                       AVERAGE
                                                          NUMBER OF          EXERCISE PRICE        EXERCISE PRICE
                                                           SHARES              PER SHARE              PER SHARE
-----------------------------------------------------------------------------------------------------------------
Outstanding at December 25, 1999                          312,100            $ 9.25 - 14.50             $12.74
-----------------------------------------------------------------------------------------------------------------
    Granted                                               156,400             10.06 - 11.88              10.10
    Exercised                                                (200)                     9.25               9.25
    Forfeited                                             (36,400)             9.25 - 14.38              12.61
-----------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2000                          431,900              9.25 - 14.38              11.80
-----------------------------------------------------------------------------------------------------------------
    Granted                                                 4,000                     10.20              10.20
    Exercised                                             (12,500)             9.25 - 10.50               9.35
    Forfeited                                             (43,200)             9.25 - 14.38              12.79
-----------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2001                          380,200              9.25 - 14.38              11.75
-----------------------------------------------------------------------------------------------------------------
    Granted                                                 3,000                     23.05              23.05
    Exercised                                             (66,000)             9.25 - 14.38              13.47
    Forfeited                                              (9,300)             9.25 - 14.38              12.52
-----------------------------------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 2002                          307,900            $ 9.25 - 23.05             $11.47
=================================================================================================================

         The number of shares exercisable were 117,720, 147,600, and 154,000 as of December 31, 2002, 2001 and 2000, respectively. The fair value of options granted was $10.19, $2.83 and $2.89 per share in 2002, 2001 and 2000, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yield of 1.2, 2.7 and 2.8 percent; expected volatility of 35, 25 and 24 percent; risk-free interest rates of 3.9, 4.9 and 5.3 percent and expected lives of 10 years for all years.

         Options at December 31, 2002:


                                                   OUTSTANDING                                 EXERCISABLE
                              ----------------------------------------------------------------------------------------

                                                    WEIGHTED
                                                     AVERAGE             WEIGHTED                        WEIGHTED
                                                    REMAINING            AVERAGE                         AVERAGE
    RANGE OF EXERCISE            NUMBER OF         CONTRACTUAL          EXERCISE         NUMBER OF       EXERCISE
          PRICES                  SHARES              LIFE               PRICE            SHARES          PRICE
----------------------------------------------------------------------------------------------------------------------

      $ 9.25 - 11.13              162,900              7.57              $10.05             7,900         $ 9.72
       11.88 - 13.06               61,500              6.05               12.34            43,520          12.37
       13.13 - 14.00               73,500              5.27               13.14            59,300          13.14
       14.38 - 23.05               10,000              3.73               16.98             7,000          14.38
----------------------------------------------------------------------------------------------------------------------
      $ 9.25 - 23.05              307,900              6.60              $11.47           117,720         $12.70
======================================================================================================================

         All options expire 10 years after the date of grant. As of December 31, 2002, there are 191,000 shares reserved for future issuance under the Long-Term Incentive Plan and 21,000 shares reserved for future issuance under the stock option plan for non-employee directors.

         Holders of common shares received a distribution of one right for each common share held on February 16, 2000. The rights become exercisable ten days after a person or group acquires or commences a tender or exchange offer that could result in the acquisition of 20% or more of the Company's common shares (except pursuant to an offer for all shares determined by the non-officer Directors to be fair and in the best interest of the Company and its shareowners). The rights also become exercisable 10 days after an acquisition of 20% or more of the Company's common shares by a person or group deemed by the Board of Directors to have interests adverse to those of the Company and its shareowners. Each right would, subject to certain adjustments and alternatives, entitle the rightholder to purchase common shares of the Company having a market value of $50 based on a price per share equal to 50% of the then fair market value of the shares. The rights are nonvoting, may generally be redeemed by the Company at a price of 1 cent per right and expire on February 15, 2010. The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued shares of common stock the number of shares of common stock that, as provided in the Rights Agreement, will be sufficient to permit the exercise in full of all outstanding rights.

         The Company has elected to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and accordingly, because the exercise price does not exceed the fair value on the date of grant, stock options do not constitute compensation expense in the determination of net income. Had stock option compensation expense been determined pursuant to the methodology provided in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the proforma effect on results of operations would have been a reduction in net income of $89,000 or 4 cents per common share in 2002, a reduction in net income of $106,000 or 3 cents per share in 2001 and a reduction in net income of $84,000 or 1 cent per share in 2000.

         On August 7, 2001, the Company announced its intention to repurchase up to 1,500,000 shares of the Company's common stock through a self-tender offer at a price of $15 per share. The tender offer was concluded on September 21, 2001, with the purchase of 1,258,307 shares.

On November 9, 2000, the Company announced its intention to purchase up to 1,500,000 shares of the Company's common stock pursuant to a Dutch auction self-tender offer at a price range of $10 to $12 per share. The Dutch auction was concluded on December 15, 2000, with the purchase of 1,189,113 shares at a price of $12 per share. The Board of Directors has authorized the Company to repurchase from time to time on the open market up to 2,500,000 shares (excluding the two tender offers) of the Company's common stock. Shares repurchased on the open market totaled 36,354 shares at prices ranging from $19.75 to $20.63 in 2002, 133,692 shares at prices ranging from $10 to $19.25 in 2001, and 464,598 shares at prices ranging from $9.75 to $13 in 2000.

NOTE D--DEBT AND LEASE TRANSACTIONS

         The Company has available, under revolving lines-of-credit arrangements with two banks, $25 million in unsecured short-term borrowings. The interest rate applicable when drawing against these lines is dependent upon a variety of formulas which utilize different money rate pricing indexes. In no case does the interest rate exceed the Prime Rate and there are no commitment fees. The terms of these credit arrangements are reviewed and generally renewed annually. At December 31, 2002, $1.5 million was outstanding under these arrangements (no borrowings were outstanding at year-end 2001). The Company also has an unused letter of credit in the amount of $1.3 million related to liability coverage.

         Long-term debt consisted of the following obligations at December 31:



(in thousands)                                                                        2002           2001
                                                                                   ---------------------------
Promissory note due in monthly installments through
    October 2005 plus interest at 7%, collateralized by a
    mortgage                                                                         $  283          $  383
Other                                                                                    24              28
Unsecured notes to insurance company,
    repaid in 2002                                                                     --             2,000
                                                                                   ---------------------------
Total long-term debt                                                                    307           2,411
Current portion of long-term debt                                                       104           2,104
                                                                                   ---------------------------
Long-term debt, net of current portion                                               $  203          $  307
                                                                                   ---------------------------

         Scheduled maturities of long-term debt for each of the four years following 2003 approximate: $104,000 in 2004, $88,000 in 2005, $5,000 in 2006
and $6,000 in 2007.

         The Company leases certain facilities and equipment under various operating leases which expire at various dates through 2009. Lease expense for such facilities and equipment totaled approximately $114,000 in 2002, $305,000 in 2001, and $402,000 in 2000. Future minimum lease payments for each of the next five years approximate $121,000 and aggregate $252,000 thereafter.

NOTE E--INCOME TAXES

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's federal deferred income tax assets, included in other assets on the accompanying balance sheets, are as follows at December 31:



(in thousands)                                                                        2002                 2001
                                                                                --------------------------------
Deferred tax assets
    Basis differences in properties                                                  $  335               $  522
    Compensation and employee benefits                                                  342                  491
    Allowance for doubtful accounts                                                     336                  384
    Basis differences in inventories                                                    126                  282
    Store closings                                                                      512                  979
    Insurance claims accrual                                                            133                  147
    Other                                                                               131                  268
                                                                                --------------------------------
Total deferred tax assets                                                            $1,915               $3,073
                                                                                ================================


         The provisions for income taxes consist of:

                                                                       YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------------------------------
(in thousands)                                           2002                    2001                   2000
                                                ---------------------------------------------------------------------
Current                                                 $  616                  $2,815                  $697
Deferred (benefit)                                       1,158                    (331)                  120
                                                ---------------------------------------------------------------------
Total provision for income taxes                        $1,774                  $2,484                  $817
                                                =====================================================================

         A reconciliation of the income tax provisions and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes, is as follows:

                                                                       YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------------------------------
(in thousands)                                           2002                    2001                   2000
                                                ---------------------------------------------------------------------
Computed amount                                            $1,759                 $2,467               $ 817
Tax exempt investment
    income                                                    (18)                   (11)                (35)
Other                                                          33                     28                  35
                                                ---------------------------------------------------------------------
Total provision for
    income taxes                                           $1,774                 $2,484               $ 817
                                                =====================================================================

NOTE F--STORE-CLOSINGS AND SALES

         During 2002, the Company closed five stores which it had identified and had accrued closing costs in 2001. Closing costs associated with these stores approximated $511,000 in 2002. The closing costs were primarily related to liquidating inventory, severance payments and absorbing certain other ongoing fixed costs. Closing costs in 2001 approximated $3.8 million, including $400,000 recorded as a charge to cost of sales, resulting from the closing of ten stores in 2001 and the identification of five additional stores to be closed in 2002. Closing costs in

2000 approximated $5.0 million, including $2.1 million recorded as a charge to cost of sales, resulting from the closing of eight stores in 2000 and the identification of six additional stores to be closed in 2001. Store closing costs are accrued in the period management identifies such stores for closing. Real estate owned related to closed stores is held for sale or lease and included with properties held for sale on the accompanying consolidated balance sheets.

NOTE G--CASH-BASED EMPLOYEE BENEFIT PLANS

         The Company has a 401(k) retirement savings and profit sharing plan under which eligible employees may contribute up to the maximum allowed under the internal revenue code. The Company matches the employees' contribution up to 1/3 of the first 6% of eligible wages. In addition, eligible employees receive a Company contribution equal to 3% of wages. Profit-sharing contributions approximated $523,000, $481,000 and $722,000 for 2002, 2001 and 2000,
respectively, and contributions to the 401(k) plan were approximately $252,000, $289,000 and $386,000 for 2002, 2001 and 2000, respectively.

NOTE H--CONTINGENCIES

         Various lawsuits arising during the normal course of business are pending against the Company. In the opinion of management, based upon discussion with legal counsel, the ultimate liability, if any, resulting from these matters will have no significant effect on the Company's consolidated results of operations, liquidity or financial position.

CORPORATE INFORMATION

ANNUAL MEETING                                                       BOARD OF DIRECTORS
The Annual Meeting of shareowners of Wolohan Lumber Co. will be      James L. Wolohan                  Charles Weeks
held May 1, 2003, 11:00 a.m., at the Company's corporate office,     Chairman of the Board,            formerly chairman and Chief
1740 Midland Road, Saginaw, Michigan.  Shareowners are welcome.      President and Chief Executive     Executive Officer of
                                                                     Officer; Director since 1986      Citizens Banking Corp.,
COPIES OF REPORTS                                                                                      Director since 1996

Shareowners may obtain additional copies of this report and          Hugo E. Braun, Jr.                Lee A. Shobe
quarterly 10-Q reports by writing to the Company's Investor          Partner, Braun Kendrick           Formerly President and
Relations Dept., Wolohan Lumber Co., P.O. Box 3235, Saginaw, MI      Finkbeiner,                       Chief Executive Officer
48605.  To view quarterly information please visit our website at:   Attorneys-at-Law;                 Of Dow Brands, Inc.;
                                                                     Director since 1984               Director since 1996
http://www.wolohan.com
                                                                     John A. Sieggreen
                                                                     Executive Vice President
                                                                     and Chief Operating Officer
                                                                     Director since 1999

HEADQUARTERS                                                         COMMITTEES

Wolohan Lumber Co. Administrative Offices                            MANAGEMENT REVIEW                 AUDIT COMMITTEE
1740 Midland Road                                                    COMMITTEE                         Hugo E. Braun, Jr.
P.O. Box 3235                                                        Lee A. Shobe, Chairman            Chairman
Saginaw, MI 48605                                                    Hugo E. Braun, Jr.                Lee A. Shobe
(989) 793-4532                                                       Charles R. Weeks                  Charles R. Weeks

COMMON STOCK                                                         COMPENSATION COMMITTEE
                                                                     Charles R. Weeks, Chairman
Wolohan's common stock trades on The Nasdaq Stock                    Hugo E. Braun, Jr.
Market(TM) under the symbol WLHN.

TRANSFER AGENT                                                       OFFICERS

Registrar and Transfer Company                                       James L. Wolohan                  Daniel P. Rogers
10 Commerce Drive                                                    Chairman of the Board,            Senior Vice President-
Cranford, NJ 0701603572                                              President and Chief               General Merchandise
(800) 368-5948                                                       Executive Officer                 Manager

GENERAL COUNSEL                                                      John A. Sieggreen                 Edward J. Dean
                                                                     Executive Vice President          Corporate Controller
Dickinson Wright PLLC                                                and Chief Operating
500 Woodward Avenue, Suite 4000                                      Officer
Detroit, Michigan 48226
                                                                     George I. Gibson Jr.
INDEPENDENT AUDITORS                                                 Corporate Secretary

Rehmann Robson
5800 Gratiot
Saginaw, Michigan 48603

                                                                      APPENDIX E


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-Q


[X] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the quarter ended        June 30, 2003
                      ---------------------------------------------


[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                    to
                               -----------------      ----------------------

Commission file number       0-6169
                       -----------------------------------------------------


                               WOLOHAN LUMBER CO.
----------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

            Michigan                                   38-1746752
---------------------------------            -------------------------------
 (State or other jurisdiction of                    (I.R.S. Employer
 incorporation or organization)                  Identification Number)

                   1740 Midland Road, Saginaw, Michigan 48603
----------------------------------------------------------------------------
                    (Address of principal executive offices)

                                 (989) 793-4532
----------------------------------------------------------------------------
              (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]   No  [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes  [ ]   No  [X]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practical date.

Common stock, $1 par value   --  2,042,688 shares as of July 31, 2003

PART I -- FINANCIAL INFORMATION
ITEM 1.   FINANCIAL INFORMATION
          ---------------------

WOLOHAN LUMBER CO.
CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                           JUNE 30,    DEC. 31,
                                                             2003        2002
                                                           --------    --------
                                                          (Unaudited)   (Note)
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                              $ 11,116    $ 12,100
    Trade receivables, net                                   21,413      17,272
    Inventories, at average cost                             23,834      23,599
    Reduction to LIFO cost                                   (7,231)     (7,231)
                                                           --------    --------
    Inventories at the lower of LIFO cost or market          16,603      16,368
    Other current assets                                      1,158       1,427
                                                           --------    --------
TOTAL CURRENT ASSETS                                         50,290      47,167

NET PROPERTIES AND EQUIPMENT                                 18,186      18,174

OTHER ASSETS                                                 16,891      18,439
                                                           --------    --------
TOTAL ASSETS                                               $ 85,367    $ 83,780
                                                           ========    ========

LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES
    Trade accounts payable                                 $  9,937    $  7,373
    Employee compensation and accrued expenses                9,087       9,502
    Short-term borrowings                                     1,000       1,500
    Current portion of long-term debt                           104         104
                                                           --------    --------
TOTAL CURRENT LIABILITIES                                    20,128      18,479

LONG-TERM DEBT, NET OF CURRENT PORTION                          151         203
                                                           --------    --------
TOTAL LIABILITIES
SHAREOWNERS' EQUITY                                          20,279      18,682
    Common stock                                              2,043       2,073
    Additional capital                                           --         539
    Retained earnings                                        63,045      62,486
                                                           --------    --------
TOTAL SHAREOWNERS' EQUITY                                    65,088      65,098
                                                           --------    --------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                  $ 85,367    $ 83,780
                                                           ========    ========

Note: The consolidated balance sheet at December 31, 2002, has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

See notes to condensed consolidated financial statements.

WOLOHAN LUMBER CO.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per-share amounts)


                                                            THREE MONTHS ENDED
                                                         -----------------------
                                                         JUNE 30,       JUNE 30,
                                                          2003            2002
                                                        --------       --------
NET SALES                                               $ 51,662       $ 56,690
Cost of sales                                             39,259         43,614
                                                        --------       --------
   Gross Profit                                           12,403         13,076
Other operating income                                       612            652
                                                        --------       --------
Total operating income                                    13,015         13,728
OPERATING EXPENSES
    Selling, general and administrative                   10,191         11,202
    Depreciation and amortization                            935          1,178
                                                        --------       --------
Total Operating Expenses                                  11,126         12,380
                                                        --------       --------
INCOME FROM OPERATIONS                                     1,889          1,348
OTHER INCOME (EXPENSES)
    Gain on sale of properties                               755             --
    Interest income                                           41             27
    Interest expense                                          (6)           (24)
                                                        --------       --------
OTHER INCOME, NET                                            790              3
                                                        --------       --------

INCOME BEFORE INCOME TAXES                                 2,679          1,351
   Income taxes                                              911            459
                                                        --------       --------
NET INCOME                                              $  1,768       $    892
                                                        ========       ========
Average shares outstanding                                 2,050          2,098

Net income per share, basic                             $    .85       $    .44
Net income per share, assuming dilution                 $    .78       $    .39

Dividends per share                                     $    .07       $    .07



See notes to condensed consolidated financial statements.

WOLOHAN LUMBER CO.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per-share amounts)
                                                            SIX MONTHS ENDED
                                                        ------------------------
                                                         JUNE 30,      JUNE 30,
                                                          2003           2002
                                                        --------       --------

NET SALES                                               $ 81,638       $ 94,560
Cost of sales                                             61,948         73,150
                                                        --------       --------
   Gross Profit                                           19,690         21,410
Other operating income                                     1,070          1,228
                                                        --------       --------
Total operating income                                    20,760         22,638
OPERATING EXPENSES
    Selling, general and administrative                   18,885         20,445
    Depreciation and amortization                          1,892          2,442
                                                        --------       --------
Total Operating Expenses                                  20,777         22,887
                                                        --------       --------
LOSS FROM OPERATIONS                                         (17)          (249)
OTHER INCOME (EXPENSES)
    Gain on sale of properties                             1,427            299
    Interest income                                           92             58
    Interest expense                                         (21)           (82)
                                                        --------       --------
OTHER INCOME, NET                                          1,498            275
                                                        --------       --------

INCOME BEFORE INCOME TAXES                                 1,481             26
   Income taxes                                              504              9
                                                        --------       --------
NET INCOME                                              $    977       $     17
                                                        ========       ========

Average shares outstanding                                 2,070          2,077

Net income per share, basic                             $    .47       $    .01
Net income per share, assuming dilution                 $    .43       $    .01

Dividends per share                                     $    .14       $    .14




See notes to condensed consolidated financial statements.

WOLOHAN LUMBER CO.
CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
(in thousands)


                                             COMMON STOCK                                               TOTAL
                                       ------------------------       ADDITIONAL       RETAINED      SHAREOWNERS'
                                         SHARES         AMOUNT          CAPITAL        EARNINGS         EQUITY
                                       ---------       --------       ----------       --------      ------------
BALANCES AT DEC. 31, 2002                 2,073        $  2,073        $    539        $ 62,486        $ 65,098
Net loss                                                                                   (791)           (791)
Cash dividends - $.07 per share                                                            (146)           (146)
Shares issued under Long-Term
    Incentive Plan                            5               5             107                             112
Shares issued in connection with
    exercise of stock options                15              15             182                             197
                                        -------        --------        --------        --------        --------
Balances at Mar. 31, 2003                 2,093           2,093             828          61,549          64,470

Net income                                                                                1,768           1,768
Cash dividends - $.07 per share                                                            (143)           (143)
Shares repurchased and retired              (50)            (50)           (828)           (129)         (1,007)
                                        -------        --------        --------        --------        --------
BALANCES AT JUNE 30, 2003                 2,043        $  2,043              --        $ 63,045        $ 65,088
                                        =======        ========        ========        ========        ========



See notes to condensed consolidated financial statements.

WOLOHAN LUMBER CO.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In thousands)


                                                           SIX MONTHS ENDED
                                                        -----------------------
                                                         June 30,      June 30,
                                                          2003           2002
                                                        ---------     ---------
OPERATING ACTIVITIES
Net income                                              $    977      $     17
Adjustments to reconcile net income to net
   cash (used in) provided by operating activities
      Depreciation                                         1,842         2,342
      Amortization                                            50           100
      Provision for losses on receivables                    157           116
      Effect of LIFO                                          --          (225)
      Gain on sale of properties                          (1,427)         (299)
      Gain on sale of equipment                             (126)         (238)
      Common stock based compensation                         13            34
Changes in operating assets and liabilities
      Trade receivables                                   (4,298)       (1,150)
      Other assets                                           (91)         (474)
      Inventories                                           (235)       (1,776)
      Accounts payable and accrued expenses                2,448         2,843
                                                        --------      --------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES         (690)        1,290
                                                        --------      --------

INVESTING ACTIVITIES
Purchases of property and equipment                       (1,894)       (1,084)
Proceeds from the sale of properties and equipment         3,253           475
                                                        --------      --------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES        1,359          (609)
                                                        --------      --------

FINANCING ACTIVITIES
Net repayments of short-term borrowings                     (500)           --
Repayments of long-term debt                                 (52)       (2,052)
Repurchases of common stock                               (1,007)         (169)
Proceeds from exercise of stock options                      197           878
Dividends paid                                              (291)         (287)
                                                        --------      --------
NET CASH USED IN FINANCING ACTIVITIES                     (1,653)       (1,630)
                                                        --------      --------

DECREASE IN CASH AND CASH EQUIVALENTS                       (984)         (949)

Cash and cash equivalents at beginning of period          12,100         4,798
                                                        --------      --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD              $ 11,116      $  3,849
                                                        ========      ========





See notes to condensed consolidated financial statements.

WOLOHAN LUMBER CO.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2003

NOTE A - BASIS OF PRESENTATION

         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included.

         The Company's business is seasonal in nature, subject to general economic conditions and outside factors, and accordingly, its operating results for the three months and six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2003.

         The Company recognizes revenues when products, ordered by the customer, are either delivered to the customer or the customer picks up the products at one of the Company's retail locations.

         For further information, refer to the consolidated financial statements and footnotes included in the Company's annual report on Form 10-K for the year ended December 31, 2002.

NOTE B - NEW ACCOUNTING PRONOUNCEMENTS

         In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 149 which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly. In particular, SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement 133, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform to language used in FASB Interpretation No. 45, and amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 will not have a significant effect on the financial position or results of operations of the Company

         In May 2003, the FASB issued SFAS No. 150 which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 will not have a significant effect on the financial position or results of operations of the Company

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Certain information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report may be deemed to be forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 and are subject to the Act's safe harbor provisions. These statements are based on current expectations and involve a number of risks and uncertainties. Actual results could differ materially from the results expressed in forward-looking statements. Factors that might cause such a difference include but are not limited to: fluctuations in customer demand and spending, expectations of future volumes and prices for the Company's products, prevailing economic conditions affecting the retail lumber and building materials markets and seasonality of operating results and other factors, including risk factors, referred to from time to time in filings made by the Company with the Securities and Exchange Commission. The Company undertakes no obligation to update or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

         Accounting Policies and Estimates

         The following discussion and analysis of the results of operations and financial condition are based on the Company's financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, the results of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

         The Company's significant accounting polices are described in Note A to the consolidated financial statements included in the Company's annual report on Form 10-K for the year ended December 31, 2002. Management believes that the following accounting policies affect the more significant estimates used in preparing the consolidated financial statements.

         The Company records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrink results from previous physical inventories. Changes in actual shrink results from completed physical inventories could result in revisions to previously recorded shrink expense. The Company also records an inventory reserve for the loss associated with selling discontinued inventories at below cost. This reserve is based on management's current knowledge with respect to inventory levels and historical experience relating to the liquidation of discontinued inventories. Management does not believe the Company's merchandise inventories are subject to significant risk of obsolescence.

         The Company maintains an allowance for doubtful accounts related to trade receivables by providing for probable uncollectible amounts through a charge to earnings and a credit to the allowance. Management assesses the current status of individual accounts on a quarterly basis and makes adjustments to the allowance as a result of this assessment. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance.

         The Company records a reserve for store closing costs in the period management identifies such stores for closing. Accrued costs include: costs to liquidate remaining inventory, expensing of future lease payments on long-term leases, writing off leasehold improvements, severance payments and certain other ongoing fixed costs. Management reviews on a quarterly basis the balance of the reserve for each closed store and makes appropriate adjustments based on the expected months remaining until each closed store is disposed of.

         Management believes it has sufficient current and historical knowledge to record reasonable estimates for its inventory reserves, allowance for uncollectible trade receivables and store closing reserve.

         Results of Operations

         Net income was $1.77 million (85 cents per share basic; 78 cents per share fully diluted) for the second quarter ended June 30, 2003, compared with $892,000 (44 cents per share basic; 39 cents per share fully diluted) for the same period of 2002. For the six-month period ended June 30, 2003, net income totaled $977,000 (47 cent per share basic; 43 cents per share fully diluted), compared with $17,000 (1 cent per share basic and fully diluted) for the similar period of 2002.

         Net sales in 2003 were $51.7 million for the second quarter and $81.6 million for the first six months, compared with $56.7 million and $94.6 million for the comparable periods of 2002. Compared with 2002, same-store sales in 2003 declined 2 percent for the second quarter and 6 percent for the six-month period.

         Sales results reflect a reduction in the number of operating stores compared with 2002. At June 30, 2003, the Company had 25 stores compared with 29 at the end of the second quarter of 2002. In addition, with the Company's strategic focus on the professional builder and the large project-oriented consumer, it continues to eliminate or reduce certain products previously sold to the do-it-yourself home-improvement market, which in turn, may have a negative impact on sales comparisons.

         The Company estimates that at least two-thirds of its sales were to professional builders in the second quarter and six-month period of 2003 and 2002.

         The net income improvement in the second quarter and six month-period of 2003, compared with similar periods in 2002 reflects:

         1. Higher pre-tax gains (net) recorded on the sale of real estate properties in 2003 versus 2002 ($755,000 more for the second quarter and $1.13 million more for the six-month period).

         2. An improvement in gross margin to 24.0 percent for the second quarter and 24.1 percent for the six-month period of 2003, compared with 23.1 percent and 22.6 percent, respectively, for the similar periods of 2002. The 2002 gross margin percentages reflect a significant inventory shrinkage recorded at one store.

         The operating expense ratio for the second quarter of 2003 was 21.5 percent, compared with 21.8 percent for the same period in 2002. For the 2003 six-month period, the ratio was 25.5 percent compared with
         24.2 percent in 2002. The increase for the six-month period was due primarily to higher advertising costs and the significantly lower sales base which minimized leverage gains from lowering expenses in other areas. Total operating expense dollars were reduced $1.3 million and $2.1 million, respectively, for the second quarter and six-month period, compared with similar periods in 2002.

         The effective federal income tax rate for the second quarter and six month period of 2003 and 2002 was 34 percent.

         Financial Condition

         At June 30, 2003, the Company's balance sheet remained strong. Net working capital at June 30, 2003, totaled $30.2 million, compared with $23.0 million at June 30, 2002, and $28.7 million at Dec. 31, 2002. The current ratio at June 30, 2003, was 2.5 to 1, compared with 2.0 to 1 at June 30, 2002, and 2.6 to 1 at Dec. 31, 2002.

         Cash and cash equivalents totaled $11.1 million at June 30, 2003, compared with $3.8 million at June 30, 2002, and $12.1 million at Dec. 31, 2002. The liquidity ratio at June 30, 2003, was .55 to 1, compared to .16 to 1 at June 30, 2002, and .65 to 1 at Dec. 31, 2002. Cash and cash equivalents decreased $1.0 million during the first half of 2003. Operating activities used net cash of $.7 million during the first half of 2003. Investing activities in the first half of 2003 included $3.3 million in proceeds from the sale of properties and equipment, offsetting $1.9 million in capital expenditures, which were primarily related to equipment replacements and additional land purchased at an existing location. Financing activities in the first half of 2003 used net cash of $1.7 million and included $1.0 million to purchase 50,000 shares of Company common stock at $20.14 per share, $.5 million to reduce short-term borrowings to $1.0 million at June 30, 2003 and $.3 million for dividend payments.

         The Company expects that net cash from operating activities and available lines of credit should be adequate to meet working capital needs for the foreseeable future.

         Invested capital was equal to 76% of total assets at June 30, 2003, compared with 78% at year-end 2002. Shareowners' equity accounted for 100 percent of invested capital at June 30, 2003 and Dec. 31, 2002.

         Outlook

         Wolohan Lumber Co. continues to implement strategies designed to improve market share to its core customers: professional home builders and project-oriented consumers. Such strategies include ongoing initiatives to increase the efficiency and volume of sales made from existing value-added manufacturing facilities or due to existing offerings of value-added services such as installation, estimating and design, and specialized delivery. The Company has also placed renewed focus on sales training and marketing, both important aspects of achieving growth in sales. The Company continues to emphasize continued improvement in expense control as well.

         The Company expects to maintain a strong balance sheet in 2003 through the continued attainment of profitable operations, its annual efforts at inventory management, accounts receivable review and collection, and responsible cash management. Strategies targeted at continuing the Company's track record of effectively liquidating or leasing idle properties are expected to further improve the Company's liquidity and strengthen its balance sheet.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Not Applicable.

ITEM 4.  CONTROLS AND PROCEDURES

         As of July 18, 2003, an evaluation was performed under the supervision of and with the participation of the Company's management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the President and Chief Executive Officer and the Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of July 18, 2003. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to July 18, 2003.

PART II -- OTHER INFORMATION

         ITEM 1. LEGAL PROCEEDINGS
         From time to time, the Company may be involved in various legal proceedings that are incidental to its business. In management's opinion, the Company is not a party to any current legal proceedings that are material to its financial condition, either individually or in the aggregate.

         ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS
         Not applicable.

         ITEM 3. DEFAULTS UPON SENIOR SECURITIES
         Not applicable.

         ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
         The following information is furnished with respect to the Annual Meeting of security holders of the Registrant held during May 2003:

         (a)      A meeting was held on May 1, 2003 and was an Annual Meeting.

         (b)      Not applicable.

         (c) At such meeting the following nominees for election as directors were elected to hold office until the next annual meeting of stockholders or until their successors are elected and qualified. The votes cast with respect to each nominee for director are as follows:


                                                            Votes to Withhold
                                                           Authority to Vote for
                 Nominee              Votes for Nominee         the Nominee
                 -------              -----------------    ---------------------
                 Hugo E. Braun, Jr.        1,897,917              3,438
                 James L. Wolohan          1,899,917              1,438
                 Charles R. Weeks          1,899,917              1,438
                 Lee A. Shobe              1,899,917              1,438
                 John Sieggreen            1,892,176              9,179

         ITEM 5. OTHER INFORMATION
         On May 16, 2003 the Board of Directors of Wolohan Lumber Co. announced it had received a proposal from certain current shareholders and members of management, including James L. Wolohan, the President and Chief Executive Officer of the Company, John A. Sieggreen, the Company's Executive Vice President and Chief Operating Officer, Daniel
         P. Rogers, Senior Vice-President-General Merchandise Manager and Edward J. Dean, Vice President and Chief Financial Officer (the "Continuing Shareholders"), who own approximately 51.3% of Wolohan stock, to acquire the shares of common stock of the Company in the hands of public shareholders at a price of $21.75 per share in a cash merger transaction.

         The Board of Directors has established a Special Committee of the Board consisting of independent directors to review the proposal.



         ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

         99             Exhibits:

         EXHIBIT NO.                 EXHIBIT DESCRIPTION
         -----------                 -------------------

         31.1 Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

         31.2           Certification of Chief Financial Officer pursuant to
                        Section 302 of Sarbanes-Oxley Act of 2002.

         32.1 Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

         32.2           Certification of Chief Financial Officer pursuant to
                        Section 906 of the Sarbanes-Oxley Act of 2002.

         (b)  Reports on Form 8-K

         The registrant filed two reports on Form 8-K during the quarter for which this Report is filed. The filing dates were April 23 and May 16, 2003.

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                        WOLOHAN LUMBER CO.
                                        -------------------------------------
                                        Registrant




Date:  August 8, 2003                   James L. Wolohan
       ------------------------         -------------------------------------
                                        James L. Wolohan
                                        President and Chief Executive Officer



Date:  August 8, 2003                   Edward J. Dean
       ------------------------         -------------------------------------
                                        Edward J. Dean
                                        Chief Financial Officer
                                        (Principal Accounting Officer)